# Hines

**Real Estate Investment Trust**
2011 Annual Report





**Cover Property: 1200 19th Street,** Washington, D.C.

**Inside Cover Property: 499 Park Avenue,** New York, New York

## FORWARD LOOKING STATEMENTS

Any statement herein that is not a historical fact is a forward-looking statement, including those relating to future activities, outlook and looking forward. Actual results may differ materially from the forward-looking statements as a result of various factors, including real estate market conditions, results of offerings and those described in "Risk Factors" and elsewhere in the Other Financial Information section of this report and the SEC filings of Hines Real Estate Investment Trust, Inc.



# LETTER TO SHAREHOLDERS

April 15, 2012

## DEAR SHAREHOLDER:

We are pleased to look back at the preceding year and write to you about our ongoing efforts to improve the performance of your investment in Hines REIT. In this 2011 Annual Report, you will learn how our proactive leasing and ongoing commitment to sustainability, among other things, have helped the portfolio be better positioned for long-term growth. You will also see how the sales of certain properties have enhanced the Company's liquidity, reduced our debt and allowed us to harvest profits on our investments.

You are probably aware that government regulations now mandate share revaluations 18 months after a REIT closes for investment. Hines REIT closed to new investment on December 31, 2009; therefore, we were required to establish a new estimated per share value in 2011. In May, the Hines REIT board of directors established a new estimated per share value of $7.78. Unfortunately, this requirement to reprice came on the heels of the global financial crisis which caused commercial real estate values to fall sharply as rental rates declined and vacancies increased.

Knowing the importance of consistent distributions, we took two important steps to demonstrate Hines' commitment to the REIT's shareholders. First, the board declared a distribution amount starting in July 2011 that was equivalent to what you had been receiving in prior months. This was accomplished by using funds generated by our operations and from gains generated by the sales of selected properties. You can see how Hines REIT has maintained its distribution levels in the distribution history chart that follows this letter. Second, the Hines organization waived one-third of the cash asset management fees earned from Hines REIT from July 1, 2011 through the end of 2012, which increases the amount of cash flow that may be available for distributions to shareholders.

## PORTFOLIO SUMMARY
as of 12/31/11

| | |
|---|---|
| **Total Assets:** | 57 properties |
| **Estimated Aggregate Value:** | $3.4 billion[1] |
| **Total Square Feet:** | Over 26 million |
| **Portfolio Occupancy:** | 87%; 2% above the national average |
| **Current Leverage (Loan-to-Value):** | 55% |

[1]Owned directly or indirectly



**2555 Grand,** Kansas City, Missouri

Three assets owned directly or indirectly by Hines REIT were sold in 2011 at substantial gains. The proceeds from these sales have provided us with liquidity to meet the Company's capital needs and to reduce our overall debt levels. Moving forward, we will continue to monitor market trends and seek opportunities that may allow us to harvest investment gains, as well as provide the Company with additional liquidity and the opportunity to further reduce our debt. Also, in addition to individual asset sales, our board of directors is continually evaluating portfolio-wide exit strategies with the objective of maximizing the ultimate return on your investment. Since we suspended our share redemption program in 2009, we understand that providing liquidity to our shareholders through a well-executed exit strategy in the future is a significant priority as we manage our portfolio over the coming few years.

In 2011, commercial real estate experienced a partial recovery from the losses suffered during the financial crisis as investors sought income and relative capital preservation by investing in core assets in prime markets. Core properties in gateway cities such as San Francisco, Chicago, Houston and New York City generally sold at substantial price increases from the lows of 2009, which bodes well for the REIT's portfolio of high-quality properties. In addition, the office-using employment picture has improved recently, and we believe that Hines REIT is well-positioned to benefit from the need for office space these jobs may create. While this activity may slow in 2012 due to economic uncertainties both inside and outside of the U.S., we believe the commercial real estate markets should continue to improve over the next several years as long as the U.S. economy continues to grow at a moderate pace.

As we continue to manage the Company's portfolio and evaluate potential exit strategies for the future, we want you to know that we remain committed in our efforts to return your capital and maximize the value of your investment.

**Jeffrey C. Hines**
Chairman of the Board

**Charles N. Hazen**
President and CEO



**5th and Bell,** Seattle, Washington

## DISTRIBUTION HISTORY

We are proud to have provided regular distributions since 2005. Our current 5% distribution rate, based on our last offering price of $10.08, is funded from cash flows from operating activities, distributions received from our unconsolidated investments, proceeds from the sales of our real estate investments and cash generated during prior periods. Of the per-share amount, approximately 30% is designated by the Company as a special distribution which will be a return of a portion of the shareholders' invested capital and, as such, will reduce their remaining investment in the Company. The special distribution is being funded with profits from sales of investment property.


Cents per share paid quarterly
$0.15
$0.156
$0.158
$0.161
$0.156
$0.124
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007
Q2 2007
Q3 2007
Q4 2007
Q1 2008
Q2 2008
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011

## PROACTIVE LEASING

We know that tenant retention is imperative to maintain the value of our assets and maximize investor returns. We strive to keep our buildings fully leased with high-quality tenants through programs aimed at retaining existing tenants and attracting new ones.

Our efforts have paid off. As of December 31, 2011, average occupancy across our portfolio stood at 87%, which exceeds the national average of approximately 85%. Hines REIT's occupancy rates have continuously exceeded the national average (as measured by NCREIF) every year since we began operations in 2004, regardless of market fluctuations.

**Highlights include:**

**Houston, TX**
**Shell Plaza (One and Two)**

- Shell Corporation
  Early renewal of 1.22 million Square Feet (SF) through 2025
- Dune Energy, Inc.
  Renewal 15,000 SF through 2016

**Dallas, TX**
**4050 Corporate Drive**

- Kay Chemical Company
  Early renewal 241,000 SF through 2018
- Fleetpride Corporation
  Early renewal 200,000 SF through 2019

**Houston, TX**
**Williams Tower**

- Williams Field Services
  Expansion 60,000 SF through 2018
- Ryan & Company
  Renewal 32,000 SF through 2019
- Rowan Companies, Inc.
  Expansion 10,000 SF through 2020

**Chicago, IL**
**321 North Clark**

- American Bar Association
  Renewal 200,000 SF through 2024
- Claro Group
  New lease 26,000 SF through 2019

**Los Angeles, CA**
**Warner Center**

- Health Net, Inc.
  Renewal of 334,000 SF for 10 years through 2021

**Chicago, IL**
**One North Wacker**

- PricewaterhouseCoopers LLP
  Renewal 279,000 SF through 2028

**Miami, FL**
**Airport Corporate Center**

- United Health Care Services, Inc.
  Renewal 23,000 SF through 2013
- Corporate American Solutions
  New lease 16,000 SF through 2019
- Armani & Associati
  New lease 10,000 SF through 2017

**San Francisco, CA**
**The KPMG Building**

- Buchalter Nemer
  New lease 30,000 SF through 2022
- Funzio, Inc.
  New lease 20,000 SF through 2015

**New York, NY**
**499 Park Avenue**

- Quadrant Capital Advisors, Inc.
  Renewal 11,000 SF through 2022

## STRATEGIC ASSET SALES

As the REIT matures we are continuously evaluating strategic asset sales that may allow us to harvest gains to provide liquidity, reduce debt and enhance the ultimate return on your investment in Hines REIT. Since the beginning of 2010, six assets owned directly or indirectly were sold totalling $367.6 million of net sales proceeds.

**Transactions include:**

**Three First National[1]**
**Chicago, IL**



- Acquired:
  March 2005 for $245.3 million
- Sold:
  August 2011 for $344.0 million[2]

**Atrium on Bay**
**Toronto, ON, Canada**



- Acquired:
  February 2007 for $215 million USD
- Sold:
  June 2011 for $353 million USD[2]

**One North Wacker[3]**
**Chicago, IL**



- Acquired:
  March 2008 for $540 million
- Sold:
  49% interest in December 2011 for $298.9 million[2]

[1]As a result of our investment in the Core Fund, Hines REIT had an 18% indirect investment in Three First National. [2]The sales prices stated for these three properties represent the gross contract sales prices. [3]As a result of our investment in the Core Fund, Hines REIT had a 22% indirect investment in One North Wacker at the time of the sale.

## HINES REIT'S HIGH-QUALITY PORTFOLIO[1]

**57 properties; $3.4 billion estimated aggregate value**


Seattle - 11%
Minneapolis - 3%
Chicago - 10%
New York - 4%
Sacramento - 5%
Denver - 2%
Kansas City - 5%
San Francisco Bay Area - 8%
Washington, D.C.[2]
Memphis[2]
Raleigh[2]
Los Angeles - 13%
Phoenix - 2%
Dallas - 10%
Richmond - 2%
Atlanta - 3%
Charlotte - 2%
San Diego[2]
San Antonio[2]
Houston - 11%
Orlando[2]
Miami - 5%

## TOP TEN TENANTS[3]

1. **Shook, Hardy & Bacon LLP** ............................ 2555 Grand
   International law firm
2. **Williams Companies** .................................. Williams Tower
   Integrated natural gas company
3. **Raytheon Company** ............. Raytheon/DIRECTV Buildings
   U.S. defense and aerospace systems contractor
4. **State of California** ....................................... 1515 S Street
   Two California state agencies
5. **Microsoft Corporation** ............... Daytona-Laguna Portfolio
   World leader in computer and software technology
6. **Honeywell International, Inc.** ...... Daytona-Laguna Portfolio
   ............................................................ and 345 Inverness
   Fortune 100 aerospace and industrial products company
7. **Oracle** ........................................................... 2100 Powell
   World-wide leader in database technology and applications
8. **Kay Chemical** ...................... 4050 & 4055 Corporate Drive
   Chemical manufacturer
9. **Norwegian Cruise Line**................ Airport Corporate Center
   Leading cruise ship operator
10. **Foley & Lardner** ....................................... 321 North Clark
    International law firm


Rio De Janeiro - 1%

[1]Based on Hines REIT's pro-rata share of the estimated aggregate value.
[2]The value is less than 1% of Hines REIT's portfolio.
[3]Data is based on Hines REIT's effective ownership in each property and is compiled based on leased square feet.

## MANAGING DEBT

Throughout 2011 we worked aggressively to refinance loans on selected properties in order to secure lower interest rates and/or extend maturities. Additionally, as a result of the strategic asset sales during 2011, we reduced our leverage on real estate assets by approximately 4%. The portfolio's average weighted interest rate was 5.6%.



Balance at Maturity (000s)
$159,500
$456,000
$0
$18,462
$281,154
$335,000
$0
$0
$0
$68,046
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021


## LEASE EXPIRATIONS[1]



Vacant
13.6%
2012
7.4%
2013
10.7%
2014
5.2%
2015
8.4%
2016
6.8%
2017
8.4%
2018
12.9%
2019
4.6%
2020
3.2%
2021
4.9%


[1]Data is based on Hines REIT's effective ownership in each property and is compiled based on leased square feet.

## TENANT INDUSTRY DIVERSIFICATION[2]

| | |
|---|---|
| Legal | 17% |
| Finance and Insurance | 13% |
| Manufacturing | 13% |
| Information and Technology | 12% |
| Grocery-Anchored Retail | 7% |
| Professional Services | 5% |
| Oil & Gas/Energy | 5% |
| Government | 5% |
| Other[3] | 23% |

[2]Data is based on Hines REIT's pro-rata share of the leased square feet of each property. [3]Other includes: transportation and warehousing; wholesale trade; health care; real estate; accounting; arts, entertainment and recreation; construction; other services; retail; administrative and support services; and hospitality.



# HINES' COMMITMENT TO SUSTAINABILITY

Throughout its history, Hines, our sponsor, has championed sustainable green practices and technologies. Hines REIT shares this commitment that a green approach to real estate makes good business sense, helps the environment and creates better places for people to work.

Hines REIT's Sustainability Policy specifies measurable steps to quantify its commitment. The policy states that all properties owned wholly or in part by Hines REIT shall seek to benchmark energy consumption using ENERGY STAR® criteria,[1] to pursue the ENERGY STAR label and to pursue LEED® certification[2] where reasonably possible. All properties are expected to report to Hines on a periodic basis their objectives and progress relative to energy efficiency and sustainability.

Sustainable properties help attract new tenants and keep existing tenants satisfied. Green improvements completed in the past and planned future upgrades for One and Two Shell Plaza in Houston were integral to tenant Shell Oil's decision to agree to a renewal of over 1.2 million square feet of office space through 2025. This transaction represents the largest office space lease in the world in 2011.[3]



*"We are excited about securing our future in the heart of downtown Houston. Our lease renewal with Hines offers a great opportunity for Shell and its employees to demonstrate our commitment to energy and water conservation and to sustainable practices."*

– **Jeri Ballard,** Vice President Strategy and Portfolio, Shell Oil Company

## ONE AND TWO SHELL PLAZA

Houston, TX

At One and Two Shell Plaza, all of the dual-pane glass was replaced with windows that are more energy efficient and transmit more daylight into the workspaces. Additionally, major mechanical and electrical upgrades are being made in 2012.

ENERGY STAR

LEED® Gold Certified

As a result of its investment in the Core Fund, Hines REIT has an 11% indirect investment in these properties.

[1]Since joining 1999, Hines has been a partner in ENERGY STAR, a joint program of the U.S. Environmental Protection Agency and the U.S. Department of Energy that recognizes excellence in energy performance, reduced operating costs and environmental leadership. [2]Hines is a recognized leader in the U.S. Green Building Council's LEED rating system, the nationally accepted benchmark for the design, construction and operation of high-performance green buildings. [3]According to CoStar and Cushman & Wakefield.

**Williams Tower,** Houston, Texas

Hines REIT owns 100% of Williams Tower and acquired the property in May 2008.





Williams Tower, headquarters to Hines and Hines REIT, is LEED® Gold Certified. The building also has six ENERGY STAR® labels and a current ENERGY STAR rating of 85. This means that the building is 34% more energy efficient and annually saves $1.33 per square foot in energy costs when compared to the national average.

ENERGY STAR

LEED® Gold Certified

## WHY GREEN BUILDINGS MATTER

Green buildings generally conserve resources, increase productivity and lower operating costs. In addition, they have commanded higher rents, maintained higher occupancy rates and sold at higher prices.[1]

Out of 57 total properties in the portfolio, these 33 Hines REIT properties have been LEED® certified, earned the ENERGY STAR® or qualified as Designed to Earn the ENERGY STAR:

**Renaissance Square,** Phoenix, AZ
LEED Gold Certified

**2011 Powell,** Emeryville, CA
LEED Gold Certified

**LNR Warner Center,** Los Angeles, CA
LEED Gold Certified

**Douglas Blvd Portfolio,** Roseville, CA
(5 separate properties)

**1515 S Street,** Sacramento, CA
LEED Silver EB (Existing Building) Certified

**Wells Fargo Center,** Sacramento, CA
LEED Gold Certified

**525 B Street,** San Diego, CA
LEED Silver EB Certified

**101 Second Street,** San Francisco, CA
LEED Gold Certified

**KPMG Building,** San Francisco, CA
LEED Gold Certified

**1900 & 2000 Alameda,** San Mateo, CA

**1200 19th Street,** Washington, DC
LEED Platinum Certified and
Designed to Earn the ENERGY STAR

**Airport Corporate Center,** Miami, FL

**One Atlantic Center,** Atlanta, GA

**321 North Clark,** Chicago, IL
LEED Gold Certified

**333 West Wacker,** Chicago, IL
LEED Gold Certified

**Minneapolis Office/Flex Portfolio,**
Minneapolis, MN

**2555 Grand,** Kansas City, MO

**499 Park Avenue,** New York, NY

**Carillon Building,** Charlotte, NC

**Charlotte Plaza,** Charlotte, NC

**Citymark,** Dallas, TX

**JPMorgan Chase Tower,** Dallas, TX
LEED Gold Certified

**One Shell Plaza,** Houston, TX
LEED Gold Certified

**Two Shell Plaza,** Houston, TX
LEED Gold Certified

**Williams Tower,** Houston, TX
LEED Gold Certified

**Riverfront Plaza**
Richmond, VA

**5th and Bell,** Seattle, WA
LEED Gold Certified

**720 Olive Way,** Seattle, WA

**Seattle Design Center,** Seattle, WA

[1]The 2008 study *Does Green Pay Off?* is by Norm Miller, Jay Spivey and Andy Florance. Norm Miller is a professor at the Burnham-Moores Center for Real Estate. Jay Spivey is the research director at CoStar, and Andy Florance is the CEO of CoStar. Used with permission of the Burnham-Moores Center for Real Estate at the University of San Diego.

## Other Financial Information

Information included herein was excerpted from our annual report on Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC") on March 30, 2012. Certain portions of the Form 10-K were not reprinted for inclusion in this annual report to shareholders in accordance with SEC regulations. The Form 10-K may be viewed in its entirety at our website (www.hinessecurities.com/hines-reit/sec-filings/).

## TABLE OF CONTENTS

### PART I

# PART I

## Special Note Regarding Forward-Looking Statements

Statements in this Form 10-K that are not historical facts (including any statements concerning investment objectives, economic updates, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements are typically identified by the use of terms such as "may," "should," "expect," "could," "intend," "plan," "anticipate," "estimate," "believe," "continue," "predict," "potential" or the negative of such terms and other comparable terminology.

The forward-looking statements in this Form 10-K are based on our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Any of the assumptions underlying forward-looking statements could be inaccurate. To the extent that our assumptions differ from actual results, our ability to meet such forward-looking statements, including our ability to generate positive cash flow from operations, provide distributions to our shareholders and maintain the value of the real estate properties in which we hold an interest, may be significantly hindered.

Our shareholders are cautioned not to place undue reliance on any forward-looking statement in this Form 10-K. All forward-looking statements are made as of the date of this Form 10-K, and the risk that actual results will differ materially from the expectations expressed in this Form 10-K may increase with the passage of time. In light of the significant uncertainties inherent in the forward-looking statements in this Form 10-K, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Form 10-K will be achieved. Please see "Item 1A. Risk Factors" for a discussion of some of the risks and uncertainties that could cause actual results to differ materially from those presented in certain forward-looking statements.

### Item 1. *Business*

### General Description of Business and Operations

Hines Real Estate Investment Trust, Inc., a Maryland corporation ("Hines REIT"), was formed by Hines Interests Limited Partnership ("Hines") on August 5, 2003, primarily for the purpose of engaging in the business of owning interests in real estate. Hines REIT has invested primarily in institutional-quality office properties located throughout the United States. As of December 31, 2011, we owned direct and indirect investments in 57 properties. These properties consisted of 43 U.S. office properties, one industrial property in Dallas, Texas, one industrial property in Brazil and a portfolio of 12 grocery-anchored shopping centers located in five states primarily in the southeastern United States (the "Grocery-Anchored Portfolio"). These properties contain, in the aggregate, 26.8 million square feet of leasable space. Hines REIT is structured as an umbrella partnership real estate investment trust, or UPREIT, and substantially all of Hines REIT's current and future business is and will be conducted through Hines REIT Properties, L.P. (the "Operating Partnership"). We refer to Hines REIT, the Operating Partnership and its wholly-owned subsidiaries as the "Company," and the use of "we," "our," "us" or similar pronouns in this annual report refers to Hines REIT or the Company as required by the context in which such pronoun is used.

We made investments directly through entities wholly-owned by the Operating Partnership, or indirectly through other entities, such as through our investment in Hines US Core Office Fund LP (the "Core Fund") in which we own a 27.5% non-managing general partner interest as of December 31, 2011. The Core Fund is a partnership organized in August 2003 by Hines to invest in existing "core" office properties in the United States that Hines believes are desirable long-term "core" holdings. We also own a 70% interest in the Grocery-Anchored Portfolio indirectly through a joint venture with Weingarten Realty Investors and we own a 50% interest in Distribution Park Rio, an industrial property in Rio de Janeiro, Brazil, indirectly through a joint venture with a Hines affiliate.

We have raised capital for our real estate investments through public offerings of our common shares. In total, we raised approximately $2.5 billion through our first three public offerings between June 2004 and December 2010. The Company commenced a new $150.0 million offering of shares of its common stock under its dividend reinvestment plan (the "DRP Offering") on July 1, 2010. From inception of the DRP Offering through December 31, 2011, Hines REIT had received gross offering proceeds of $78.8 million from the sale of 8.8 million shares through the DRP Offering. Based on market conditions and other considerations, the Company does not currently expect to commence any future offerings other than those related to shares issued under its dividend reinvestment plan.

We have no employees. Our business is managed by Hines Advisors Limited Partnership (the "Advisor"), an affiliate of Hines, under the terms and conditions of an advisory agreement between us and our Advisor. As compensation for these services, we pay our Advisor certain fees, including asset management, acquisition and debt financing fees and we reimburse certain of the Advisor's expenses in accordance with the advisory agreement. Hines or affiliates of Hines manage the leasing and operations of most of the properties in which we invest and we pay Hines property management and leasing fees in connection with these services. Hines is owned and controlled by Gerald D. Hines and his son Jeffrey C. Hines, the Chairman of our board of directors. Hines and its 3,200 employees have over 50 years of experience in the areas of investment selection, underwriting, due diligence, portfolio management, asset management, property management, leasing, disposition, finance, accounting and investor relations.

Our office is located at 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118. Our telephone number is 1-888-220-6121. Our web site is www.hinessecurities.com. The information on our website is not incorporated by reference into this report.

**Primary Investment Objectives**

Our primary investment objectives are:

- to preserve invested capital;
- to invest in a diversified portfolio of office properties;
- to pay regular cash dividends;
- to achieve appreciation of our assets over the long term; and
- to remain qualified as a real estate investment trust, or "REIT," for federal income tax purposes.

**Acquisition and Investment Policies**

We have invested primarily in institutional-quality office properties located throughout the United States. Our principal targeted assets were office properties with quality construction, desirable locations and quality tenants. These types of properties are generally located in central business districts or suburban markets of major metropolitan cities. In addition, we have invested in other real estate investments including properties outside of the United States and non-office properties. We believe that a diversified portfolio of such properties can generate stable cash flow and capital appreciation potential if the office portfolio is well-selected and well-diversified in number and location of properties, and the office properties are consistently well-managed.

**Financing Strategy and Policies**

We have and may continue to use debt financing from time to time for property improvements, lease inducements, tenant improvements, redemptions and other working capital needs. Our portfolio was

55% leveraged as of December 31, 2011, with 100% of our debt in the form of fixed-rate mortgage loans (some of which are effectively fixed through the use of interest rate swaps). This leverage percentage is calculated using the estimated aggregate value of our real estate investments (including our pro rata share of real estate assets and related debt owned through our investments in other entities such as the Core Fund).

**Distribution Objectives**

In order to qualify as a REIT for federal income tax purposes, we must distribute at least 90% of our taxable income (excluding capital gains) to our shareholders. We intend, although we are not legally obligated, to continue to make regular quarterly distributions to holders of our common shares in excess of the level required to maintain our REIT status unless our results of operations, our general financial condition, general economic conditions or other factors inhibit us from doing so. Distributions are authorized at the discretion of our board of directors, which is directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Internal Revenue Code of 1986, as amended (the "Code").

We declare distributions to our shareholders as of daily record dates and aggregate and pay such distributions quarterly. For the years ended December 31, 2011, 2010 and 2009, we declared distributions equal, in the aggregate, to $0.50, $0.55 and $0.62 per share, respectively. Beginning July 1, 2010, the annual distribution rate was decreased from $0.00165699 to $0.00138082 per share, per day, which represented a change in the annualized distribution rate from 6% to 5% (based on our prior primary offering price of $10.08 per share). With the authorization of our board of directors, we have continued to declare distributions in the amount of $0.00138082 per share, per day through April 30, 2012, which represents an annual distribution rate of 6.5%, based on our estimated share value of $7.78 (assuming the current distribution rate is maintained for a twelve-month period). Please see "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" for information concerning the determination of our estimated share value.

With respect to the $0.00138082 per share, per day distributions declared for July 2011 through April 2012, $0.00041425 of the per share, per day distributions were or will be designated by us as special distributions which represent a return of a portion of the shareholders' invested capital and, as such, reduce their remaining investment in the Company. The special distributions were or will be funded with a portion of the proceeds from sales of investment property. The above designations of a portion of the distributions as special distributions does not impact the tax treatment of the distributions to our shareholders. The remaining 70% of our distributions was or will be paid from funds generated by our operations.

In addition, for the period from July 1, 2011 through December 31, 2012, our Advisor has agreed to waive a portion of its monthly cash asset management fee such that the fee will be reduced from 0.0625% to 0.0417% (0.75% to 0.50% on an annual basis) of the net equity capital we have invested in real estate investments as of the end of each month. As a result of the waiver of these fees, cash flow from operations that would have been paid to the Advisor will be available to pay distributions to shareholders. This fee waiver is not a deferral and accordingly, these fees will not be paid to the Advisor in cash at any time in the future.

**Tax Status**

We elected to be taxed as a REIT under Sections 856 through 860 of the Code, beginning with our taxable year ended December 31, 2004. In addition, the Core Fund has invested in properties through other entities that have elected to be taxed as REITs. Our management believes that we and the applicable entities in the Core Fund are organized and operate, and intend to continue operating, in such a manner as to qualify for treatment as REITs. Accordingly, no provision has been made for U.S. federal income taxes for the years ended December 31, 2011, 2010 and 2009 in the accompanying consolidated financial statements.

## Competition

Numerous real estate companies, real estate investment trusts and U.S. institutional and foreign investors compete with us in obtaining creditworthy tenants to occupy our properties. Many of these entities have significant financial and other resources, including operating experience, allowing them to compete effectively with us. Principal factors of competition in our primary business of owning office properties are the quality of properties, leasing terms (including rent and other charges and allowances for inducements and tenant improvements), the quality and breadth of tenant services provided, and reputation as an owner and operator of quality office properties in the relevant market. Additionally, our ability to compete depends upon, among other factors, trends of the global, national and local economies, investment alternatives, financial condition and operating results of current and prospective tenants, availability and cost of capital, taxes, governmental regulations, legislation and demographic trends.

We believe Hines' extensive real estate experience and depth and breadth of its organization of 3,200 employees located in 63 cities across the United States and 17 foreign countries allows it to more effectively operate our real estate assets. However, competition may result in lower occupancy or rental rates or increase the level of inducements we offer to tenants.

## Customers

We are dependent upon the ability of current tenants to pay their contractual rent amounts as the rents become due. No tenant represented more than 10% of our consolidated rental revenue for the year ended December 31, 2011.

## Available Information

Shareholders may obtain copies of our filings with the Securities and Exchange Commission ("SEC"), free of charge from the website maintained by the SEC at www.sec.gov or from our website at www.hinessecurities.com. Our filings will be available on our website as soon as reasonably practicable after we electronically file such materials with the SEC. However, the information from our website is not incorporated by reference into this report.

## Item 1A. *Risk Factors*

*You should carefully read and consider the risks described below together with all other information in this report. If certain of the following risks actually occur, our results of operations and ability to pay distributions would likely suffer materially, or could be eliminated entirely. As a result, the value of our common shares may decline, and our shareholders could lose all or part of the money they paid to buy our common shares.*

## Investment Risks

***There is currently no public market for our common shares, and we do not presently intend to list the shares on a stock exchange. Therefore, it will likely be difficult for shareholders to sell their shares and, if they are able to sell their shares, they will likely sell them at a substantial discount. The estimated per-share value of our common shares has been established at an amount that is less than the price shareholders paid for their shares in our prior public offerings and may be further adjusted in the future.***

There is no public market for our common shares, and we do not expect one to develop. We currently have no plans to list our shares on a national securities exchange or over-the-counter market, or to include our shares for quotation on any national securities market. Additionally, our charter contains restrictions on the ownership and transfer of our shares, and these restrictions may inhibit the ability of our shareholders to sell their shares. We have a share redemption program, but it is limited in terms of the amount of shares that may be redeemed and is currently only open to requests made in connection with the death or disability (as defined in the Code) of a shareholder. Our board of directors may further limit, suspend or terminate our share redemption program upon 30 days' written notice, in the form of a current report on Form 8-K filed with the U.S. Securities and Exchange Commission ("SEC") and made available on our website (www.hinessecurities.com). It may be difficult for shareholders to sell their shares promptly or at all. If shareholders are able to sell their shares, they may only be able to sell them at a substantial discount from the price they paid. This may be the result, in part, of the fact that the amount of funds available for investment from our prior public offerings were reduced by funds used to pay certain up-front fees and expenses. Unless our aggregate investments increase in value to compensate for these up-front fees and expenses, which may not occur, it is unlikely that shareholders will be able to sell their shares, whether pursuant to our share redemption program or otherwise, without incurring a substantial loss. You may also experience substantial losses in connection with a liquidation event or if we dispose of our assets. We cannot assure shareholders that their shares will ever appreciate in value to equal the price they paid for their shares. Thus, shareholders should consider our common shares as illiquid and a long-term investment and should be prepared to hold their shares for an indefinite length of time. Further, declining real estate fundamentals have had a significant negative impact on values of commercial real estate investments. Commercial real estate sales across the U.S. in 2008, 2009 and 2010 were dramatically down from the record high volume in 2007. Although investment transaction volume increased in 2010 and 2011 and cap rates have fallen across all asset classes from their peaks in late 2009, the economic turmoil of the last few years has negatively impacted the value of our real estate investments. On May 24, 2011, our board of directors established a new estimated value per-share and new per share redemption price of $7.78, which reflects a reduction from the prior redemption price of $9.15.

As noted above, on May 24, 2011, our board of directors established an estimated per-share value of our common stock of $7.78, which was lower than the price at which we sold shares of our common stock in our prior public offerings. Our board of directors' estimate of value was determined after consultation with our management and our Advisor. In addition, we engaged an independent third party to review our management's market value estimates as of March 31, 2011 for selected assets that represented a substantial portion of our property portfolio. The valuations and methodology utilized by our management and our board of directors in estimating the per-share value of our common shares were based on a number of assumptions and estimates which may prove to be inaccurate or incomplete. No liquidity discounts or discounts relating to the fact that we are currently externally managed were applied to the estimated per-share valuation, and no attempt was made to value Hines REIT as an enterprise. As such, with respect to the estimated per-share value of our common shares, there can be no assurances that: the estimated per-share value reflects the amount a shareholder would obtain upon a sale of his or her shares or if we liquidated our assets; shares of our common stock would trade at the estimated per-share value if our shares were listed on a national securities exchange; or the estimated per-share value, or methodology utilized to estimate the per-share value, would be found by any regulatory authority to comply with requirements of such regulatory authority, including requirements under the Employee Retirement Income Security Act of 1974, as amended, the Financial Industry Regulatory Authority or other regulatory requirements.

Further, the estimated value per share was calculated as of a moment in time, and the value of our shares will fluctuate over time as a result of, among other things, developments related to individual assets and changes in the real estate and capital markets. We have disclosed previously, in our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2011 and September 30, 2011 and in certain of our Current Reports on Form 8-K, that a portion of distributions to our stockholders have been or will be funded with a portion of the proceeds from sales of our investment property. Accordingly, the estimated per-share value may not accurately reflect the value of our assets.

***Our share redemption program is currently suspended, except with respect to requests made in connection with the death or disability of a shareholder. We do not know when or if our share redemption program will be resumed. Shareholders' ability to have their shares redeemed is subject to additional limitations under our share redemption program, and if they are able to have their shares redeemed, it may be at a price that is less than the price they paid for the shares and the then-current market value of the shares. Unless our***

***board of directors determines otherwise, funds available for redemption will be limited to the lesser of the amount required to redeem 10% of the shares outstanding as of the same date in the prior calendar year or the amount of proceeds received from our dividend reinvestment plan in the prior quarter. Cash used to fund redemptions may reduce our liquidity.***

Shareholders should understand that our share redemption program contains significant restrictions and limitations, and is currently open only to requests made in connection with the death or disability (as defined in the Code) of a shareholder. We do not know when or if our share redemption program will be resumed. In addition, irrespective of the amount of time shareholders have held their securities, only the following shares are currently eligible for redemption in connection with the death or disability of a shareholder: (i) shares purchased directly from us, (ii) shares received through a non-cash transaction, not in the secondary market and (iii) shares purchased from another shareholder prior to January 11, 2009. Subject to the restrictions and limitations of our share redemption program, we expect to redeem shares to the extent our board of directors determines we have sufficient available cash to do so.

Unless our board of directors determines otherwise, the funds available for redemption will be limited to the lesser of the amount required to redeem 10% of the shares outstanding as of the same date in the prior calendar year or proceeds received from our dividend reinvestment plan in the prior quarter. Cash used to fund redemptions reduces our liquidity available to fund our cash needs.

Our board of directors reserves the right to further amend, suspend or terminate the share redemption program at any time in its discretion upon 30 days' written notice, in the form of a current report on Form 8-K filed with the SEC and made available on our website. Shares are currently redeemed at a price of $7.78 per share. However, our board of directors may change the redemption price from time to time upon 30 days' written notice based on our then-current estimated net asset value at the time of the adjustment and such other factors as it deems appropriate, including the then-current offering price of our shares (if any), our then-current dividend reinvestment plan price and general market conditions. The methodology used in determining the redemption price is subject to a number of limitations and to a number of assumptions and estimates which may not be accurate or complete. The redemption price may not be indicative of the price our shareholders would receive if our shares were actively traded, if we were liquidated or if they otherwise sold their shares. Therefore, shareholders should not assume that they will be able to sell all or any portion of their shares back to us pursuant to our share redemption program or at a price that reflects the then-current market value of the shares.

***Due to the risks involved in the ownership of real estate, there is no guarantee of any return on an investment in our shares, and shareholders may lose some or all of their investment.***

By owning our shares, shareholders are subjected to significant risks associated with owning and operating real estate. The performance of an investment in Hines REIT is subject to such risks, including:

- changes in the general economic climate;
- changes in local conditions such as an oversupply of space or reduction in demand for real estate;
- changes in interest rates and the availability of financing;
- changes in property level operating expenses due to inflation or otherwise;
- changes in laws and governmental regulations, including those governing real estate usage, zoning and taxes; and
- changes to existing environmental regulation to address, among other things, climate change.

In addition, during various cycles, the commercial real estate market has experienced a substantial influx of capital from investors which, when combined with significant competition for real estate, may have resulted in inflated purchase prices for such assets. We and the Core Fund have purchased assets in such environments, and therefore, we are subject to the risks that the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets if the real estate market ceases to attract the same level of capital investment in the future as it attracted when we invested in such assets, or if the number of companies seeking to acquire such assets decreases. If any of these circumstances occur or the values of our investments are otherwise negatively affected, the value of an investment in our shares may likewise decrease, and shareholders could lose some or all of their investment.

***We have invested a significant percentage of our total current investments in the Core Fund. Because of our current Core Fund investments, it is likely that Hines affiliates will retain significant control over a significant percentage of our investments even if our independent directors remove our Advisor.***

While a majority of our independent directors may remove our Advisor upon 60 days' written notice, our independent directors cannot unilaterally remove the managing general partner of the Core Fund, which is also an affiliate of Hines. We have substantial investments in the Core Fund. Because of our current Core Fund investments and because our ability to remove the managing general partner of the Core Fund is limited, it is likely that an affiliate of Hines will maintain a substantial degree of control over a significant percentage of our investments despite the removal of our Advisor by our independent directors. In addition, our ability to redeem any investment we hold in the Core Fund is limited. Please see "— Business and Real Estate Risks — Our ability to redeem all or a portion of our investment in the Core Fund is subject to significant restrictions" for more information regarding our ability to redeem any investments in the Core Fund.

***Many of the fees we pay were not determined on an arm's-length basis and therefore may not be on the same terms we could achieve from a third party.***

The compensation paid to our Advisor, property manager and other affiliates of Hines for services they provide us was not determined on an arm's-length basis. All service agreements, contracts or arrangements between or among Hines and its affiliates, including the Advisor and us, were not negotiated at arm's-length. Such agreements include the advisory agreement we entered into with the Advisor (the "Advisory Agreement") and the property management and leasing agreements we entered into with Hines. We cannot assure our shareholders that a third party unaffiliated with Hines would not be able and willing to provide such services to us at a lower price.

***We will pay substantial compensation to Hines, the Advisor and their affiliates, which may be increased or decreased by our independent directors.***

Subject to limitations in our charter, the fees, compensation, income, expense reimbursements, interests and other payments payable to Hines, the Advisor and their affiliates may increase or decrease if such increase or decrease is approved by our independent directors.

***We may pay the Advisor a fee on any line of credit made available to us, whether or not we utilize all or any portion of such line of credit.***

We may pay the Advisor a debt financing fee equal to 1.0% of the amount obtained under any property loan or made available under any other debt financing obtained by us. With respect to a line of credit obtained by us, we may pay the debt financing fee on the aggregate amount available to us under the line of credit, irrespective of whether any amounts are drawn down under such line of credit. Because of this, the Advisor will have a conflict in determining when to obtain a line of credit and the amount to be made available thereunder.

***Hines REIT's interest in the Operating Partnership will be diluted by the Participation Interest in the Operating Partnership held by HALP Associates Limited Partnership and an interest in Hines REIT may be diluted if we issue additional shares.***

Hines REIT owned a 95.4% general partner interest in the Operating Partnership as of December 31, 2011. An affiliate of Hines, HALP Associates Limited Partnership, owns a Participation Interest in the Operating

Partnership, which was issued as consideration for an obligation by Hines and its affiliates to perform future services in connection with our real estate operations. This interest in the Operating Partnership, as well as the number of shares into which it may be converted, increases on a monthly basis. As of December 31, 2011, the percentage interest in the Operating Partnership attributable to the Participation Interest was 4.1% and such interest was convertible into 9.9 million common shares, subject to the fulfillment of certain conditions. The Participation Interest will increase to the extent leverage is used because the use of leverage will allow us to acquire more assets. Each increase in this interest will dilute our shareholders' indirect investment in the Operating Partnership and, accordingly, reduce the amount of distributions that would otherwise be payable to our shareholders in the future.

Additionally, shareholders do not have preemptive rights to acquire any shares issued by us in the future. Therefore, shareholders may experience dilution of their equity investment if we:

- sell shares in our public offerings, including those issued pursuant to the dividend reinvestment plan and shares issued to our officers and directors or employees of the Advisor and its affiliates under our Employee and Director Incentive Share Plan;
- sell or issue securities that are convertible into shares, such as interests in the Operating Partnership;
- issue shares in a private offering;
- issue common shares to the Advisor or affiliates in lieu of cash fees;
- issue common shares upon the exercise of options granted, if any, to our independent directors, or employees of the Company or the Advisor; or
- issue shares to sellers of properties acquired by us in connection with an exchange of partnership units from the Operating Partnership.

***The redemption of interests in the Operating Partnership held by Hines and its affiliates (including the Participation Interest) as required in our Advisory Agreement may discourage a takeover attempt if our Advisory Agreement would be terminated in connection with therewith.***

In the event of a merger in which we are not the surviving entity, and pursuant to which our Advisory Agreement is terminated under certain circumstances, Hines and its affiliates may require the Operating Partnership to purchase all or a portion of the Participation Interest and interest in the Operating Partnership that they hold at any time thereafter for cash, or our shares, as determined by the seller. The Participation Interest increases on a monthly basis and, as the percentage interest in the Operating Partnership attributable to this interest increases, these rights may deter transactions that could result in a merger in which we are not the survivor. This deterrence may limit the opportunity for shareholders to receive a premium for their common shares that might otherwise exist if an investor attempted to acquire us through a merger.

***Hines' ability to cause the Operating Partnership to purchase the Participation Interest and any OP Units it and its affiliates hold in connection with the termination of the Advisory Agreement may deter us from terminating the Advisory Agreement.***

Under our Advisory Agreement, if we are not advised by an entity affiliated with Hines, Hines or its affiliates may cause the Operating Partnership to purchase some or all of the Participation Interest or OP Units then held by such entities. The purchase price will be based on the net asset value of the Operating Partnership and payable in cash, or our shares, as determined by the seller. If the termination of the Advisory Agreement would result in the Company not being advised by an affiliate of Hines, and if the amount necessary to purchase Hines' interest in the Operating Partnership is substantial, these rights could discourage or deter us from terminating the Advisory Agreement under circumstances in which we would otherwise do so.

***We may issue preferred shares or separate classes or series of common shares, which issuance could adversely affect the holders of our common shares.***

We may issue, without shareholder approval, preferred shares or a class or series of common shares with rights that could adversely affect our holders of the common shares. Upon the affirmative vote of a majority of our directors (including in the case of preferred shares, a majority of our independent directors), our charter authorizes our board of directors (without any further action by our shareholders) to issue preferred shares or common shares in one or more class or series, and to fix the voting rights (subject to certain limitations), liquidation preferences, dividend rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences with respect to such class or series of shares. If we ever create and issue preferred shares with a dividend preference over common shares, payment of any dividend preferences of outstanding preferred shares would reduce the amount of funds available for the payment of distributions on the common shares. Further, holders of preferred shares are normally entitled to receive a preference payment in the event we liquidate, dissolve or wind up before any payment is made to the common shareholders, likely reducing the amount common shareholders would otherwise receive upon such an occurrence. We could also designate and issue shares in a class or series of common shares with similar rights. In addition, under certain circumstances, the issuance of preferred shares or a separate class or series of common shares may render more difficult or tend to discourage:

- a merger, offer or proxy contest;
- the assumption of control by a holder of a large block of our securities; and/or
- the removal of incumbent management.

***We are not registered as an investment company under the Investment Company Act of 1940, and therefore we will not be subject to the requirements imposed on an investment company by such Act. Similarly, the Core Fund is not registered as an investment company.***

We are not, and the Core Fund is not, registered as an "investment company" under the Investment Company Act of 1940 (the "Investment Company Act"). Investment companies subject to this act are required to comply with a variety of substantive requirements, such as requirements relating to:

- limitations on the capital structure of the entity;
- restrictions on certain investments;
- prohibitions on transactions with affiliated entities; and
- public reporting disclosures, record keeping, voting procedures, proxy disclosure and similar corporate governance rules and regulations.

Many of these requirements are intended to provide benefits or protections to security holders of investment companies. Because we do not expect to be subject to these requirements, our shareholders will not be entitled to these benefits or protections.

In order to operate in a manner to avoid being required to register as an investment company, we may be unable to sell assets we would otherwise want to sell or we may need to sell assets we would otherwise wish to retain. In addition, we may also have to forgo opportunities to acquire interests in companies or entities that we would otherwise want to acquire. The operations of the Core Fund may likewise be limited in order for the Core Fund to avoid being required to register as an investment company.

***If Hines REIT, the Operating Partnership or the Core Fund is required to register as an investment company under the Investment Company Act, the additional expenses and operational limitations associated with such registration may reduce our shareholders' investment return or impair our ability to conduct our business as planned.***

We do not expect to operate as an "investment company" under the Investment Company Act. However, the analysis relating to whether a company qualifies as an investment company can involve technical and complex rules and regulations. If we own assets that qualify as "investment securities" as such term is defined under this Act, and the value of such assets exceeds 40% of the value of our total assets, we could be deemed to be an investment company. It is possible that many of our interests in real estate may be held through other entities, and some or all of these interests in other entities could be deemed to be investment securities.

If we held investment securities and the value of these securities exceeded 40% of the value of our total assets, we may be required to register as an investment company. Investment companies are subject to a variety of substantial requirements that could significantly impact our operations. Please see "— We are not registered as an investment company under the Investment Company Act of 1940 and therefore we will not be subject to the requirements imposed on an investment company by such Act. Similarly, the Core Fund is not registered as an investment company" above. The costs and expenses we would incur to register and operate as an investment company, as well as the limitations placed on our operations, could have a material adverse impact on our operations and the investment return on our shares.

If we were required to register as an investment company, but failed to do so, we would be prohibited from engaging in our business, criminal and civil actions could be brought against us, some of our contracts might be unenforceable unless a court were to direct enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Our investment in the Core Fund is subject to the risks described in this risk factor, as the Core Fund will need to operate in a manner to avoid qualifying as an investment company as well. If the Core Fund is required to register as an investment company, the extra costs and expenses and limitations on operations resulting from such as described above could adversely impact the Core Fund's operations, which would indirectly reduce the return on our shares and that registration also could adversely affect our status as an investment company.

***The ownership limit in our charter may discourage a takeover attempt.***

Our charter provides that no holder of shares, other than Hines, affiliates of Hines or any other person to whom our board of directors grants an exemption, may directly or indirectly own more than 9.9% in value of the aggregate of our outstanding shares or more than 9.9% of the number or value, whichever is more restrictive, of the outstanding shares of any class or series of our outstanding securities. This ownership limit may deter tender offers for our outstanding shares, which offers may be attractive to our shareholders, and thus may limit the opportunity for shareholders to receive a premium for their shares that might otherwise exist if an investor attempted to assemble a block of common shares in excess of 9.9% in value of the aggregate of our outstanding shares or more than 9.9% of the number or value, whichever is more restrictive, of the outstanding shares of any class or series or otherwise to effect a change of control in us.

***We will not be afforded the protection of the Maryland General Corporation Law relating to business combinations.***

Provisions of the Maryland General Corporation Law prohibit business combinations unless prior approval of the board of directors is obtained before the person seeking the combination became an interested shareholder, with:

- any person who beneficially owns 10% or more of the voting power of our outstanding voting stock (an "interested shareholder");

- any of our affiliates who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our outstanding shares (also an "interested shareholder"); or
- an affiliate of an interested shareholder.

These prohibitions are intended to prevent a change of control by interested shareholders who do not have the support of our board of directors. Because our charter contains limitations on ownership of 9.9% or more of our common shares by a shareholder other than Hines or an affiliate of Hines, we opted out of the business combinations statute in our charter. Therefore, we will not be afforded the protections of this statute and, accordingly, there is no guarantee that the ownership limitations in our charter will provide the same measure of protection as the business combinations statute and prevent an undesired change of control by an interested shareholder.

**Business and Real Estate Risks**

***Geographic concentration of our portfolio may make us particularly susceptible to adverse economic developments in the real estate markets of those areas.***

In the event that we have a concentration of real estate investments in a particular geographic area, our operating results and ability to make distributions are likely to be impacted by economic changes affecting the real estate markets in that area. An investment in the Company will be subject to greater risk to the extent that we lack a geographically diversified portfolio of properties. For example, based on our pro-rata share of the market value of the real estate investments in which we owned interests as of December 31, 2011, approximately 13% of our portfolio consists of properties located in Los Angeles, 11% of our portfolio consists of properties located in Houston, 11% of our portfolio consists of properties located in Seattle, 10% of our portfolio consists of properties located in Dallas and 10% of our portfolio consists of properties located in Chicago. Consequently, our financial condition and ability to make distributions could be materially and adversely affected by any significant adverse developments in those markets. Please see "Item 2. Properties — Market Concentration and — Industry Concentration."

***Industry concentration of our tenants may make us particularly susceptible to adverse economic developments in these industries.***

In the event we have a concentration of tenants in a particular industry, our operating results and ability to make distributions may be adversely affected by adverse developments in these industries and we will be subject to a greater risk to the extent that our tenants are not diversified by industry. For example, based on our pro rata share of space leased to tenants as of December 31, 2011, 17% of our space is leased to tenants in the legal industry, 13% is leased to tenants in the finance and insurance industries, 13% is leased to tenants in the manufacturing industry and 12% is leased to tenants in the information and technology industries. Please see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Economic Update" in this report.

***In our initial quarters of operations, distributions we paid to our shareholders were partially funded with advances or borrowings from our Advisor. We may use similar advances, borrowings, deferrals or waivers of fees from our Advisor or affiliates, or other sources in the future to fund distributions to our shareholders. We cannot assure shareholders that in the future we will be able to achieve cash flows necessary to repay such advances or borrowings and pay distributions at our current per-share amounts, or to maintain distributions at any particular level, if at all.***

We cannot assure shareholders that we will be able to continue paying distributions to our shareholders at our current per-share amounts, or that the distributions we pay will not decrease or be eliminated in the future. As a result of market conditions, beginning July 1, 2010, the annual distribution rate was decreased from $0.00165699 to $0.00138082 per share, per day, which represented a change in the annualized distribution rate from 6% to 5% (based on our prior primary offering price of $10.08 per share).

With the authorization of our board of directors, we have continued to declare distributions in the amount of $0.00138082 per share, per day through April 30, 2012, which represents an annualized distribution rate of 6.5% (based on the estimated share value of $7.78 per share and assuming the current distribution is maintained for a twelve month period). With respect to the $0.00138082 per share per day distributions declared from July 1, 2011 through April 30, 2012, $0.004142, or approximately 30%, of the per share, per day distributions were or will be designated by us as special distributions which represent a return of a portion of the shareholders' invested capital and, as such, reduce their remaining investment in Hines REIT. The special distributions were or will be funded with a portion of the proceeds from sales of investment property. The above designation of a portion of the distributions as special distributions does not impact the tax treatment of the distributions to our shareholders. The remaining 70% of these distributions was or will be paid from funds generated by our operations. In our initial quarters of operations, funds generated by our operations were insufficient to fund our distributions to shareholders and minority interests. As a result, our Advisor advanced funds to us to enable us to partially fund our distributions, and our Advisor deferred, and in some cases forgave, the reimbursement of such advances. In addition, for the period from July 1, 2011 through December 31, 2012, our Advisor has agreed to waive a portion of its monthly cash asset management fee such that the fee will be reduced from 0.0625% to 0.0417% (0.75% to 0.50% on an annual basis) of the net equity capital we have invested in real estate investments as of the end of each month. As a result of the waiver of these fees, cash flow from operations that would have been paid to the Advisor will be available to pay distributions to shareholders. This fee waiver is not a deferral and accordingly, these fees will not be paid to the Advisor in cash at any time in the future. We did not receive any advances from our Advisor after June 30, 2006, and, other than with respect to amounts previously forgiven as of December 31, 2006, we had reimbursed our Advisor for these advances. Our Advisor is under no obligation to advance funds to us in the future or to defer or waive fees in order to support our distributions. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources — Cash Flows from Financing Activities — Distributions."

If our Advisor or its affiliates do not determine to advance funds to cover our expenses or defer or waive fees in the future, our ability to pay distributions to our shareholders could be adversely affected, and we may be unable to pay distributions to our shareholders, or such distributions could decrease significantly. In addition, our Advisor, banks or other financing sources may make loans or advances to us in order to allow us to pay future distributions to our shareholders. The ultimate repayment of this liability could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for operations and new investments and potentially adversely impact the value of our shares. In addition, our Advisor or affiliates could choose to receive shares of our common stock or interests in the operating partnership in lieu of cash fees to which they are entitled, and the issuance of such securities may dilute the interest of our shareholders.

***We may need to incur borrowings that would otherwise not be incurred to meet REIT minimum distribution requirements.***

In order to maintain our qualification as a REIT, we are required to distribute to our shareholders at least 90% of our annual ordinary taxable income. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid (or deemed paid) by us with respect to any calendar year are less than the sum of (i) 85% of our ordinary income for that year, (ii) 95% of our capital gain net income for that year and (iii) 100% of our undistributed taxable income from prior years.

We expect our income, if any, to consist almost solely of our share of the Operating Partnership's income, and the cash available for the payment of distributions by us to our shareholders will consist of our share of cash distributions made by the Operating Partnership. As the general partner of the Operating Partnership, we will determine the amount of any distributions made by the Operating Partnership.

Differences in timing between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses when determining our taxable income, as well as the effect of nondeductible capital expenditures, the creation of reserves, the use of cash to purchase shares under our share redemption program or required debt amortization payments, could result in our having taxable income that exceeds cash available for distribution.

In view of the foregoing, we may be unable to meet the REIT minimum distribution requirements and/or avoid the 4% excise tax described above. In certain cases, we may decide to borrow funds in order to meet the REIT minimum distribution and/or avoid the 4% excise tax even if our management believes that the then prevailing market conditions generally are not favorable for such borrowings or that such borrowings would not be advisable in the absence of such tax considerations.

***We are subject to risks as the result of joint ownership of real estate with other Hines programs and third parties.***

We have invested in properties and assets jointly with other Hines programs and with other third parties. Joint ownership of properties, under certain circumstances, may involve risks not otherwise present with other methods of owing real estate. Examples of these risks include:

- the possibility that our partners or co-investors might become insolvent or bankrupt;
- that such partners or co-investors might have economic or other business interests or goals that are inconsistent with our business interests or goals, including inconsistent goals relating to the sale of properties held in the joint venture or the timing of the termination and liquidation of the venture;
- the possibility that we may incur liabilities as the result of actions taken by our partner or co-investor; or
- that such partners or co-investors may be in controlling positions and/or may be in a position to take actions contrary to our instructions or requests or contrary to our policies or objectives, including our policy with respect to qualifying and maintaining our qualification as a REIT.

Actions by a co-venturer, co-tenant or partner may result in subjecting the assets of the joint venture to unexpected liabilities. Under joint venture arrangements, neither co-venturer may have the power to control the venture, and under certain circumstances, an impasse could result and this impasse could have an adverse impact on the operations and profitability of the joint venture.

If we have a right of first refusal or buy/sell right to buy out a co-venturer or partner, we may be unable to finance such a buy-out if it becomes exercisable or we are required to purchase such interest at a time when it would not otherwise be in our best interest to do so. If our interest is subject to a buy/sell right, we may not have sufficient cash, available borrowing capacity or other capital resources to allow us to elect to purchase an interest of a co-venturer subject to the buy/sell right, in which case we may be forced to sell our interest as the result of the exercise of such right when we would otherwise prefer to keep our interest. Finally, we may not be able to sell our interest in a joint venture if we desire to exit the venture for any reason or if our interest is likewise subject to a right of first refusal of our co-venturer or partner, our ability to sell such interest may be adversely impacted by such right. Joint ownership arrangements with Hines affiliates may also entail conflicts of interest.

***We are different in some respects from other programs sponsored by Hines, and therefore the past performance of such programs may not be indicative of our future results.***

We are one of only two publicly-offered real estate investment programs sponsored by Hines and one of Hines' first REITs. Hines' previous programs and investments were conducted through privately-held entities not subject to either the up-front commissions, fees or expenses associated with our public offerings or all of the laws and regulations that govern us, including reporting requirements under the federal securities laws, and tax and other regulations applicable to REITs. A significant portion of Hines' other programs and investments also involve development projects. Although we are not prohibited from participating in development projects, we currently do not expect to participate in significant development activities.

The past performance of other programs sponsored by Hines may not be indicative of our future results and we may not be able to successfully operate our business and implement our investment strategy, which may be different in a number of respects from the operations previously conducted by Hines. Shareholders should not rely on the past performance of other programs or investments sponsored by Hines to predict or as an indication of our future performance.

***Our indirect investments were made consistently with the investment objectives and policies described in this report and are, therefore, subject to similar business and real estate risks. The Core Fund, which has investment objectives and policies similar to ours, is subject to many of the same business and real estate risks as we are.***

For example, the Core Fund:

- will be affected by general economic and regulatory factors it cannot control or predict;
- depends on its tenants for its revenue and relies on certain significant tenants;
- may not have funding or capital resources for future tenant improvements;
- also operates in a competitive business with competitors who have significant financial resources and operational flexibility;
- will make illiquid investments and be subject to general economic and regulatory factors, including environmental laws, which it cannot control or predict;
- will be subject to property taxes and operating expenses that may increase;
- is subject to risks associated with terrorism, uninsured losses and high insurance costs;
- is also dependent upon Hines and its key employees for its success;
- is subject to risks as a result of joint ownership of real estate with Hines and other Hines programs or third parties; and
- uses borrowings and leverage which may result in foreclosures and unexpected debt-service requirements and indirectly negatively affect our ability to pay dividends to our shareholders.

To the extent the operations and ability of the Core Fund, or any other entity through which we indirectly invest in real estate, to make distributions is adversely affected by any of these risks, our operations and ability to pay distributions to our shareholders will be adversely affected.

***Our ability to redeem all or a portion of our investment in the Core Fund is subject to significant restrictions.***

The Core Fund will only redeem up to 10% of its outstanding interests during any calendar year and the managing general partner of the Core Fund may limit redemptions as a result of certain tax, regulatory and other considerations. As a result of restrictions, we may not be able to exit the Core Fund or liquidate all or a portion of our interest in the Core Fund. Please see the risk factor captioned "— If the Core Fund is forced to sell its assets in order to satisfy mandatory redemption requirements, our investments in the Core Fund may be materially adversely affected" below.

***If the Core Fund is forced to sell its assets in order to satisfy mandatory redemption requirements, our investments in the Core Fund may be materially adversely affected.***

The Core Fund co-owns several buildings together with certain independent pension plans and funds (the "Institutional Co-Investors") that are advised by General Motors Investment Management Corporation Inc. (the "Institutional Co-Investor Advisor"). Each entity formed to hold these buildings is required to redeem the interests held by the Institutional Co-Investors in such entity at dates ranging from May 10, 2012 to May 1, 2019. Additionally, the Institutional Co-Investor Advisor is entitled to co-investment rights for real estate assets in which the Core Fund invests. For each asset in which Institutional Co-Investors acquire interests pursuant to the Institutional Co-Investor Advisor's co-investment rights, the Core Fund will establish a three-year period (except for Hines NY Core Office Trust, which has a one-year period) ending no later than the twelfth anniversary of the date the asset is acquired during which the entity through which those Institutional Co-Investors co-invest in such asset will redeem such Institutional Co-Investors' interests in such entity, unless the Institutional Co-Investors elect to extend such period. The Institutional Co-Investor Advisor also has certain buy/sell rights in entities in which the Institutional Co-Investors have co-invested with the Core Fund.

In addition, certain limited partnerships established by Ideenkapital Financial Engineering AG and affiliated entities under the laws of Germany own interests in US Core Properties, a subsidiary of the Core Fund through which it owns a majority of its investments. Each such entity ("IK Fund") has the right to require US Core Properties to redeem all or a portion of its interest in US Core Properties as of certain dates ranging from December 31, 2014 through December 31, 2017. The Core Fund is obligated to provide US Core Properties with sufficient funds to fulfill US Core Properties' obligations in respect of the IK Fund redemption rights described above, to the extent sufficient funds are not otherwise available to US Core Properties.

We cannot assure our shareholders that the Core Fund will have capital available on favorable terms or at all to fund the redemption of such interests. If the Core Fund is not able to raise additional capital to meet such mandatory redemption requirements, the Core Fund may be required to sell assets that it would otherwise elect to retain or sell assets or otherwise raise capital on less than favorable terms or at a time when it would not otherwise do so. If the Core Fund is forced to sell any of its assets under such circumstances, the disposition of such assets could materially adversely impact the Core Fund's operations and ability to make distributions to us and, consequently, our investment in the Core Fund.

***We could be responsible for all liabilities of limited partnership joint ventures in which we invest as the general partner.***

We have a general partner interest in some of our joint ventures. As a general partner, we could be liable for all the liabilities of such partnership. Additionally, we may acquire a general partner interest in the form of a non-managing general partner interest. For example, our interest in the Core Fund is in the form of a non-managing general partner interest. As a non-managing general partner, we are potentially liable for all liabilities of the partnership without having the same rights of management or control over the operation of the partnership as the managing general partner.

Therefore, we may be held responsible for all of the liabilities of an entity in which we do not have full management rights or control, and our liability may far exceed the amount or value of investment we initially made or then had in the partnership.

***Our use of borrowings to partially fund improvements on properties could result in foreclosures and unexpected debt service expenses upon refinancing, both of which could have an adverse impact on our operations and cash flow.***

We intend to rely in part on borrowings under any credit facilities and other external sources of financing to fund capital expenditures and other items. Accordingly, we are subject to the risk that our cash flow will not be sufficient to cover required debt service payments and that we will be unable to meet other covenants or requirements in the credit agreement.

If we cannot meet our required debt obligations, the property or properties subject to indebtedness could be foreclosed upon by, or otherwise transferred to, our lender, with a consequent loss of income and asset value to the Company. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but we may not receive any cash proceeds. Additionally, we may be required to refinance our debt subject to "lump sum" or "balloon" payment maturities on terms less favorable than the original loan or at a time we would otherwise prefer to not refinance such debt. Further, certain of our debt financing agreements provide the lender with the right to have the properties serving as collateral appraised periodically in order to determine whether the outstanding principal balance exceeds the lender's appraised value of the collateral. If such an excess exists, we may be required to rebalance by making a partial payment or providing additional collateral to eliminate the excess. A refinancing or rebalancing on such terms or at such times could increase our debt service payments, which would decrease the amount of cash we would have available for operations, new investments and distribution payments and may cause us to determine to sell one or more properties at a time when we would not otherwise do so.

***We have acquired and may acquire various financial instruments for purposes of "hedging" or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders.***

Use of derivative instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may generally not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to pay distributions to our shareholders.

***The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.***

The Federal Deposit Insurance Corporation, or FDIC, only insures amounts up to $250,000 per depositor per insured bank. We currently have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose any amount of our deposits over these amounts. The loss of our deposits could reduce the amount of cash we have available to distribute or invest and could result in a decline in the value of an investment in our shares.

***Our success will be dependent on the performance of Hines as well as key employees of Hines.***

Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of Hines and its affiliates as well as key employees of Hines in the selection of tenants, the determination of any financing arrangements, the management of our assets and operation of our day-to-day activities. Our board of directors and our Advisor have broad discretion when identifying, evaluating and making investments with the proceeds of our public offerings.

Our shareholders will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. We will rely on the management ability of Hines and the oversight of our board of directors as well as the management of any entities or ventures in which we invest. If Hines or its affiliates (or any of their key employees) suffers or is distracted by adverse financial or operational problems in connection with its operations unrelated to us, the ability of Hines and its affiliates to allocate time and/or resources to our operations may be adversely affected. If Hines is unable to allocate sufficient resources to oversee and perform our operations for any reason, our results of operations would be adversely impacted. The Core Fund is also managed by an affiliate of Hines. Its performance and success is also dependent on Hines and the Core Fund is likewise subject to these risks.

***We operate in a competitive business, and many of our competitors have significant resources and operating flexibility, allowing them to compete effectively with us.***

Numerous real estate companies that operate in the markets in which we operate will compete with us in obtaining creditworthy tenants to occupy properties. Such competition could adversely affect our business. There are numerous real estate companies, real estate investment trusts and U.S. institutional and foreign investors that will compete with us in seeking tenants for properties. Many of these entities have significant financial and other resources, including operating experience, allowing them to compete effectively with us. In addition, our ability to charge premium rental rates to tenants may be negatively impacted. This increased competition may lower our occupancy rates and the rent we may charge tenants.

***We depend on tenants for our revenue, and therefore our revenue is dependent on the success and economic viability of our tenants. Our reliance on single or significant tenants in certain buildings may decrease our ability to lease vacated space.***

We expect that rental income from real property will, directly or indirectly, constitute substantially all of our income. The inability of a single major tenant or a number of smaller tenants to meet their rental obligations would adversely affect our income. Therefore, our financial success is indirectly dependent on the success of the businesses operated by the tenants in our properties or in the properties securing mortgages we may own. Tenants may have the right to terminate their leases upon the occurrence of certain customary events of default and, in other circumstances, may not renew their leases or, because of market conditions, may be able to renew their leases on terms that are less favorable to us than the terms of the current leases. The weakening of the financial condition of a significant tenant or a number of smaller tenants and vacancies caused by defaults of tenants or the expiration of leases, may adversely affect our operations.

Some of our properties are leased to a single or significant tenant and, accordingly, may be suited to the particular or unique needs of such tenant. We may have difficulty replacing such a tenant if the floor plan of the vacant space limits the types of businesses that can use the space without major renovation. In addition, the resale value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

***The bankruptcy or insolvency of a major tenant may adversely impact our operations and our ability to pay distributions.***

The bankruptcy or insolvency of a significant tenant or a number of smaller tenants may have an adverse impact on our income and our ability to pay distributions. Generally, under bankruptcy law, a debtor tenant has 120 days to exercise the option of assuming or rejecting the obligations under any unexpired lease for nonresidential real property, which period may be extended once by the bankruptcy court. If the tenant assumes its lease, the tenant must cure all defaults under the lease and may be required to provide adequate assurance of its future performance under the lease. If the tenant rejects the lease, we will have a claim against the tenant's bankruptcy estate. Although rent owing for the period between filing for bankruptcy and rejection of the lease may be afforded administrative expense priority and paid in full, pre-bankruptcy arrears and amounts owing under the remaining term of the lease will be afforded general unsecured claim status (absent collateral securing the claim). Moreover, amounts owing under the remaining term of the lease will be capped. Other than equity and subordinated claims, general unsecured claims are the last claims paid in a bankruptcy and therefore funds may not be available to pay such claims in full.

***Unfavorable changes in economic conditions could adversely impact occupancy or rental rates.***

Unfavorable economic conditions may significantly affect office building occupancy or rental rates. Declining or lower occupancy and rental rates in the markets in which we operate, in turn, may have a material adverse impact on our cash flows, operating results and carrying value of investment property. The risks that may affect conditions in these markets include the following:

- Changes in the national, regional and local economic climates;

- Local conditions, such as an oversupply of office space or a reduction in demand for office space in the area;
- Economic downturns which simultaneously affect more than one of our geographical markets; and
- Increased operating costs, if these costs cannot be passed through to tenants.

National, regional and local economic climates may be adversely affected should population or job growth slow. To the extent either of these conditions occurs in the markets in which we operate, market rents will likely be affected. We could also face challenges related to adequately managing and maintaining our properties, should we experience increased operating costs. As a result, we may experience a loss of rental revenues, which may adversely affect our results of operations and our ability to satisfy our financial obligations and to pay distributions to our shareholders.

***Uninsured losses relating to real property may adversely impact the value of our portfolio.***

We attempt to ensure that all of our properties are adequately insured to cover casualty losses. However, there are types of losses, generally catastrophic in nature, which are uninsurable, are not economically insurable or are only insurable subject to limitations. Examples of such catastrophic events include acts of war or terrorism, earthquakes, floods, hurricanes and pollution or environmental matters. We may not have adequate coverage in the event we or our buildings suffer casualty losses. If we do not have adequate insurance coverage, the value of our assets will be reduced as the result of, and to the extent of, any such uninsured losses. Additionally, we may not have access to capital resources to repair or reconstruct any uninsured damage to a property.

***We may be unable to obtain desirable types of insurance coverage at a reasonable cost, if at all, and we may be unable to comply with insurance requirements contained in mortgage or other agreements due to high insurance costs.***

We may not be able either to obtain certain desirable types of insurance coverage, such as terrorism insurance, or to obtain such coverage at a reasonable cost in the future, and this risk may inhibit our ability to finance or refinance debt secured by our properties. Additionally, we could default under debt or other agreements if the cost and/or availability of certain types of insurance make it impractical or impossible to comply with covenants relating to the insurance we are required to maintain under such agreements. In such instances, we may be required to self-insure against certain losses or seek other forms of financial assurance.

***Terrorist attacks and other acts of violence or war may affect the markets in which we operate, our operations and our profitability.***

Terrorist attacks may negatively affect our operations and an investment in our shares. Such attacks or armed conflicts may directly impact the value of our properties through damage, destruction, loss or increased security costs. Hines has historically owned and managed office properties, generally in major metropolitan or suburban areas. We have also invested in such properties. For example, the Core Fund owns interests in properties located in New York City and Washington, D.C. We and the Core Fund also own properties in the central business districts of other major metropolitan cities. Insurance risks associated with potential acts of terrorism against office and other properties in major metropolitan areas could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that specific coverage against terrorism be purchased by commercial owners as a condition for providing loans. We may not be able to obtain insurance against the risk of terrorism because it may not be available or may not be available on terms that are economically feasible. We intend to obtain terrorism insurance, but the terrorism insurance that we obtain may not be sufficient to cover loss for damages to our properties as a result of terrorist attacks. In addition, certain losses resulting from these types of events are uninsurable and others may not be covered by our terrorism insurance. Terrorism insurance may not be available at a reasonable price or at all.

The consequences of any armed conflict are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or our shareholders' investment. More generally, any of these events could result in increased volatility in, or damage to, the United States and worldwide financial markets and economy. They also could result in a continuation of the current economic uncertainty in the United States or abroad. Our revenues will be dependent upon payment of rent by tenants, which may be particularly vulnerable to uncertainty in the local economy. Adverse economic conditions could affect the ability of our tenants to pay rent, which could have a material adverse effect on our operating results and financial condition, as well as our ability to pay distributions to our shareholders.

***Our operations will be directly affected by general economic and regulatory factors we cannot control or predict.***

One of the risks of investing in real estate is the possibility that our properties could further decrease in value or will not generate income sufficient to meet operating expenses or will generate income and capital appreciation, if any, at rates lower than those anticipated or available through investments in comparable real estate or other investments. A significant number of the properties in which we own an interest are office buildings located in major metropolitan or suburban areas. These types of properties, and the tenants that lease space in such properties, may be impacted to a greater extent by a national economic slowdown or disruption when compared to other types of properties such as residential and retail properties. The following factors may affect income from such properties, our ability to sell properties and yields from investments in properties and are generally outside of our control:

- conditions in financial markets and general economic conditions;
- terrorist attacks and international instability;
- natural disasters and acts of God;
- the potential effects, if any, of climate change;
- over-building;
- adverse national, state or local changes in applicable tax, environmental or zoning laws; and
- a taking of any of our properties by eminent domain.

***Volatility in debt markets could impact future debt financing and values of real estate assets potentially reducing cash available for distribution to our shareholders.***

The commercial real estate debt markets have recently been adversely affected by certain factors including the tightening of underwriting standards by lenders and credit rating agencies and the significant inventory of unsold Collateralized Mortgage Backed Securities in the market. Additionally, the volatile economic environment continues to have an adverse impact on real estate fundamentals which has led to declining property values. These factors, among others, have resulted in lenders decreasing the availability of debt financing as well as increasing the cost of debt financing. Should the overall availability of debt decrease and/or the cost of borrowings increase, either by increases in the index rates or by increases in lender spreads, such factors will impact our ability to complete future refinancings that are acceptable to us or at all and potentially reducing future cash flow available for distribution to our shareholders.

In addition, certain European nations continue to experience varying degrees of financial stress, and yields on government-issued bonds in Greece, Ireland, Italy, Portugal and Spain have risen and remain volatile. Despite assistance packages to Greece, Ireland and Portugal, the creation of a joint EU-IMF European Financial Stability Facility in May 2010, and a recently announced plan to expand financial assistance to Greece, uncertainty over the outcome of the European Union ("EU") governments' financial support programs and worries about sovereign finances persist. Market concerns over the direct and indirect exposure of European banks and insurers to these EU peripheral nations has resulted in a widening of credit spreads and increased costs of funding for some European financial institutions. Further, the U.S. government increased its borrowing capacity under the federal debt ceiling in 2011. Despite the increase to the federal debt ceiling, on August 5, 2011, Standard & Poor's Rating Services, Inc. downgraded the U.S. government's AAA sovereign credit rating to AA+ with a negative outlook. These recent events may reduce investor confidence and lead to further weakening of the U.S. and global economies. In particular, this could cause disruption in the capital markets and impact the stability of future U.S. treasury auctions and the trading market for U.S. government securities, resulting in increased interest rates and borrowing costs.

In addition, the state of the debt markets have had an impact on the overall amount of capital investing in real estate which has resulted in price or value decreases of real estate assets. This has negatively impacted the current value of our existing assets and could make it more difficult for us to sell any of our investments at attractive prices if we were to determine to do so.

***We may have difficulty selling real estate investments, and our ability to distribute all or a portion of the net proceeds from such sale to our shareholders may be limited.***

Equity real estate investments are relatively illiquid. We will have a limited ability to vary our portfolio in response to changes in economic or other conditions. We will also have a limited ability to sell assets in order to fund working capital and similar capital needs such as share redemptions. We expect to generally hold a property for the long term. When we sell any of our properties, we may not realize a gain on such sale or the amount of our taxable gain could exceed the cash proceeds we receive from such sale. We may not distribute any proceeds from the sale of properties to our shareholders; for example, we may use such proceeds to:

- repay debt;
- buy out interests of any co-venturers or other partners in any joint venture in which we are a party;
- purchase shares under our share redemption program;
- fund distributions;
- create working capital reserves; or
- make repairs, maintenance, tenant improvements or other capital improvements or expenditures to our other properties.

Our ability to sell our properties may also be limited by our need to avoid a 100% penalty tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property. In order to avoid such characterization and to take advantage of certain safe harbors under the Code, we may determine to hold our properties for a minimum period of time, generally two years.

***Potential liability as the result of, and the cost of compliance with, environmental matters could adversely affect our operations.***

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances.

While we have invested primarily in institutional-quality office properties, we also have made investments in properties historically used for industrial, manufacturing and commercial purposes. Some of these properties are more likely to contain, or may have contained, underground storage tanks for the storage of petroleum products and other hazardous or toxic substances. All of these operations create a potential for the release of petroleum products or other hazardous or toxic substances. Leasing properties to tenants that engage in industrial, manufacturing, and commercial activities will cause us to be subject to increased risk of liabilities under environmental laws and regulations. The presence of hazardous or toxic substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such property as collateral for future borrowings.

Environmental laws, including any changes to existing environmental laws to address climate change, also may impose restrictions on the manner in which properties may be used or businesses may be operated, and these restrictions may require expenditures. Such laws may be amended so as to require compliance with stringent standards which could require us to make unexpected, substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. We may be potentially liable for such costs in connection with the ownership of our properties in the United States. The cost of defending against claims of liability, of compliance with environmental regulatory requirements or of remediating any contaminated property could be substantial and require a material portion of our cash flow.

***All of our properties will be subject to property taxes that may increase in the future, which could adversely affect our cash flow.***

Our properties are subject to real and personal property taxes that may increase as property tax rates change and as the properties are assessed or reassessed by taxing authorities. We anticipate that most of our leases will generally provide that the property taxes, or increases therein, are charged to the lessees as an expense related to the properties that they occupy. As the owner of the properties, however, we are ultimately responsible for payment of the taxes to the government. If property taxes increase, our tenants may be unable to make the required tax payments, ultimately requiring us to pay the taxes. In addition, we will generally be responsible for property taxes related to any vacant space.

***Our costs associated with complying with the Americans with Disabilities Act may affect cash available for distributions.***

Our properties are generally expected to be subject to the Americans with Disabilities Act of 1990 (the "ADA"). Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We have attempted to acquire properties that comply with the ADA or place the burden on the seller or other third-party, such as a tenant, to ensure compliance with the ADA. However, we may not be able to allocate responsibilities in this manner. If we cannot, our funds used for ADA compliance may affect cash available for distributions and the amount of distributions to our shareholders.

***If we set aside insufficient working capital reserves, we may be required to defer necessary or desirable property improvements.***

If we do not establish sufficient reserves for working capital to supply necessary funds for capital improvements or similar expenses, we may be required to defer necessary or desirable improvements to our properties. If we defer such improvements, the applicable properties may decline in value, it may be more difficult for us to attract or retain tenants to such properties or the amount of rent we are able to charge at such properties may decrease.

***We are subject to additional risks from our international investment.***

We have an indirect interest in an industrial property in Brazil. This investment may be affected by factors peculiar to the laws and business practices of the jurisdiction in which the property is located. These laws and business practices may expose us to risks that are different from and in addition to those commonly found in the United States. Foreign investments pose the following risks:

- the burden of complying with a wide variety of foreign laws, including:
  - changing governmental rules and policies, including changes in land use and zoning laws, more stringent environmental laws or changes in such laws;
  - existing or new laws relating to the foreign ownership of real property or loans and laws restricting the ability of foreign persons or companies to remove profits earned from activities within the country to the person's or company's country of origin;
- the potential for expropriation;
- possible currency transfer restrictions;
- imposition of adverse or confiscatory taxes;
- changes in real estate and other tax rates and changes in other operating expenses in particular countries;
- possible challenges to the anticipated tax treatment of the structures that allow us to acquire and hold investments;
- adverse market conditions caused by terrorism, civil unrest and changes in national or local governmental or economic conditions;
- the willingness of domestic or foreign lenders to make loans in certain countries and changes in the availability, cost and terms of loan funds resulting from varying national economic policies;
- general political and economic instability in certain regions;
- the potential difficulty of enforcing obligations in other countries; and
- Hines' limited experience and expertise in foreign countries relative to its experience and expertise in the United States.

***Our investment in a property in Brazil may subject us to foreign currency risks, which may adversely affect distributions and our REIT status.***

We currently have a 50% interest in Distribution Park Rio, an industrial property in Rio de Janeiro, Brazil, indirectly through a joint venture with a Hines affiliate. As a result, we are subject to foreign currency risk from the effects of exchange rate movements between the Brazilian Real and the U.S. dollar. As a result, changes in the exchange rate of the Brazilian Real to U.S. dollars may affect our investment in Distribution Park Rio and the amount of accumulated other comprehensive income (loss) reported in shareholders' equity.

Changes in foreign currency exchange rates used to value a REIT's foreign assets may be considered changes in the value of the REIT's assets. These changes may adversely affect our status as a REIT. Further, bank accounts in foreign currency which are not considered cash or cash equivalents may adversely affect our status as a REIT.

***Retail properties depend on anchor tenants to attract shoppers and could be adversely affected by the loss of a key anchor tenant.***

As with our office properties, we are subject to the risk that tenants of our retail properties may be unable to make their lease payments or may decline to extend a lease upon its expiration. A lease termination by a tenant that occupies a large area of a retail center (commonly referred to as an anchor tenant) could impact leases of other tenants. Other tenants may be entitled to modify the terms of their existing leases in the event of a lease termination by an anchor tenant, or the closure of the business of an anchor tenant that leaves its space vacant even if the anchor tenant continues to pay rent. Any such modifications or conditions could be unfavorable to us as the property owner and could decrease rents or expense recoveries. Additionally, major tenant closures may result in decreased customer traffic, which could lead to decreased sales at other stores. In the event of default by a tenant or anchor store, we may experience delays and costs in enforcing our rights as landlord to recover amounts due to us under the terms of our agreements with those parties.

***Our investment policies may change without shareholder approval, which could not only alter the nature of an investment in our shares but also subject any such investment to new and additional risks.***

Except as otherwise provided in our organizational documents, our investment policies and the methods of implementing our investment objectives and policies may be altered by a majority of our directors, including a majority of our independent directors, without the approval of our shareholders. We may invest in different property types and/or use different structures to make such investments than we have historically. Please see "— We are subject to risks as the result of joint ownership of real estate with other Hines programs and third parties." As a result, the nature of an investment in our shares could change indirectly without shareholder consent and become subject to risks not described in this report.

**Potential Conflicts of Interest Risks**

***We may compete with other entities affiliated with Hines for tenants.***

Hines and its affiliates are not prohibited from engaging, directly or indirectly, in any other business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, management, leasing or sale of real estate projects. Hines or its affiliates own and/or manage properties in most if not all geographical areas in which we own interests in real estate assets. Therefore, our properties compete for tenants with other properties owned and/or managed by Hines and its affiliates. Hines may face conflicts of interest when evaluating tenant opportunities for our properties and other properties owned and/or managed by Hines and its affiliates and these conflicts of interest may have a negative impact on our ability to attract and retain tenants.

***Employees of the Advisor and Hines will face conflicts of interest relating to time management and allocation of resources.***

We do not have employees. Pursuant to a contract with Hines, the Advisor relies on employees of Hines and its affiliates to manage and operate our business. Hines is not restricted from acquiring, developing, operating, managing, leasing or selling real estate through entities other than us and Hines will continue to be actively involved in real estate operations and activities other than our operations and activities. Hines currently controls and/or operates other entities that own properties in many of the markets in which we have invested. Hines spends a material amount of time managing these properties and other assets unrelated to our business. Our business may suffer as a result because we lack the ability to manage it without the time and attention of Hines' employees.

Hines and its affiliates are general partners and sponsors of other real estate programs having investment objectives and legal and financial obligations similar to ours. Because Hines and its affiliates have interests in other real estate programs and also engage in other business activities, they may have conflicts of interest in allocating their time and resources among our business and these other activities. Also, if Hines suffers financial or operational problems as the result of any of its activities, whether or not related to our business, its ability to operate our business could be adversely impacted. During times of intense activity in other programs and ventures, they may devote less time and resources to our business than is necessary or desirable.

***Hines may face a conflict of interest when determining whether we should dispose of any property we own that is managed by Hines because Hines may lose fees associated with the management of the property and may earn fees associated with the disposition of the property.***

Hines manages most of our properties. Because Hines receives significant fees for managing these properties, it may face a conflict of interest when determining whether we should sell properties under circumstances where Hines would no longer manage the property after the transaction. As a result of this conflict of interest, we may not dispose of properties when it would be in our best interests to do so.

***We may face conflicts of interest if we sell our properties to affiliates.***

We may, in the future, dispose of properties through a sale to Hines or its affiliates. Hines, its affiliates and employees (including our officers and directors) may make substantial profits in connection with such transactions. We must follow certain procedures when selling assets to Hines and its affiliates, including that the sale must be approved by a majority of our independent directors and that the sale price must be based on the fair market value of such property (as determined by an independent expert). We may owe fiduciary and/or other duties to the purchasing entity in these transactions and conflicts of interest between us and the purchasing entities could exist in such transactions. These conflicts could result in transactions that are less favorable to us than we would receive from a third party.

***Hines may face conflicts of interest in connection with the management of our day-to-day operations and in the enforcement of agreements between Hines and its affiliates.***

Hines and the Advisor manage our day-to-day operations and properties pursuant to property management agreements and an advisory agreement. These agreements were not negotiated at arm's length and certain fees payable by us under such agreements are paid regardless of our performance. Hines and its affiliates may be in a conflict of interest position as to matters relating to these agreements. Examples include the computation of fees and reimbursements under such agreements, the enforcement and/or termination of the agreements and the priority of payments to third parties as opposed to amounts paid to affiliates of Hines. These fees may be higher than fees charged by third parties in an arm's-length transaction as a result of these conflicts.

***Certain of our officers and directors face conflicts of interest relating to the positions they hold with other entities.***

Certain of our officers and directors are also officers and directors of the Advisor and other entities controlled by Hines such as the managing general partner of the Core Fund, the Advisor of Hines Global REIT, Inc. or the Adviser to HMS Income Fund, Inc. Some of these entities may compete with us for leasing opportunities. These personnel owe fiduciary duties to these other entities and their security holders and these duties may from time to time conflict with the fiduciary duties such individuals owe to us and our shareholders. For example, conflicts of interest adversely affecting our investment decisions could arise in decisions or activities related to:

- the allocation of time and resources among us and other entities operated by Hines;
- the timing and terms of the investment in or sale of an asset;
- the compensation paid to our Advisor; and
- our relationship with Hines in the management of our properties.

These conflicts of interest may also be impacted by the fact that such individuals may have compensation structures tied to the performance of such other entities controlled by Hines and these compensation structures may potentially provide for greater remuneration in the event an investment opportunity is presented to a Hines affiliate rather than us.

***Our officers and directors have limited liability.***

Generally, we are obligated under our charter and the bylaws to indemnify our officers and directors against certain liabilities incurred in connection with their services. We have also executed indemnification agreements with each officer and director and agreed to indemnify them for any such liabilities that they incur. These indemnification agreements, as well as the indemnification provisions in our charter and bylaws, could limit our ability and the ability of our shareholders to effectively take action against our officers and directors arising from their service to us. In addition, there could be a potential reduction in distributions resulting from our payment of premiums associated with insurance or payments of a defense, settlement or claim.

***Our UPREIT structure may result in potential conflicts of interest.***

Persons holding OP Units have the right to vote on certain amendments to the Agreement of Limited Partnership of the Operating Partnership, as well as on certain other matters. Persons holding such voting rights may exercise them in a manner that conflicts with the interests of our shareholders. As general partner of the Operating Partnership, we will be obligated to act in a manner that is in the best interest of all partners of the Operating Partnership. Circumstances may arise in the future when the interests of limited partners in the Operating Partnership may conflict with the interests of our shareholders.

## Tax Risks

***If we fail to qualify as a REIT, our operations and our ability to pay distributions to our shareholders would be adversely impacted.***

We believe we qualify as a REIT under the Code. A REIT generally is not taxed at the corporate level on income it currently distributes to its shareholders. Qualification as a REIT involves the application of highly technical and complex rules for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to continue to qualify as a REIT. In addition, new legislation, regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

If we were to fail to qualify as a REIT in any taxable year:

- we would not be allowed to deduct our distributions to our shareholders when computing our taxable income;
- we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates;
- we would be disqualified from being taxed as a REIT for the four taxable years following the year during which qualification was lost, unless entitled to relief under certain statutory provisions;
- our cash available for distribution would be reduced and we would have less cash to distribute to our shareholders; and
- we might be required to borrow additional funds or sell some of our assets in order to pay corporate tax obligations we may incur as a result of our disqualification.

***We may be required to defer repatriation of cash from foreign jurisdictions in order to qualify as a REIT.***

Investments in foreign real property may be subject to foreign currency gains and losses. Certain, foreign currency gains will generally be excluded from income for purposes of determining our satisfaction of one or both of the REIT gross revenue tests; however, under certain circumstances (for example, if we regularly trade in foreign securities) such gains will be treated as non-qualifying income. To reduce the risk of foreign currency gains adversely affecting our REIT qualification, we may be required to defer the repatriation of cash from foreign jurisdictions or to employ other structures that could affect the timing, character or amount of income we receive from our foreign investments. No assurance can be given that we will be able to manage our foreign currency gains in a manner that enables us to qualify as a REIT or to avoid U.S. federal and other taxes on our income as a result of foreign currency gains.

***If the Operating Partnership is classified as a "publicly traded partnership" under the Code, our operations and our ability to pay distributions to our shareholders could be adversely affected.***

We believe the Operating Partnership will be treated as a partnership, and not as an association or a "publicly traded partnership" for federal income tax purposes. In this regard, the Code generally classifies "publicly traded partnerships" (as defined in Section 7704 of the Code) as associations taxable as corporations (rather than as partnerships), unless substantially all of their taxable income consists of specified types of passive income. In order to minimize the risk that the Code would classify the Operating Partnership as a "publicly traded partnership" for tax purposes, we placed certain restrictions on the transfer and/or redemption of partnership units in the Operating Partnership. However, if the Internal Revenue Service (the "IRS") successfully determined that the Operating Partnership should be taxed as a corporation, the Operating Partnership would be required to pay U.S. federal income tax at corporate rates on its net income, its partners would be treated as stockholders of the Operating Partnership and distributions to partners would constitute non-deductable distributions in computing the Operating Partnership's taxable income. In addition, we could fail to qualify as a REIT. Please see "— If we fail to qualify as a REIT, our operations and ability to pay distributions to our shareholders would be adversely impacted" above. In addition, the imposition of a corporate tax on the Operating Partnership would reduce our amount of cash available for distribution to our shareholders.

***Distributions to tax-exempt investors may be classified as unrelated business taxable income.***

Neither ordinary nor capital gain distributions with respect to our common shares nor gain from the sale of common shares should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

- part of the income and gain recognized by certain qualified employee pension trusts with respect to our common shares may be treated as unrelated business taxable income if our stock is predominately held by qualified employee pension trusts, we are required to rely on a special look through rule for purposes of meeting one of the REIT stock ownership tests, and we are not operated in such a manner as to otherwise avoid treatment of such income or gain as unrelated business taxable income;
- part of the income and gain recognized by a tax exempt investor with respect to our common shares would constitute unrelated business taxable income if such investor incurs debt in order to acquire the common shares; and
- part or all of the income or gain recognized with respect to our common shares by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from federal income taxation under Sections 501(c)(7), (9), (17), or (20) of the Code may be treated as unrelated business taxable income.

***Investors may realize taxable income without receiving cash distributions.***

If shareholders participate in the dividend reinvestment plan, they will be required to take into account, in computing their taxable income, ordinary and capital gain distributions allocable to shares they own, even though they receive no cash because such distributions are reinvested. In addition, the difference between the public offering price of our shares and the amount paid for shares purchased pursuant to our dividend reinvestment plan may be deemed to be taxable as income to participants in the plan.

***Foreign investors may be subject to FIRPTA tax on sale of common shares if we are unable to qualify as a "domestically controlled" REIT.***

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests is generally subject to a tax, known as FIRPTA tax, on the gain recognized on the disposition. Such FIRPTA tax does not apply, however, to the disposition of stock in a REIT if the REIT is "domestically controlled." A REIT is "domestically controlled" if less than 50% of the REIT's capital stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence.

We cannot assure our shareholders that we will qualify as a "domestically controlled" REIT. If we were to fail to so qualify, gain realized by foreign investors on a sale of our common shares would be subject to FIRPTA tax, unless our common shares were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 5% of the value of our outstanding common shares. Our common shares are not currently traded on an established securities market.

***In certain circumstances, we may be subject to federal and state income taxes as a REIT or other state or local income taxes, which would reduce our cash available to pay distributions to our shareholders.***

Even if we qualify and maintain our status as a REIT, we may be subject to federal income taxes or state taxes. For example, if we have net income from a "prohibited transaction," such income will be subject to a 100% tax. We may not be able to make sufficient distributions to avoid paying federal income tax and/or the 4% excise tax that generally applies to income retained by a REIT. We may also decide to retain income we earn from the sale or other disposition of our property and pay income tax directly on such income. In that event, our shareholders would be treated as if they earned that income and paid the tax on it directly. However, shareholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. We may also be subject to state and local taxes on our income or property, either directly or at the level of the Operating Partnership or at the level of the other companies through which we indirectly own our assets.

***We have entered, and may continue to enter into certain hedging transactions which may have a potential impact on our REIT status.***

We have entered into hedging transactions with respect to one or more of our assets or liabilities and may continue to enter into similar transactions in the future. Our hedging activities may include entering into interest rate and/or foreign currency swaps, caps, and floors, options to purchase these items, and futures and forward contracts.

The gross income tests generally exclude any income or gain from a hedging or similar transaction entered into by the REIT primarily to manage the risk of interest rate, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets or to manage the risk of currency fluctuations with respect to an item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain), provided we properly identify such hedges and other transactions in the manner required by the Code. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, or hedge other types of indebtedness, the income from those transactions is likely to be treated as non-qualifying income for purposes of the gross income tests and may affect our ability to qualify as a REIT.

***Entities through which we hold foreign real estate investments will, in most cases, be subject to foreign taxes, notwithstanding our status as a REIT.***

Even if we maintain our status as a REIT, entities through which we hold investments in assets located outside the United States will, in most cases, be subject to income taxation by jurisdictions in which such assets are located. Our cash available for distribution to our shareholders will be reduced by any such foreign income taxes.

***Recently enacted tax legislation may make REIT investments comparatively less attractive than investments in other corporate entities.***

Under current law qualifying corporate distributions received by individuals prior to 2013 are subject to tax at a maximum rate of 15%. This special tax rate is generally not applicable to distributions paid by a REIT, unless such distributions represent earnings on which the REIT itself has been taxed. As a result, distributions (other than capital gain distributions) paid by us to individual investors will generally be subject to the federal income tax rates that are otherwise applicable to ordinary income. This law change may make an investment in our common shares comparatively less attractive relative to an investment in the shares of other corporate entities which pay distributions that are not formed as REITs.

***Recharacterization of sale-leaseback transactions may cause us to lose our REIT status.***

We may purchase real properties and lease them back to the sellers of such properties. We will use commercially reasonable efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a "true lease," thereby allowing us to be treated as the owner of the property for federal income tax purposes, but cannot assure our shareholders that the IRS will not challenge such characterization. In the event that any such sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. We might fail to satisfy the REIT qualification "asset tests" or the "income tests" and, consequently, lose our REIT status effective with the year of recharacterization if a sale-leaseback transaction were so recharacterized. Alternatively, the amount of our REIT taxable income could be recalculated which might also cause us to fail to meet the distribution requirement for a taxable year.

***Investments in other REITs and real estate partnerships could subject us to the tax risks associated with the tax status of such entities.***

We have invested in the securities of other REITs and real estate partnerships. Such investments are subject to the risk that any such REIT or partnership may fail to satisfy the requirements to qualify as a REIT or a partnership, as the case may be, in any given taxable year. In the case of a REIT, such failure would subject such entity to taxation as a corporation. Failure to qualify as a REIT may require such REIT to incur indebtedness to pay its tax liabilities, may reduce its ability to make distributions to us, and may render it ineligible to elect REIT status prior to the fifth taxable year following the year in which it fails to so qualify. In the case of a partnership, such failure could subject such partnership to an entity level tax and reduce the entity's ability to make distributions to us. In addition, such failures could, depending on the circumstances, jeopardize our ability to qualify as a REIT.

***Complying with the REIT requirements may cause us to forego otherwise attractive opportunities.***

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our shareholders and the ownership of shares of our common stock. We may be required to forego otherwise attractive investments or make distributions to shareholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

***Complying with the REIT requirements may force us to liquidate otherwise attractive investments.***

We must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets in order to ensure our qualification as a REIT. The remainder of our investments (other than governmental securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total securities can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.

***Legislative or regulatory action could adversely affect us and/or our investors.***

In recent years, numerous legislative, judicial and administrative changes have been made to the U.S. federal income tax laws applicable to the qualification and taxation of REITs and to investments in REITs and similar entities. Additional changes to tax laws are likely to continue to occur in the future and may be given retroactive or prospective effect, and we cannot assure our stockholders that any such changes will not adversely affect how we are taxed or the taxation of a stockholder. Any such changes could have an adverse effect on us and on an investment in shares of our common stock. We urge our shareholders to consult with their own tax advisors with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.

## Item 1B. *Unresolved Staff Comments*

None.

## Item 2. *Properties*

As of December 31, 2011, we owned direct and indirect investments in 57 properties. These properties consisted of 43 U.S. office properties, one industrial property in Dallas, Texas, one industrial property in Brazil and a portfolio of 12 grocery-anchored shopping centers located in five states primarily in the southeastern United States. These properties contain, in the aggregate, 26.8 million square feet of leasable space, and we believe each property is suitable for its intended purpose. The following tables provide summary information regarding the properties in which we owned interests as of December 31, 2011.

| Property | City | Date Acquired/ Acquisition Cost (in millions) | Leasable Square Feet | Percent Leased | Our Effective Ownership(1) |
|---|---|---|---|---|---|
| **Directly-owned Properties** | | | | | |
| 321 North Clark | Chicago, Illinois | 4/2006; $247.3 | 889,744 | 76% | 100% |
| Citymark | Dallas, Texas | 8/2005; $27.8 | 218,926 | 79% | 100% |
| 4050/4055 Corporate Drive | Dallas, Texas | 5/2008; $42.8 | 643,429 | 85% | 100% |
| JPMorgan Chase Tower | Dallas, Texas | 11/2007; $289.6 | 1,253,343 | 81% | 100% |
| 345 Inverness Drive | Denver, Colorado | 12/2008; $25.7 | 175,287 | 100% | 100% |
| Arapahoe Business Park | Denver, Colorado | 12/2008; $40.8 | 309,450 | 85% | 100% |
| Raytheon/DIRECTV Buildings | El Segundo, California | 3/2008; $120.0 | 550,579 | 100% | 100% |
| 2100 Powell | Emeryville, California | 12/2006; $144.9 | 345,892 | 100% | 100% |
| Williams Tower | Houston, Texas | 5/2008; $271.5 | 1,479,764 | 89% | 100% |
| 2555 Grand | Kansas City, Missouri | 2/2008; $155.8 | 595,607 | 100% | 100% |
| One Wilshire | Los Angeles, California | 8/2007; $287.0 | 661,553 | 94% | 100% |
| 3 Huntington Quadrangle | Melville, New York | 7/2007; $87.0 | 407,912 | 60% | 100% |
| Airport Corporate Center | Miami, Florida | 1/2006; $156.8 | 1,018,457 | 81% | 100% |
| Minneapolis Office/Flex Portfolio | Minneapolis, Minnesota | 9/2007; $87.0 | 769,102 | 82% | 100% |
| 3400 Data Drive | Rancho Cordova, California | 11/2006; $32.8 | 149,703 | 100% | 100% |
| Daytona Buildings | Redmond, Washington | 12/2006; $99.0 | 251,313 | 100% | 100% |
| Laguna Buildings | Redmond, Washington | 1/2007; $118.0 | 460,661 | 85% | 100% |
| 1515 S Street | Sacramento, California | 11/2005; $66.6 | 351,745 | 99% | 100% |
| 1900 and 2000 Alameda | San Mateo, California | 6/2005; $59.8 | 254,145 | 92% | 100% |
| Seattle Design Center | Seattle, Washington | 6/2007; $56.8 | 390,684 | 72% | 100% |
| 5th and Bell | Seattle, Washington | 6/2007; $72.2 | 197,135 | 99% | 100% |
| **Total for Directly-Owned Properties** | | | 11,374,431 | 86% | |

| Property | City | Date Acquired/ Acquisition Cost (in millions) | Leasable Square Feet | Percent Leased | Our Effective Ownership(1) |
|---|---|---|---|---|---|
| **Indirectly-owned Properties** | | | | | |
| **Core Fund Properties** | | | | | |
| One Atlantic Center | Atlanta, Georgia | 7/2006; $305.0 | 1,100,312 | 90% | 23% |
| The Carillon Building | Charlotte, North Carolina | 7/2007; $140.0 | 472,938 | 76% | 23% |
| Charlotte Plaza | Charlotte, North Carolina | 6/2007; $175.5 | 625,026 | 76% | 23% |
| One North Wacker | Chicago, Illinois | 3/2008; $540.0 | 1,373,754 | 93% | 12% |
| 333 West Wacker | Chicago, Illinois | 4/2006; $223.0 | 857,617 | 72% | 18% |
| One Shell Plaza | Houston, Texas | 5/2004; $228.7 | 1,230,395 | 99% | 11% |
| Two Shell Plaza | Houston, Texas | 5/2004; $123.1 | 565,573 | 95% | 11% |
| 425 Lexington Avenue | New York, New York | 8/2003; $358.6 | 700,034 | 100% | 11% |
| 499 Park Avenue | New York, New York | 8/2003; $153.1 | 295,578 | 91% | 11% |
| Renaissance Square | Phoenix, Arizona | 12/2007; $270.9 | 965,508 | 75% | 23% |
| Riverfront Plaza | Richmond, Virginia | 11/2006; $277.5 | 951,616 | 97% | 23% |
| Johnson Ranch Corporate Centre | Roseville, California | 5/2007;(2) | 179,990 | 41% | 18% |
| Roseville Corporate Center | Roseville, California | 5/2007;(2) | 111,418 | 68% | 18% |
| Summit at Douglas Ridge | Roseville, California | 5/2007;(2) | 185,128 | 74% | 18% |
| Olympus Corporate Centre | Roseville, California | 5/2007;(2) | 193,178 | 51% | 18% |
| Douglas Corporate Center | Roseville, California | 5/2007;(2) | 214,606 | 88% | 18% |
| Wells Fargo Center | Sacramento, California | 5/2007;(2) | 502,365 | 92% | 18% |
| 525 B Street | San Diego, California | 8/2005; $116.3 | 449,180 | 78% | 23% |
| The KPMG Building | San Francisco, California | 9/2004; $148.0 | 379,328 | 96% | 23% |
| 101 Second Street | San Francisco, California | 9/2004; $157.0 | 388,370 | 96% | 23% |
| 720 Olive Way | Seattle, Washington | 1/2006; $83.7 | 300,710 | 85% | 18% |
| 1200 19th Street | Washington, D.C. | 8/2003; $69.4 | 337,486 | 83% | 11% |
| Warner Center | Woodland Hills, California | 10/2006; $311.0 | 808,274 | 90% | 18% |
| **Total for Core Fund Properties** | | | 13,188,384 | 87% | |
| **Grocery-Anchored Portfolio** | | | | | |
| Cherokee Plaza | Atlanta, Georgia | 11/2008;(3) | 99,749 | 86% | 70% |
| Bellaire Boulevard Center | Bellaire, Texas | 11/2008;(3) | 35,081 | 100% | 70% |
| Thompson Bridge Commons | Gainesville, Georgia | 3/2009; $15.3 | 92,587 | 93% | 70% |
| Champions Village | Houston, Texas | 11/2008;(3) | 384,581 | 89% | 70% |
| King's Crossing | Kingwood, Texas | 11/2008;(3) | 126,397 | 98% | 70% |
| Sandy Plains Exchange | Marietta, Georgia | 2/2009; $12.4 | 72,784 | 93% | 70% |
| Commons at Dexter Lakes | Memphis, Tennessee | 11/2008;(3) | 228,796 | 89% | 70% |
| Mendenhall Commons | Memphis, Tennessee | 11/2008;(3) | 88,108 | 96% | 70% |
| University Palms Shopping Center | Oviedo, Florida | 11/2008;(3) | 99,172 | 93% | 70% |
| Shoppes at Parkland | Parkland, Florida | 3/2009; $27.7 | 145,652 | 96% | 70% |
| Oak Park Village | San Antonio, Texas | 11/2008;(3) | 64,287 | 100% | 70% |
| Heritage Station | Wake Forest, North Carolina | 1/2009; $10.8 | 68,641 | 98% | 70% |
| **Total for Grocery-Anchored Portfolio** | | | 1,505,835 | 92% | |
| **Other** | | | | | |
| Distribution Park Rio(4) | Rio de Janeiro, Brazil | 7/2007:$53.7(5) | 693,115 | 100% | 50% |
| **Total for All Properties** | | | 26,761,765 | 87%(6) | |

(1) This percentage shows the effective ownership of the Operating Partnership in the properties listed. On December 31, 2011, Hines REIT owned a 95.4% interest in the Operating Partnership as its sole general partner. Affiliates of Hines owned the remaining 4.6% interest in the Operating Partnership. In addition, we owned an approximate 27.5% non-managing general partner interest in the Core Fund as of December 31, 2011. The Core Fund does not own 100% of its properties; its ownership interest in its properties ranges from 40.6% to 82.5%.

(2) These properties were purchased as part of a portfolio that included six properties for a purchase price of $490.2 million.

(3) These properties were purchased as part of a portfolio that included eight properties for a purchase price of $205.1 million.

(4) We own a 50% indirect interest in Distribution Park Rio, an industrial property located in Rio de Janeiro, Brazil, through a joint venture with Hines Calpers Brazil ("HCB"), an affiliate of Hines. We formed the joint venture in June 2007 with an initial investment of $28.9 million.

(5) This amount was converted from 103.7 million BRL using the currency exchange rate in effect as of the date of acquisition.

(6) This amount represents the percentage leased assuming we own a 100% interest in each of these properties. The percentage leased based on our effective ownership interest in each property is 87%.

### *Lease Expirations*

*Directly-Owned Properties*

The following table lists, on an aggregate basis, all of the scheduled lease expirations for each of the years ending December 31, 2012 through December 31, 2021 and thereafter for the 21 properties we owned directly as of December 31, 2011. The table shows the approximate leasable square feet represented by the applicable lease expirations:

| | | Leasable Area | |
|---|---|---|---|
| Year | Number of Leases | Approximate Square Feet | Percent of Total Leasable Area |
| Vacant | — | 1,542,967 | 13.6% |
| 2012 | 88 | 841,358 | 7.4% |
| 2013 | 78 | 1,204,432 | 10.6% |
| 2014 | 57 | 405,201 | 3.6% |
| 2015 | 60 | 930,510 | 8.2% |
| 2016 | 51 | 820,856 | 7.2% |
| 2017 | 36 | 1,089,770 | 9.6% |
| 2018 | 23 | 1,696,414 | 14.9% |
| 2019 | 16 | 542,686 | 4.8% |
| 2020 | 12 | 315,620 | 2.8% |
| 2021 | 11 | 522,254 | 4.6% |
| Thereafter | 14 | 1,440,406 | 12.7% |

*Indirectly-Owned Properties*

The following table lists all of the scheduled lease expirations for each of the years ending December 31, 2012 through December 31, 2021 and thereafter for the 36 properties in which we owned an indirect interest as of December 31, 2011. The table shows the approximate leasable square feet represented by the applicable lease expirations represents a 100% interest in each of the properties:

| | | Leasable Area | |
|---|---|---|---|
| **Year** | **Number of Leases** | **Approximate Square Feet** | **Percent of Total Leasable Area** |
| Vacant | — | 1,824,829 | 11.9% |
| 2012 | 185 | 1,069,954 | 7.0% |
| 2013 | 134 | 1,257,613 | 8.2% |
| 2014 | 137 | 1,235,120 | 8.1% |
| 2015 | 99 | 1,299,946 | 8.5% |
| 2016 | 91 | 758,000 | 5.0% |
| 2017 | 74 | 870,823 | 5.7% |
| 2018 | 32 | 1,153,267 | 7.5% |
| 2019 | 30 | 693,626 | 4.5% |
| 2020 | 16 | 507,813 | 3.3% |
| 2021 | 16 | 850,587 | 5.6% |
| Thereafter | 43 | 3,781,701 | 24.7% |

*All Properties*

The following table lists our pro-rata share of the scheduled lease expirations for each of the years ending December 31, 2012 through December 31, 2021 and thereafter for all of the properties in which we owned an interest as of December 31, 2011. The table shows the approximate leasable square feet represented by the applicable lease expirations:

| | | Leasable Area | |
|---|---|---|---|
| **Year** | **Number of Leases** | **Approximate Square Feet** | **Percent of Total Leasable Area(1)** |
| Vacant | — | 1,952,011 | 12.9% |
| 2012 | 273 | 1,122,998 | 7.4% |
| 2013 | 212 | 1,623,301 | 10.7% |
| 2014 | 194 | 792,293 | 5.2% |
| 2015 | 159 | 1,263,248 | 8.4% |
| 2016 | 142 | 1,034,068 | 6.8% |
| 2017 | 110 | 1,275,843 | 8.4% |
| 2018 | 55 | 1,954,320 | 12.9% |
| 2019 | 46 | 701,165 | 4.6% |
| 2020 | 28 | 478,522 | 3.2% |
| 2021 | 27 | 741,394 | 4.9% |
| Thereafter | 57 | 2,162,754 | 14.6% |

(1) These amounts represent our pro-rata share based on our effective ownership in each of the properties as of December 31, 2011.

*Market Concentration*

The following table provides a summary of the market concentration of our portfolio based on the estimated aggregate value of our real estate investments (including our pro rata share of real estate assets through our investments in other entities such as the Core Fund) of each of the properties in which we owned interests as of December 31, 2011:

| Market | Market Concentration: Directly-Owned Properties | Market Concentration: Indirectly-Owned Properties(1) | Market Concentration: All Properties |
|---|---|---|---|
| Los Angeles, California | 20% | 5% | 13% |
| Houston, Texas | 13% | 9% | 11% |
| Seattle, Washington | 12% | 2% | 11% |
| Dallas, Texas | 14% | — | 10% |
| Chicago, Illinois | 8% | 14% | 10% |
| San Francisco, California | 7% | 12% | 8% |
| Sacramento, California | 4% | 7% | 5% |
| Miami, Florida | 6% | 1% | 5% |
| Kansas City, Missouri | 7% | — | 5% |
| New York, New York | 2% | 13% | 4% |
| Atlanta, Georgia | — | 9% | 3% |
| Minneapolis, Minnesota | 4% | — | 3% |
| Charlotte, North Carolina | — | 6% | 2% |
| Denver, Colorado | 3% | — | 2% |
| Richmond, Virginia | — | 7% | 2% |
| Phoenix, Arizona | — | 6% | 2% |
| Memphis, Tennessee | — | 1% | 1% |
| Rio De Janeiro, Brazil | — | 1% | 1% |
| San Diego, California | — | 4% | 1% |
| Washington, D.C. | — | 3% | 1% |
| Orlando, Florida | — | * | * |
| Raleigh, North Carolina | — | * | * |
| San Antonio, Texas | — | * | * |

* Represents less than 1%.

(1) These amounts represent the properties in which we owned an indirect interest through our investments in the Core Fund, the Grocery-Anchored Portfolio and our joint venture in Brazil as of December 31, 2011. These amounts assume we own a 100% interest in each of the properties.

### *Industry Concentration*

The following table provides a summary of the industry concentration of the tenants of the properties in which we owned interests based on our pro-rata share (unless otherwise noted) of their leased square footage as of December 31, 2011:

| Industry | Industry Concentration: Directly-Owned Properties | Industry Concentration: Indirectly-Owned Properties(1) | Industry Concentration: All Properties |
|---|---|---|---|
| Legal | 15% | 30% | 17% |
| Finance and Insurance | 11% | 24% | 13% |
| Manufacturing | 15% | 3% | 13% |
| Information and Technology | 16% | 2% | 12% |
| Grocery-Anchored Retail | — | 11% | 7% |
| Professional Services | 6% | 6% | 5% |
| Government | 5% | 3% | 5% |
| Oil & Gas/Energy | 5% | 6% | 5% |
| Transportation and Warehousing | 2% | 3% | 4% |
| Health Care | 5% | 1% | 4% |
| Real Estate | 3% | 2% | 3% |
| Wholesale Trade | 4% | * | 3% |
| Accounting | 2% | 5% | 3% |
| Arts, Entertainment and Recreation | 3% | * | 2% |
| Other Services | 2% | 1% | 2% |
| Construction | 2% | 1% | 1% |
| Administrative and Support Services | 1% | 1% | 1% |
| Retail | 1% | * | * |
| Hospitality | 1% | 1% | * |
| Other | 1% | * | * |

* Represents less than 1%.

(1) These amounts represent the properties in which we owned an indirect interest through our investments in the Core Fund, the Grocery-Anchored Portfolio and our joint venture in Brazil as of December 31, 2011. These amounts represent a 100% interest in each of the properties.

### Item 3. *Legal Proceedings*

From time to time in the ordinary course of business, the Company or its subsidiaries may become subject to legal proceedings, claims or disputes. As of March 30, 2012, neither the Company nor any of its subsidiaries was a party to any material pending legal proceedings.

### Item 4. *Mine Safety Disclosures*

Not applicable.

## PART II

### Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

### Market Information

As of December 31, 2011, we had 227.2 million common shares outstanding, held by a total of approximately 57,600 shareholders. The number of shareholders is based on the records of our registrar and transfer agent. There currently is no established public trading market for our common shares and we do not expect one to develop. On November 30, 2009, our board suspended our share redemption program except for redemption requests made in connection with the death or disability of a shareholder. We were required to revalue our common shares within 18 months after the date of the close of our most recent primary offering, which closed on December 31, 2009. Accordingly, on May 24, 2011, our board of directors established a new estimated value per share and a new per share redemption price of $7.78, which was reduced from the prior redemption price of $9.15. If and when our share redemption program is resumed, it would continue to be limited in terms of the number of shares that may be redeemed quarterly and annually and our board of directors continues to be able to amend, further suspend or terminate our share redemption program upon 30 days' written notice. During 2011, we redeemed 657,000 shares at $9.15 per share and 731,000 shares at $7.78 per share. In addition, we redeemed approximately 328,000 shares at $7.78 per share in January 2012.

In order for Financial Industry Regulatory Authority ("FINRA") members and their associated persons to participate in the offering and sale of our common shares, we are required pursuant to FINRA Rule 5110(f)(2)(M) to disclose in each annual report distributed to our shareholders a per share estimated value of the common shares, the method by which it was developed and the date of the data used to develop the estimated value. In addition, our Advisor has agreed to prepare annual statements of estimated share values to assist fiduciaries of retirement plans subject to the annual reporting requirements of ERISA in the preparation of their reports relating to an investment in our common shares. For these purposes, the estimated value of the shares is deemed to be $7.78 per share as of December 31, 2011. Our deemed estimated per share value is provided to assist plan fiduciaries in fulfilling their annual valuation and reporting responsibilities, and should not be used for any other purpose. We cannot assure you that this deemed estimated value, or the method used to establish such value, complies with the ERISA or IRS requirements. We are not required to obtain and did not obtain appraisals for our assets or third-party valuations or opinions for the specific purpose of determining this deemed estimated value as of December 31, 2011.

Our board of directors' estimate of value was determined after consultation with our management and its advisor, Hines Advisors L.P. (the "Advisor"). The estimate of the value per share was based on consideration primarily of (i) valuations of our real estate investments, including estimates of value which were determined by our management and independent third parties using methodologies that are commonly used in the commercial real estate industry (including discounted cash flow analyses and reviews of current, historical and projected capitalization rates for properties comparable to those owned by us); (ii) valuations of notes payable, which were determined by an independent third party; and (iii) the estimated values of other assets and liabilities which were determined by management, as of March 31, 2011. In addition, we engaged an independent third party to review management's market value estimates as of March 31, 2011 for selected assets that represented a substantial portion of our property portfolio, and such third party has opined that management's market value estimates are fair and reasonable. Finally, our board of directors also considered our historical and anticipated results of operations, liquidity requirements and overall financial condition, the current and anticipated distribution payments, the current and anticipated capital and debt structure, and management's and the Advisor's recommendations and assessment of our prospects and expected execution of our operating strategies.

The valuations of our real estate assets and notes payable, as well as the methodology utilized by management and our board of directors in estimating the value per share of our common shares, were based on a number of assumptions and estimates which may prove to be inaccurate or incomplete. No liquidity discounts or discounts relating to the fact that we are currently externally managed were applied to the estimated per-share valuation, and no attempt was made to value Hines REIT as an enterprise. As such, with respect to the estimated value per share discussed in this Form 10-K, there can be no assurances that: (i) the estimated value per share reflects the amount a stockholder would obtain upon a sale of his or her shares or if we liquidated our assets; (ii) shares of our common stock would trade at the estimated value per share if the shares were listed on a national securities exchange; or (iii) the estimated value per share, or methodology utilized to estimate the value per share, would be found by any regulatory authority to comply with requirements of such regulatory authority, including requirements under FINRA rules, ERISA and IRA requirements, or other regulatory requirements.

Further, the estimated value per share was calculated as of a moment in time, and, although the value of our shares will fluctuate over time as a result of, among other things, developments related to individual assets and changes in the real estate and capital markets, we do not undertake to update the estimated value per share on a regular basis. Our board of directors has not determined, and was not required to determine a new estimated value per share since May 24, 2011. We have disclosed previously, in our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2011 and September 30, 2011 and in certain of our Current Reports on Form 8-K, that a portion of distributions to our stockholders have been or will be funded with a portion of the proceeds from sales of our investment property. Accordingly, the estimated value per share may not accurately reflect the value of our assets.

For these reasons, our estimated valuation should not be used for any other purpose than to assist plan fiduciaries and IRA custodians in fulfilling their annual valuation and reporting responsibilities. We are not required to obtain and did not obtain appraisals for our assets or third-party valuations or opinions for the specific purpose of determining the deemed estimated value as of December 31, 2011.

Shares are offered pursuant to our dividend reinvestment plan at a price of $7.78 per share as of the date of this report. The offering price of our shares under our dividend reinvestment plan may not be indicative of the price our shareholders would receive if they sold our shares outside of our share redemption program, if our shares were actively traded or in the case of a liquidation. Because there is no public market for our shares, any sale of our shares would likely be at a substantial discount. Please see "Item 1A. Risk Factors — Investment Risks — *There is currently no public market for our common shares, and we do not presently intend to list the shares on a stock exchange. Therefore, it will likely be difficult for shareholders to sell their shares and, if they are able to sell their shares, they will likely sell them at a substantial discount. The estimated per-share value of our common shares has been established at an amount that is less than the price shareholders paid for their shares in our prior public offerings and may be further adjusted in the future.*"

### Distributions

In order to meet the requirements for being treated as a REIT under the Internal Revenue Code, we must pay distributions to our shareholders each taxable year in an amount equal to at least 90% of our net ordinary taxable income (capital gains are not required to be distributed). During the years ended December 31, 2011 and 2010, we declared distributions equal to $0.50 and $0.55 per share. Beginning July 1, 2010, the annual distribution rate was decreased from $0.00165699 to $0.00138082 per share, per day, which represented a change in the annualized distribution rate from 6% to 5% (based on our prior primary offering price of $10.08 per share). With the authorization of our board of directors, we have continued to declare distributions in the amount of $0.00138082 per share, per day through April 30, 2012, which represents an annual distribution rate of 6.5%, based on our estimated share value of $7.78, determined on May 24, 2011 (assuming the current distribution rate is maintained for a twelve-month period).

With respect to the $0.00138082 per share, per day distributions declared for July 2011 through April 2012, $0.00041425 of the per share, per day distributions were or will be designated by us as special distributions which represent a return of a portion of the shareholders' invested capital and, as such, reduce their remaining investment in the Company. The special distributions were or will be funded with a portion of the proceeds from sales of investment property. The above designations of a portion of the distributions as special distributions does not impact the tax treatment of the distributions to our shareholders. The remaining 70% of our distributions was or will be paid from funds generated by our operations.

In addition, for the period from July 1, 2011 through December 31, 2012, our Advisor has agreed to waive a portion of its monthly cash asset management fee such that the fee will be reduced from 0.0625% to 0.0417% (0.75% to 0.50% on an annual basis) of the net equity capital we have invested in real estate investments as of the end of each month. As a result of the waiver of these fees, cash flow from operations that would have been paid to the Advisor will be available to pay distributions to shareholders. This fee waiver is not a deferral and accordingly, these fees will not be paid to the Advisor in cash at any time in the future.

The table below outlines our total distributions declared to shareholders and noncontrolling interests for each of the quarters during the years ended December 31, 2011 and 2010, including the breakout between the distributions paid in cash and those reinvested pursuant to our dividend reinvestment plan (all amounts are in thousands).

| | Shareholders | | | |
|---|---|---|---|---|
| **Distributions for the Quarter Ended** | **Cash Distributions** | **Distributions Reinvested** | **Total Declared** | **Noncontrolling Interests Total Declared** |
| 2011 | | | | |
| December 31, 2011 | $16,743 | $12,117 | $ 28,860(1) | $1,355 |
| September 30, 2011 | $16,505 | $12,201 | $ 28,706(1) | $1,291 |
| June 30, 2011 | $15,995 | $12,248 | $ 28,243 | $1,217 |
| March 31, 2011 | $15,491 | $12,324 | $ 27,815 | $1,151 |
| **Total** | $64,734 | $48,890 | $113,624 | $5,014 |
| 2010 | | | | |
| December 31, 2010 | $15,473 | $12,830 | $ 28,303 | $1,123 |
| September 30, 2010 | $14,986 | $13,172 | $ 28,158 | $1,067 |
| June 30, 2010 | $17,226 | $16,011 | $ 33,237 | $1,205 |
| March 31, 2010 | $16,480 | $16,170 | $ 32,650 | $1,129 |
| **Total** | $64,165 | $58,183 | $122,348 | $4,524 |

(1) As stated above, a portion of these distributions were funded using proceeds from sales of investment property, which represents a return of a portion of the shareholders' invested capital. For the quarters ended December 31, 2011 and September 30, 2011, respectively, $8.7 million and $8.6 million of the distributions declared to our shareholders were paid using such sales proceeds.

For the years ended December 31, 2011 and 2010, we funded our cash distributions with cash flows from operating activities, distributions received from our unconsolidated investments and proceeds from the sales of our real estate investments.

Distributions to shareholders are characterized for federal income tax purposes as ordinary income, capital gains, non-taxable return of capital or a combination of the three. Distributions that exceed our current and accumulated earnings and profits (calculated for tax purposes) constitute a return of capital for tax purposes and reduce the shareholders' basis in our common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the shareholders' basis in the common shares, it will generally be treated as a capital gain. The Company annually notifies shareholders of the taxability of distributions paid during the preceding year.

For the year ended December 31, 2011, less than 1% of the distributions paid were taxable to the investor as ordinary income, 57.3% were taxable as capital gain dividends, 27.7% were taxable as unrecaptured Section 1250 gain and approximately 14.7% were treated as return of capital for federal income tax purposes. For the year ended

December 31, 2010, approximately 19.5% of the distributions paid were taxable to the investor as ordinary taxable income, 8.2% were taxable as capital gain dividends, 0.8% were taxable as unrecaptured Section 1250 gain and approximately 71.5% were treated as return of capital for federal income tax purposes. The amount of distributions paid and taxable portion in each period are not indicative or predictive of amounts anticipated in future periods.

### Recent Sales of Unregistered Securities

On August 25, 2011, 1,000 restricted common shares were granted to each of our independent directors, Messrs. Thomas A. Hassard, Lee A. Lahourcade, Stanley D. Levy and Paul B. Murphy Jr. Such shares were granted, as part of their annual compensation for service on our board of directors, without registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act.

### Share Redemption Program

Our shares are currently not listed on a national securities exchange and we currently do not intend to list our shares. In order to provide our shareholders with some liquidity, we have a share redemption program. However, on November 30, 2009, our board of directors determined that it is in our best interest to suspend our share redemption program until further notice, except with respect to redemption requests made in connection with the death or disability of a shareholder. To the extent our board of directors determines that we have sufficient funds available for redemptions, after considering all of our other capital needs, the share redemption program could be resumed and, if so, we would expect to redeem shares on a quarterly basis. Unless our board of directors determines otherwise, the funds available for redemption will be limited to the lesser of the amount required to redeem 10% of the shares outstanding as of the same date in the prior calendar year or the amount of proceeds received from our dividend reinvestment plan in the prior quarter. There can be no assurances as to when or whether the suspension of our share redemption program will be lifted.

### Issuer Redemptions of Equity Securities

All eligible requests for redemptions were redeemed using proceeds from our dividend reinvestment plan. The following table lists shares we redeemed under our share redemption plan during the period covered by this report including the average price paid per share.

| Period | Total Number of Shares Redeemed | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares that May Yet be Redeemed Under the Plans or Programs |
|---|---|---|---|---|
| October 1, 2011 to October 31, 2011 | 364,708 | $7.78 | 364,708 | 1,568,433 |
| November 1, 2011 to November 30, 2011 | — | 7.78 | — | 1,568,433 |
| December 1, 2011 to December 31, 2011 | — | 7.78 | — | 1,568,433 |
| Total | 364,708 | | 364,708 | |

**Item 6.** ***Selected Financial Data***

The following selected consolidated financial data are qualified by reference to and should be read in conjunction with our Consolidated Financial Statements and Notes thereto and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" below:

| | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| | | (In thousands, except per share amounts) | | | |
| Operating Data: | | | | | |
| Revenues | $ 278,332 | $ 290,545 | $ 316,892 | $ 293,743 | $ 147,978 |
| Depreciation and amortization | $ 92,518 | $ 102,012 | $ 111,255 | $ 112,045 | $ 58,853 |
| Asset management and acquisition fees | $ 16,173 | $ 30,544 | $ 27,984 | $ 42,013 | $ 29,939 |
| Organizational and offering expenses, net of reversal | $ — | $ — | $ — | $ 3,741 | $ 7,583 |
| General and administrative expenses, net | $ 6,740 | $ 6,925 | $ 6,108 | $ 5,991 | $ 4,570 |
| Income (loss) from continuing operations before provision for income taxes and equity in earnings (losses) of unconsolidated entities, net | $ (59,238) | $ (67,398) | $ 8,471 | $ (143,761) | $ (72,969) |
| Provision for income taxes | $ (494) | $ (543) | $ (550) | $ (2,512) | $ (1,068) |
| Equity in earnings (losses) of unconsolidated entities, net | $ (5,138) | $ 5,513 | $ (8,777) | $ (13,416) | $ (8,288) |
| Loss from continuing operations attributable to common shareholders | $ (65,391) | $ (66,013) | $ (4,690) | $ (162,821) | $ (83,689) |
| Income (loss) from discontinued operations | $ 108,784 | $ 27,045 | $ 6,929 | $ (2,655) | $ (4,048) |
| Net income attributable to noncontrolling interests | $ (5,014) | $ (4,524) | $ (4,065) | $ (3,065) | $ (1,266) |
| Net income (loss) attributable to common shareholders | $ 38,900 | $ (39,907) | $ 2,620 | $ (165,408) | $ (87,640) |
| Basic and diluted income (loss) from continuing operations attributable to common shareholders per common share | $ (0.29) | $ (0.30) | $ (0.02) | $ (0.89) | $ (0.67) |
| Distributions declared per common share | $ 0.50 | $ 0.55 | $ 0.62 | $ 0.64 | $ 0.62 |
| Weighted average common shares outstanding — basic and diluted | 225,442 | 220,896 | 207,807 | 183,776 | 125,776 |
| Balance Sheet Data: | | | | | |
| Total investment property | $1,950,126 | $2,213,212 | $2,355,872 | $2,374,007 | $1,798,924 |
| Investment in unconsolidated entities | $ 348,986 | $ 373,798 | $ 379,057 | $ 364,374 | $ 361,157 |
| Assets held for sale | $ — | $ — | $ 42,499 | $ — | $ — |
| Total assets | $2,912,012 | $3,150,016 | $3,339,780 | $3,280,437 | $2,703,623 |
| Long-term obligations | $1,525,083 | $1,680,178 | $1,712,722 | $1,691,335 | $1,273,596 |

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

*You should read the following discussion and analysis together with our consolidated financial statements and notes thereto included in this Annual Report on Form 10-K. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ materially from those expressed or implied by the forward-looking statements. Please see "Special Note Regarding Forward-Looking Statements" above for a description of these risks and uncertainties.*

### Executive Summary

Hines Real Estate Investment Trust, Inc. ("Hines REIT" and, together with its consolidated subsidiaries, "we", "us" or the "Company") and its subsidiary, Hines REIT Properties, L.P. (the "Operating Partnership") were formed in August 2003 for the purpose of investing in and owning interests in real estate. We have invested in real estate to satisfy our primary investment objectives including preserving invested capital, paying regular cash distributions and achieving modest capital appreciation of our assets over the long term. We have made investments directly through entities wholly owned by the Operating Partnership or indirectly through other entities such as through our investment in the Core Fund. As of December 31, 2011, we had direct and indirect interests in 57 properties. These properties consist of 43 office properties located throughout the United States, one industrial property in Dallas, Texas, one industrial property in Brazil and a portfolio of 12 grocery-anchored shopping centers located in five states primarily in the Southeastern United States (the "Grocery-Anchored Portfolio").

In order to provide capital for these investments, we raised over $2.5 billion through public offerings of our common stock since we commenced our initial public offering in June 2004. In consideration of market conditions and other factors, our board of directors determined to cease sales of our shares to new investors pursuant to our third public offering (the "Third Offering") as of January 1, 2010. However, we have continued to sell shares under our dividend reinvestment plan. Based on market conditions and other considerations, we do not currently expect to commence any future offerings other than those related to shares issued under our dividend reinvestment plan.

As we have disclosed previously, we were required to revalue our common shares 18 months after the close of our primary offering. Hines REIT was closed to new investors as of January 1, 2010. Accordingly, after considering many factors, effective May 24, 2011, our board of directors established an estimated value per share of $7.78. The primary driver of the decrease in our estimated share value was the economic environment's impact on the commercial real estate markets during the global recession. The rise in vacancies combined with lower market rental rates and reduced investment sales activity have resulted in lower valuations of properties. Additionally, our notes payable valuations were lower due to the current low interest rate environment and the shorter terms remaining on our loans. Lower property values, together with lower debt valuations, resulted in the lower estimated value of our shares. Additionally, the financial services sector, which represents the second largest tenant concentration in our portfolio, was one of the hardest hit in this downturn, and institutions such as banks, insurance companies and mortgage companies were forced to reduce expenditures and cut staff. Many had to reduce space or move to lesser-quality space to save on rent. Please see "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" for a discussion of the factors considered by our board of directors in connection with the establishment of the estimated per share value.

We pay distributions to our shareholders on a quarterly basis. Beginning July 1, 2010, the annual distribution rate was decreased from $0.00165699 to $0.00138082 per share, per day, which represented a change in the annualized distribution rate from 6% to 5% (based on our prior primary offering share price of $10.08 per share).

With the authorization of its board of directors, we have continued to declare distributions in the amount of $0.00138082 per share, per day through April 30, 2012, which represents an annual distribution rate of 6.5%, based on our estimated share value of $7.78, effective on May 24, 2011 (assuming the current distribution rate is maintained for a twelve-month period).

These distributions declared for July 2011 through April 2012 will be paid from two sources. Approximately 70% have been or will be paid from funds generated by our operations and approximately 30% have been or will be special distributions from the proceeds on sales of certain properties. These special distributions represent a return of our shareholders' invested capital.

**Economic Update**

Although U.S. real gross domestic product ("GDP") has grown for ten consecutive quarters, the economic recovery appears to have slowed. In fact, GDP was up only 1.7% for 2011 compared to a 3.0% increase in 2010. While GDP has shown some growth, unemployment remains high, notwithstanding that the U.S. economy has added jobs in 16 consecutive months and jobs are up on a net basis since its employment lows in February 2010. Additionally, concerns and uncertainty resulting from raising the debt ceiling in the U.S. and confusion about Europe's strategy to fight its worsening debt crisis appear to have diminished investor confidence in the global economy and have caused instability in the global markets.

Commercial real estate is starting to show signs of recovery following the global financial crisis. The NCREIF Property Index (NPI) reported positive total returns of 3.4%, 3.9%, 3.3% and 3.0% in each quarter of 2011, which represents eight consecutive quarters of positive total return. Additionally, NCREIF is reporting that average office occupancy is 85.5%, which is up 0.5% from December 31, 2010 and up 0.9% from its lows at September 30, 2010. Although real estate fundamentals have improved, the lasting effects of the recession are still being felt and have had an adverse impact on tenant demand, overall occupancies, leasing velocity, rental rates, subletting and tenant defaults.

As with most commercial real estate, our portfolio of assets has not been immune to the effects of a recession; however, due to the quality and diversification of our portfolio, we continue to believe that our portfolio is relatively well-positioned to recover from the negative impact as a result of the recent down cycle. In spite of the challenges presented by the uncertain economy and markets, our portfolio was 87% leased as of December 31, 2011 and 89% leased as of December 31, 2010. Our management closely monitors the portfolio's lease expirations, which for each of the years ending December 31, 2012 through December 31, 2016 approximate, 7.4%, 10.7%, 5.2%, 8.4% and 6.8%, respectively, of leasable square feet. We believe this level of expirations is manageable, and we will remain focused on filling tenant vacancies with high-quality tenants in each of the markets in which we operate. Although we continue to be leased to a diverse tenant base over a variety of industries, our portfolio is approximately 17% leased to over 100 companies in the legal industry, approximately 13% leased to over 190 companies in the financial and insurance industries, approximately 13% leased to over 40 companies in the manufacturing industry and approximately 12% leased to over 90 companies in the information technology industry.

Debt capital was more difficult and expensive to obtain during the economic downturn, however the debt markets have shown signs of improvement and financing has become more readily available at attractive pricing for well-located, high quality assets. See "Financial Condition, Liquidity and Capital Resources — Cash Flows From Financing Activities – Debt Financings" below for further discussion concerning current financing activity in our portfolio. We have managed our portfolio to date in an effort to minimize our exposure to volatility in the debt capital markets. We have done this by using moderate levels of long-term fixed-rate debt and minimizing our exposure to short-term variable-rate debt which is more likely to be impacted by market volatility. Our portfolio was 55% leveraged as of December 31, 2011, with all of our debt in the form of fixed-rate mortgage loans (some of which are effectively fixed through the use of interest rate swaps). By comparison, our portfolio was 59% leveraged as of December 31, 2010. This leverage percentage is calculated using the estimated aggregate value of our real estate investments (including our pro rata share of real estate assets and related debt owned through our investments in other entities such as the Core Fund), cash and cash equivalents and restricted cash on hand as of that date.

As discussed above, while Hines REIT has not been isolated from these and other challenges, we believe the fundamentals of our high-quality portfolio remain intact. We are optimistic that the portfolio will benefit in the coming years as the broader economic and real estate recovery takes hold. We have already seen improved property values and real estate fundamentals in some markets, and we believe we are well-positioned to benefit in the future from improving market conditions and rising values.

## Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Each of our critical accounting policies involves the use of estimates that require management to make judgments that are subjective in nature. Management relies on its experience, collects historical and current market data, and analyzes these assumptions in order to arrive at what it believes to be reasonable estimates. Under different conditions or assumptions, materially different amounts could be reported related to the accounting policies described below. Additionally, application of our accounting policies involves exercising judgments regarding assumptions as to future uncertainties. Actual results may differ from these estimates under different assumptions or conditions.

### *Basis of Presentation*

Our consolidated financial statements included in this annual report include the accounts of Hines REIT and the Operating Partnership (over which Hines REIT exercises financial and operating control) and the Operating Partnership's wholly-owned subsidiaries as well as the related amounts of noncontrolling interests. All intercompany balances and transactions have been eliminated in consolidation.

We evaluate the need to consolidate investments based on standards set forth by GAAP. Our joint ventures are evaluated based upon GAAP to determine whether or not the investment qualifies as a variable interest entity ("VIE"). If the investment qualifies as a VIE, an analysis is then performed to determine if we are the primary beneficiary of the VIE by reviewing a combination of qualitative and quantitative measures including analyzing the expected investment portfolio using various assumptions to estimate the net income from the underlying assets. The projected cash flows are then analyzed to determine whether or not we are the primary beneficiary by analyzing if we have both the power to direct the entity's significant economic activities and the obligation to absorb potentially significant losses or receive potentially significant benefits. In addition to this analysis, we also consider the rights and decision making abilities of each holder of variable interest entity. We will consolidate joint ventures that are determined to be variable interest entities for which we are the primary beneficiary. We will also consolidate joint ventures that are not determined to be variable interest entities, but for which we exercise significant influence over major operating decisions, such as approval of budgets, selection of property managers, asset management, investment activity and changes in financing.

Our investments in partially owned real estate joint ventures and partnerships are reviewed for impairment periodically if events or circumstances change indicating that the carrying amount of its investments may not be recoverable. In such an instance, we will record an impairment charge if we determine that a decline in the value of an investment below its fair value is other than temporary. Our analysis will be dependent on a number of factors, including the performance of each investment, current market conditions, and our intent and ability to hold the investment to full recovery. Based on our analysis of the facts and circumstances at each reporting period, no impairment was recorded related to our investments in partially owned real estate joint ventures and partnerships for the years ended December 31, 2011, 2010, and 2009. However, if market conditions deteriorate in the future and result in lower valuations or reduced cash flows of our investments, impairment charges may be recorded in future periods. See "Results of Operations — Our Interest in the Core Fund" for more information regarding an impairment charge recorded by the Core Fund during 2011.

### *Investment Property and Lease Intangibles*

Real estate assets that we own directly are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally

10 years for furniture and fixtures, 15-20 years for electrical and mechanical installations and 40 years for buildings. Major replacements that extend the useful life of the assets are capitalized and maintenance and repair costs are expensed as incurred.

Real estate assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison will be made of the current and projected operating cash flows of each property on an undiscounted basis to the carrying amount of such property. Such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset. Based on our analysis of the facts and circumstances, no impairment was recorded for the year ended December 31, 2011. During 2010 and 2009, we recorded impairment charges of approximately $811,000 and $3.4 million, respectively in connection with the sale of a land parcel. See "Cash Flows from Investing Activities — Sales of Investment Property" for additional information.

Management estimates the fair value of assumed mortgage notes payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the note's outstanding principal balance is amortized over the life of the mortgage note payable.

### *Deferred Leasing Costs*

Direct leasing costs, primarily consisting of third-party leasing commissions and tenant inducements, are capitalized and amortized over the life of the related lease. Tenant inducement amortization is recorded as an offset to rental revenue and the amortization of other direct leasing costs is recorded in amortization expense.

We consider a number of different factors to evaluate whether we or the lessee is the owner of the tenant improvements for accounting purposes. These factors include: 1) whether the lease stipulates how and on what a tenant improvement allowance may be spent; 2) whether the tenant or landlord retains legal title to the improvements; 3) the uniqueness of the improvements; 4) the expected economic life of the tenant improvements relative to the term of the lease; and 5) who constructs or directs the construction of the improvements. The determination of who owns the tenant improvements for accounting purposes is subject to significant judgment. In making that determination, we consider all of the above factors. No one factor, however, necessarily establishes any determination.

### *Revenue Recognition and Valuation of Receivables*

We are required to recognize minimum rent revenues on a straight-line basis over the terms of tenant leases, including rent holidays and bargain renewal options, if any. Revenues associated with tenant reimbursements are recognized in the period in which the expenses are incurred based upon the tenant's lease provision. Revenues related to lease termination fees are recognized at the time that the tenant's right to occupy the space is terminated and when we have satisfied all obligations under the lease and are included in other revenue in the accompanying consolidated statements of operations. To the extent our leases provide for rental increases at specified intervals, we will record a receivable for rent not yet due under the lease terms. Accordingly, our management must determine, in its judgment, to what extent the unbilled rent receivable applicable to each specific tenant is collectible. We review unbilled rent receivables on a quarterly basis and take into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.

In the event that the collectability of unbilled rent with respect to any given tenant is in doubt, we would be required to record an increase in our allowance for doubtful accounts or record a direct write-off of the specific rent receivable, which would have an adverse effect on our net income for the year in which the reserve is increased or the direct write-off is recorded and would decrease our total assets and shareholders' equity.

### *Treatment of Management Compensation, Expense Reimbursements and Operating Partnership Participation Interest*

We outsource management of our operations to the Advisor and certain other affiliates of Hines. Fees related to these services are accounted for based on the nature of the service and the relevant accounting literature. Fees for services performed that represent period costs of the Company are expensed as incurred. Such fees include acquisition fees and asset management fees paid to the Advisor and property management fees paid to Hines. In addition to cash payments for acquisition fees and asset management fees paid to the Advisor, an affiliate of the Advisor has received a profits interest in the Operating Partnership related to these services (the "Participation Interest"). As the percentage interest of the Participation Interest is adjusted, the value attributable to such adjustment is charged against earnings and a liability is recorded until it is repurchased for cash or converted into common shares of the Company. In addition, the liability is remeasured at fair value at each balance sheet date with related adjustments charged to earnings in accordance with GAAP. The fair value of the shares underlying the Participation Interest liability is determined based on the related redemption price in place as of each balance sheet date. The determination of the adjustment for the Participation Interest is subject to significant judgment.

The conversion and redemption features of the participation interest are accounted for in accordance with GAAP. Redemptions of the Participation Interest for cash will be accounted for as a reduction to the liability discussed above to the extent of such liability, with any additional amounts recorded as a reduction to equity. Conversions into common shares of the Company will be recorded as an increase to the outstanding common shares and additional paid-in capital accounts and a corresponding reduction in the liability discussed above. Redemptions and conversions of the Participation Interest will result in a corresponding reduction in the percentage attributable to the Participation Interest and will have no impact on the calculation of subsequent increases in the Participation Interest.

## Financial Condition, Liquidity and Capital Resources

### *General*

Our principal cash requirements are for property-level operating expenses, capital improvements and leasing costs, debt service, corporate-level general and administrative expenses, distributions and redemptions. We have four primary sources of capital for meeting our cash requirements:

- proceeds from our dividend reinvestment plan;
- debt financings, including secured or unsecured facilities;
- proceeds from the sale of our properties; and
- cash flow generated by our real estate investments and operations.

We are focused on maintaining a strong cash position and managing our capital needs. Historically, our operating cash needs were primarily met through cash flow generated by our properties and distributions from unconsolidated entities. However, due to the effects of the economic recession on commercial real estate fundamentals and the corresponding reduction in our net operating income in recent years, an increasing portion of our operating cash needs was met through the sale of our investment properties.

During the year ended December 31, 2011, we received proceeds of $128.7 million from the sale of Atrium on Bay, a mixed-use office and retail complex located in the Downtown North submarket of the central business district of Toronto, Canada. During the year ended December 31, 2010, we received proceeds of $141.9 million from the sale of three industrial properties in Brazil and a land parcel in Houston, Texas. Additionally, we are continually evaluating each of our investments to determine the appropriate time to sell assets in order to achieve attractive returns and provide additional liquidity to the Company.

The Core Fund has also sold interests in some of its investment properties in order to realize gains and provide it with additional liquidity. During the year ended December 31, 2011, the Core Fund received net proceeds of $198.5 million from the sale of Three First National Plaza, an office building located in the business and financial district of Chicago, Illinois and $189.9 million from the sale of a 49% noncontrolling interest in One North Wacker, an office building located in the West Loop submarket of Chicago's Central Business District in Chicago, Illinois.

*Mortgage Financing*

We have a $159.5 million mortgage loan expiring in 2012 and three mortgage loans expiring in 2013 with outstanding principal balances totaling $456.0 million. We expect to refinance these mortgages, but if we are unable to refinance or are required to make principal payments upon refinancing, we expect to use cash flows from operating activities, proceeds from the sale of other real estate investments or proceeds from our revolving line of credit. To the extent we are required to use these sources, we will have less cash available to fund distributions. During 2011, we refinanced two mortgage loans with an aggregate outstanding principal balance of $109.1 million and a weighted average interest rate of 6.2% with two mortgage loans with an aggregate outstanding principal balance of $120.0 million and a weighted average interest rate of 4.8%.

In addition to our expiring mortgage loans, we could be required to post additional collateral or provide certain leasing or capital guarantees under our secured credit facility with HSH Nordbank in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Cash Flows from Financing Activities — Debt Financings" below for additional information.

***Cash Flows from Operating Activities***

Our direct investments in real estate assets generate cash flow in the form of rental revenues, which are reduced by debt service, direct leasing costs and property-level operating expenses. Property-level operating expenses consist primarily of salaries and wages of property management personnel, utilities, cleaning, insurance, security and building maintenance costs, property management and leasing fees and property taxes. Additionally, we have incurred corporate-level debt service, general and administrative expenses, asset management and acquisition fees.

Net cash provided by operating activities was $8.6 million, $28.9 million and $69.0 million for the years ended December 31, 2011, 2010 and 2009, respectively. The decrease in the current year compared to prior periods is primarily due to increased leasing costs, which we have incurred as we continue to focus on maintaining our occupancy levels across the portfolio. Other items which also have negative effects on our operating cash flows are the impact of the sales of our Brazilian industrial properties during 2010 and Atrium on Bay in 2011 and adverse effects of the economic recession on commercial real estate fundamentals and the corresponding reduction in our operating results. To the extent we continue to sell properties, our operating cash flow will continue to decrease.

***Cash Flows from Investing Activities***

Net cash provided by investing activities was $129.3 million and $149.3 million for the years ended December 31, 2011 and 2010, respectively, compared to net cash used in investing activities of $108.9 million for the year ended December 31, 2009. During the years ended December 31, 2011 and 2010, cash flows from investing activities were primarily generated through sales of our properties. During the year ended December 31, 2009, cash used in investing activities primarily related to $106.1 million in collateral payments made to HSH Nordbank to rebalance our pooled mortgage facility, as described further below.

In addition, we have described certain other transactions below which may be helpful in understanding changes in our investing cash flows during the years ended December 31, 2011, 2010 and 2009.

*Sales of Investment Property*

On June 1, 2011, we sold Atrium on Bay, a mixed-use office and retail complex located in the Downtown North submarket of the central business district of Toronto, Canada. We acquired Atrium on Bay in February 2007 for 250.0 million CAD ($215.5 million USD, based on the exchange rate in effect on the date of acquisition). The contract sales price for Atrium on Bay was 344.8 million CAD ($353 million USD, based on the exchange rate in effect on the date of sale), exclusive of transaction costs. The net proceeds received from this sale were $128.7 million after transaction costs, assumption of related mortgage debt by the purchaser and local taxes.

In January 2010, we sold Distribution Park Araucaria and in April 2010, we sold Distribution Parks Elouveira and Vinhedo. The sale of these properties resulted in gains due to the strengthening of the Brazilian Real (BRL).These properties were acquired in December 2008 for a contract purchase price of $114.9 million (269.9 million BRL translated at a rate of R$2.349 per USD on the date of the transaction). The sales price of Distribution Park Araucaria was $38.4 million (69.9 million BRL translated at a rate of R$1.818 per USD on the date of the transaction) and the sales price for Distribution Parks Elouveira and Vinhedo was $102.5 million (181.0 million BRL translated at a rate of R$1.765 per USD). Net proceeds received after taxes and expenses were $130.1 million.

On September 14, 2010, we sold a land parcel located in Houston, Texas, which was acquired in connection with our purchase of Williams Tower. The sales price of the land parcel was $12.8 million. Net proceeds received after closing costs and fees were $11.8 million.

In December 2009, we sold a land parcel located in Redmond, Washington which was acquired in connection with our purchase of the Laguna Buildings. We received $1.2 million as compensation for this transaction, which was recorded in proceeds from sale of land and improvements in the accompanying statement of cash flows for the year ended December 31, 2009.

*Other Investing Cash Flows*

We have made investments in and receive distributions from our unconsolidated entities. Distributions up to our equity in earnings for the period are recorded in cash flows from operating activities. Distributions from our unconsolidated entities are recorded in cash flows from investing activities to the extent that they exceed our equity in earnings for the period. During the year ended December 31, 2009, we made an additional $23.1 million contribution relating to our investment in Weingarten to acquire the remaining four properties in our Grocery-Anchored Portfolio.

During the years ended December 31, 2011, 2010 and 2009, respectively, we had cash outflows related to investments in property of $8.5 million, $5.0 million and $8.6 million primarily as a result of capital expenditures at our properties. During the year ended December 31, 2009 we had net cash inflows of $1.2 million for master leases entered into in connection with our acquisitions. We received no such payments subsequent to December 31, 2009.

During the fourth quarter of 2009, we made collateral payments totaling $106.1 million to HSH Nordbank in order to rebalance the collateral for the properties under the Company's pooled mortgage facility. The increase in the cash collateral since that time is due to interest earned on these payments, which accrue to us and is reflected as an increase in the balance. In May 2011, we replaced the HSH Nordbank Collateral deposit with a letter of credit from the Bank of Montreal. As collateral for the letter of credit, the Company posted a cash deposit of $107.0 million with the Bank of Montreal, which is classified as restricted cash in the consolidated balance sheet.

The decrease in restricted cash during 2010 compared to 2009 was primarily related to escrows required by the mortgage for Airport Corporate Center, which were eliminated as part of the refinancing of its mortgage debt.

See "Cash Flows from Financing Activities — Debt Financings" in this section for additional information. Additionally, during the year ended December 31, 2009, we had an increase in restricted cash primarily related to rent held in escrow of $10.7 million at one of our properties required by its mortgage agreement to be restricted as of year-end, which was subsequently released.

***Cash Flows from Financing Activities***

*Public Offerings*

During the years ended December 31, 2010 and 2009, respectively, we raised proceeds of $1.6 million and $250.4 million, excluding proceeds from the dividend reinvestment plan. The decrease in proceeds received in 2010 was caused by our board of directors' decision to cease new sales of primary shares through the Third Offering effective January 1, 2010.

We funded redemptions of $11.7 million for the year ended December 31, 2011 compared to $9.7 million and $152.5 million, respectively, for the years ended December 31, 2010 and 2009. The decrease in 2011 and 2010 is a result of our board of directors' decision on November 30, 2009 to suspend our share redemption program with the exception of redemption requests made in connection with the death or disability of a stockholder.

*Payment of Offering Costs*

In addition to making investments in accordance with our investment objectives, we have used our capital resources to pay Hines Securities, Inc. (the "Dealer Manager") and the Advisor for services they provided to us during the various phases of our offerings and operations. Pursuant to the terms of the Third Offering, we were not obligated to pay organizational and offering costs related to the Third Offering, other than selling commissions and the dealer manager fee. As a result, we did not incur or pay any organizational or offering costs related to the Third Offering during 2009. Under a new advisory agreement executed July 1, 2010, we agreed to reimburse the Advisor for any offering-related issuer costs that it incurs on our behalf. The costs incurred related to the DRP Offering have not been substantial.

During the year ended December 31, 2011 and 2010, we paid offering costs of approximately $63,000 and $320,000, respectively. During the year ended December 31, 2009, we paid offering costs of $21.5 million, which primarily included selling commissions and dealer manager fees paid to the Dealer Manager in relation to the Third Offering, which was terminated effective January 1, 2010.

*Distributions*

In order to meet the requirements for being treated as a REIT under the Internal Revenue Code of 1986 and to pay regular cash distributions to our shareholders, which is one of our investment objectives, we have declared and expect to continue to declare distributions to shareholders (as authorized by our board of directors) as of daily record dates and aggregate and pay such distributions quarterly. With the authorization of its board of directors, we have declared distributions monthly and aggregated and paid such distributions quarterly. We intend to continue this distribution policy for so long as our board of directors decides this policy is in our best interests. Beginning July 1, 2010, the annual distribution rate was decreased from $0.00165699 to $0.00138082 per share, per day, which represented a change in the annualized distribution rate from 6% to 5% (based on our prior primary offering price of $10.08 per share). With the authorization of our board of directors, we have continued to declare distributions in the amount of $0.00138082 per share, per day through April 30, 2012, which represents an annual distribution rate of 6.5%, based on our new estimated share value of $7.78, determined on May 24, 2011 (assuming the current distribution rate is maintained for a twelve-month period).

With respect to the $0.00138082 per share, per day distributions declared for July 2011 through April 2012, $0.00041425 of the per share, per day distributions were or will be designated by us as special distributions which represent a return of a portion of the shareholders' invested capital and, as such, reduce their remaining investment in the Company. The special distributions were or will be funded with a portion of the proceeds from sales of investment property. The above designations of a portion of the distributions as special distributions does not impact the tax treatment of the distributions to our shareholders. The remaining 70% of our distributions was or will be paid from funds generated by our operations.

In addition, for the period from July 1, 2011 through December 31, 2012, our Advisor has agreed to waive a portion of its monthly cash asset management fee such that the fee will be reduced from 0.0625% to 0.0417% (0.75% to 0.50% on an annual basis) of the net equity capital we have invested in real estate investments as of the end of each month. As a result of the waiver of these fees, cash flow from operations that would have been paid to the Advisor will be available to pay distributions to shareholders. This fee waiver is not a deferral and accordingly, these fees will not be paid to the Advisor in cash at any time in the future.

The table below outlines our total distributions declared to shareholders and noncontrolling interests for each of the years ended December 31, 2011, 2010 and 2009, including the breakout between the distribution paid in cash and those reinvested pursuant to our dividend reinvestment plan (all amounts are in thousands).

| | Shareholders | | | Noncontrolling Interests |
|---|---|---|---|---|
| **Year Ended** | **Cash Distributions** | **Distributions Reinvested** | **Total Declared** | **Total Declared** |
| December 31, 2011 ..... | $64,734 | $48,890 | $113,624 | $5,014 |
| December 31, 2010 ..... | $64,165 | $58,183 | $122,348 | $4,524 |
| December 31, 2009 ..... | $62,365 | $66,838 | $129,203 | $4,065 |

For the year ended December 31, 2011 and 2010, we funded our cash distributions with cash flows from operating activities, distributions received from our unconsolidated investments and proceeds from the sales of our real estate investments. For the years ended December 31, 2009, we funded our cash distributions with cash flows from operating activities and distributions received from our unconsolidated entities.

*Debt Financings*

We use debt financing from time to time for property improvements, tenant improvements, leasing commissions and other working capital needs. Most of our debt is in the form of secured mortgage loans, which we entered into at the time each real estate asset was acquired. As of December 31, 2011 our debt financing had a weighted average interest rate of 5.6% (including the effect of interest rate swaps) compared to a weighted average interest rate of 5.7% (including the effect of interest rate swaps) as of December 31, 2010. Additionally, as of December 31, 2011 our portfolio was approximately 55% leveraged compared with 59% and 58% leveraged, at December 31, 2010 and 2009, respectively. This leverage percentage is calculated using the estimated aggregate value of our real estate investments (including our pro rata share of real estate assets through our investments in other entities such as the Core Fund), cash and cash equivalents and restricted cash on hand as of that date.

In August 2011, we executed a mortgage agreement with John Hancock Life Insurance Company (USA) to refinance Airport Corporate Center's $65.0 million mortgage. The new mortgage is a 10-year, $79.0 million mortgage with a fixed rate of 5.14%. The mortgage requires interest payments for the first two years, at which time the mortgage begins amortizing until its maturity. Previously in March 2010, we refinanced Airport Corporate Center's $77.9 million mortgage with a $65.0 million mortgage with Westdeutsche Immobilienbank AG.

In August 2011, the Company executed a mortgage agreement with Metropolitan Life Insurance Company and retired an existing $45.0 million note payable that was secured by our interest in 1515 S. Street. The new mortgage is an amortizing five year, $41.0 million loan with a fixed rate of 4.25% and is secured by our interest in 1515 S. Street.

During the year ended December 31, 2011, we received debt proceeds of $43.0 million and made payments of $43.0 million related to borrowings under our revolving credit facility. Additionally, during the year ended December 31, 2010, we received debt proceeds of $29.0 million and made payments of $90.5 million related to borrowings under our revolving credit facility. We used proceeds from our revolving credit facility to make capital contributions related to our properties and fund general working capital needs. Our revolving credit facility expired in October 2010 and we did not exercise our option to extend this facility. We entered into a new $45.0 million revolving line of credit with KeyBank on February 3, 2011. This facility (as amended) provided for an original expiration date of August 3, 2011, subject to an extension at the Company's election for an additional 18-month period. On August 2, 2011, we exercised our option to extend the maturity date to February 3, 2013.

As of December 31, 2011, we had $520.0 million outstanding under a secured credit facility with HSH Nordbank. HSH Nordbank has the right to have the properties serving as collateral under this credit facility appraised every two years. Should the aggregate outstanding principal amounts under this facility exceed 55% of the lender's appraised values, we must rebalance through making a partial payment or providing additional collateral to eliminate such excess. Subject to this requirement in 2009, we posted additional cash collateral of approximately $106.1 million to rebalance the collateral for the properties under this credit facility which is included in additional cash collateral on notes payable in the consolidated statement of cash flows. This cash collateral was primarily funded with a borrowing under our revolving credit facility. If real estate values decline in the future, the Company could be required to pay additional amounts to rebalance the collateral for the properties under this credit facility.

During the year ended December 31, 2009, we received debt proceeds of $290.0 million and made payments of $244.5 million related to borrowings under our revolving credit facility. In addition, we made a principal payment of $13.1 million to reduce the outstanding principal balance of the original Airport Corporate Center loan and made $1.0 million of debt payments related to amortizing loans at certain of our properties.

## Results of Operations

***Year ended December 31, 2011 compared to the year ended December 31, 2010***

### Results for our Directly-Owned Properties

We owned 21 properties directly that were 86% leased as of December 31, 2011 compared to 22 properties that were 89% leased as of December 31, 2010. The following table presents the same store property-level revenues and expenses for the year ended December 31, 2011, as compared to the same period in 2010. Please note the following analysis excludes the activity of Atrium on Bay for both periods which was sold during 2011 and our Brazilian properties sold in 2010. All amounts are in thousands, except for percentages:

| | Years Ended December 31, | | Change | |
|---|---|---|---|---|
| | 2011 | 2010 | $ | % |
| **Property revenues in excess of expenses** | | | | |
| Property revenues | $278,332 | $290,545 | $(12,213) | (4.2)% |
| Less: property expenses(1) | 116,856 | 118,516 | (1,660) | (1.4)% |
| **Total property revenues in excess of expenses** | $161,476 | $172,029 | $(10,553) | (6.1)% |
| **Other** | | | | |
| Depreciation and amortization | $ 92,518 | $102,012 | $ (9,494) | (9.3)% |
| Other losses, net | $ — | $ 802 | $ (802) | (100.0)% |
| Interest expense | $ 81,207 | $ 80,889 | $ 318 | 0.4 % |
| Interest income | $ 514 | $ 270 | $ 244 | 90.4 % |
| Income tax expense | $ 494 | $ 543 | $ (49) | (9.0)% |

(1) Property expenses include property operating expenses, real property taxes and property management fees.

Property revenues from the operations of our properties for the year ended December 31, 2011 declined as compared to the same period in 2010 as a result of the following:

1) Decrease of $4.6 million due to out-of-market lease amortization. Out-of-market lease amortization was an increase to revenue of $7.6 million in 2011 compared to $12.2 million in 2010 resulting from fully amortized lease intangibles.

2) Decrease of $4.2 million due to tenant inducement amortization. Tenant inducement amortization was a decrease to revenue of $12.3 million in 2011 compared to $8.1 million in 2010.

3) Decrease due to the adverse effects of the economic recession on commercial real estate fundamentals. For example, decreases in tenant demand and leasing velocity have led to declining rental rates and increased tenant incentives on lease renewals. Additionally, we have also experienced increases in tenant defaults. See "Economic Update" for additional information regarding the effects of the economy on our real estate portfolio.

Depreciation and amortization decreased during the year ended December 31, 2011 as compared to the same period in 2010 due to fully amortized in-place lease intangibles.

Additionally, we are continually evaluating each of our investments to determine the ideal time to sell assets in order to achieve attractive total returns and provide additional liquidity to the Company. As a result of future potential disposals and other factors, our results of operations for the year ended December 31, 2011 could differ from our results of operations in future periods.

*Discontinued Operations*

On January 22, 2010, we sold Distribution Park Araucaria, an industrial property located in Curitiba, Brazil, which we acquired in December 2008. The sales price was $38.4 million (69.9 million BRL translated at a rate of R$1.818 per USD). In connection with the sale of Distribution Park Araucaria, we incurred a disposition fee payable to our Advisor of approximately $384,000.

On April 22, 2010, we sold Distribution Parks Elouveira and Vinhedo, two industrial properties located in Sao Paolo, Brazil, which we acquired in December 2008. The collective sales price for both properties was $102.5 million (181.0 million BRL translated at a rate of R$1.765 per USD on the date of the transaction). In connection with the sale of Distribution Parks Elouveira and Vinhedo we incurred a disposition fee payable to our Advisor of $1.0 million.

On June 1, 2011, we sold Atrium on Bay, a mixed-use office and retail complex located in the Downtown North submarket of the central business district of Toronto, Canada, which we acquired in February 2007. The contract sales price for Atrium on Bay was $344.8 million CAD ($353 million USD, based on the exchange rate in effect on the date of sale). We acquired Atrium on Bay in February 2007 for 250.0 million CAD ($215.5 million USD, based on the exchange rate in effect on the date of acquisition).

The results of operations of Distribution Parks Araucaria, Elouveira, Vinhedo and Atrium on Bay and the gain realized on these properties for the years ended December 31, 2011 and 2010 were as follows:

| | 2011 | 2010 |
|---|---|---|
| | (In thousands) | |
| **Revenues:** | | |
| Rental revenue | $ 17,298 | $ 42,223 |
| Other revenue | 2,365 | 5,443 |
| Total revenues | 19,663 | 47,666 |
| **Expenses:** | | |
| Property operating expenses | 5,332 | 12,171 |
| Real property taxes | 4,225 | 9,800 |
| Property management fees | 475 | 1,111 |
| Depreciation and amortization | 3,770 | 9,772 |
| Total expenses | 13,802 | 32,854 |
| Income from discontinued operations before interest income, taxes and gain on sale | 5,861 | 14,812 |
| Interest expense | (4,426) | (10,103) |
| Interest income | 33 | 119 |
| (Provision) benefit for income taxes | 75 | (320) |
| Income from discontinued operations | 1,543 | 4,508 |
| Gain on sale of discontinued operations | 107,241 | 22,537 |
| **Income from discontinued operations** | $108,784 | $ 27,045 |

## Results for our Indirectly-Owned Properties

### *Our Interest in the Core Fund*

As of December 31, 2011, we owned a 27.5% non-managing general partner interest in the Core Fund, which held interests in 23 properties that were 87% leased. As of December 31, 2010, we owned a 26.8% non-managing general partner interest in the Core Fund, which held interests in 24 properties that were 87% leased. Our equity in losses related to our investment in the Core Fund for the year ended December 31, 2011 was $7.5 million compared to equity in earnings of $2.7 million for the year ended December 31, 2010. The change in our equity in earnings (losses) for the year ended December 31, 2011 primarily resulted from our portion of an impairment charge recorded at five of the Core Fund's properties located in suburban Sacramento ($18.0 million) offset by our portion of a gain on the sale of Three First National Plaza during the third quarter of 2011 ($20.5 million) and our portion of a gain on the sale of 600 Lexington Avenue during the second quarter of 2010 ($12.5 million). Each of these is described further below.

On August 26, 2011, the Core Fund sold Three First National Plaza, an office building located in Chicago, Illinois, which it acquired in March 2005 for a contract purchase price of $245.3 million. The contract sales price was $344.0 million. As a result of the sale, the Core Fund recognized a gain on sale of $114.1 million. We recognized a gain of $20.5 million in relation to this sale, which is included in equity in earnings (losses) of unconsolidated entities, net in the consolidated statements of operations.

During the second quarter of 2011, the Core Fund recorded an impairment loss of $101.1 million related to five of its properties located in suburban Sacramento. The Company's pro rata share of this loss was approximately $18.0 million which has been included in equity in earnings losses for the year ended December 31, 2011.

On May 22, 2010, the Core Fund sold 600 Lexington, an office property located in New York, New York, which it acquired in February 2004 for a contract purchase price of $91.6 million. The contract sales price was $193.0 million. As a result of the sale, the Core Fund recognized a gain on sale of $106.8 million. We recognized a gain of $12.5 million in relation to this sale, which was included in equity in earnings (losses) of unconsolidated entities, net in the consolidated statement of operations.

Additionally, on December 9, 2011, the Core Fund sold a 49% interest in One North Wacker, an office building located in Chicago, Illinois, which it acquired in March 2008 for a contract purchase price of $540.0 million. The contract sales price for a 49% interest in One North Wacker was $298.9 million. The Core Fund did not recognize a gain or loss on the sale due to the carrying amount of the noncontrolling interest being adjusted to reflect the change in ownership of One North Wacker.

### *Our Interest in the Grocery-Anchored Portfolio*

We own a 70% non-managing interest in the Grocery-Anchored Portfolio, a portfolio of 12 grocery-anchored shopping centers located in five states primarily in the southeastern United States. Our equity in losses related to our investment in the Grocery-Anchored Portfolio for the year ended December 31, 2011 was approximately $9,000. Our equity in earnings related to our investment in the Grocery-Anchored Portfolio for the year ended December 31, 2010 was approximately $287,000.

### *Our Interest in Distribution Park Rio*

We own a 50% non-managing interest in Distribution Park Rio, an industrial property located in Rio de Janeiro, Brazil. Our equity in earnings related to our investment in Distribution Park Rio for the years ended December 31, 2011 and 2010 was $2.4 million and $2.5 million, respectively.

## CORPORATE-LEVEL ACTIVITIES

Corporate-level activities include results related to derivative instruments, asset management and acquisition fees, general and administrative expenses as well as other expenses which are not directly related to our property operations.

### *Derivative Instruments*

We have entered into several interest rate swap transactions with HSH Nordbank as economic hedges against the variability of future interest rates on our variable interest rate borrowings. We have not designated any of these contracts as cash flow hedges for accounting purposes. The interest rate swaps have been recorded at their estimated fair value in the accompanying consolidated balance sheets as of December 31, 2011 and 2010. The losses on derivative instruments recorded during the years ended December 31, 2011 and 2010 is the result of changes in the fair value of interest rate swaps during each period.

We recorded losses of $24.6 million and $18.5 million for the years ended December 31, 2011 and 2010, respectively. The increase in losses is due to changes in the values of our interest rate swaps. We expect to hold the underlying investments to their maturities; therefore, the amount currently reflected is not necessarily indicative of the ultimate cash that will be paid out at the maturity date of our interest rate swaps.

In addition, we entered into a foreign currency swap in February 2010 in relation to our sale of Distribution Park Araucaria. We recognized a loss of approximately $110,000 related to this swap, which was recorded in income from discontinued operations in our consolidated statement of operations. See "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" included elsewhere in this Annual Report on Form 10-K for additional information regarding certain risks related to our derivatives, such as the risk of counterparty non-performance.

### *Other Corporate-level Activities*

The tables below provide detail relating to our asset management and acquisition fees and general and administrative expenses for the years ended December 31, 2011 and 2010. All amounts in thousands, except percentages:

| | Years Ended December 31, | | Change | |
|---|---|---|---|---|
| | 2011 | 2010 | $ | % |
| Asset Management and Acquisition Fees | $16,173 | $30,544 | $(14,371) | (47.1)% |
| General and Administrative Expenses | 6,740 | 6,925 | (185) | (2.7)% |

We pay monthly asset management fees to our Advisor based on the amount of net equity capital invested in real estate investments and pay acquisition fees to our Advisor based on the purchase prices of our real estate investments. Prior to July 1, 2011, the asset management fees were earned by the Advisor monthly in an amount equal to 0.0625% of the net equity capital we have invested in real estate investments as of the end of each month. For the period July 1, 2011 through December 31, 2012, our Advisor agreed to waive a portion of its monthly cash asset management fee such that the fee will be reduced from 0.0625% to 0.0417% (0.75% to 0.50% on an annual basis) of the net equity capital we have invested in real estate investments as of the end of each month, resulting in a reduction to asset management fees for year ended 2011.

In addition, we record a liability related to the Participation Interest component of these fees, which is based on the estimated settlement value in the accompanying consolidated balance sheets and remeasured at fair value at each balance sheet date. The fair value of the Operating Partnership interest underlying the Participation Interest liability is determined based on the redemption price in place under the Company's share redemption program as of each balance sheet date. Adjustments required to remeasure this liability at fair value are included in asset management and acquisition fees in the accompanying consolidated statements of operations (see Critical Accounting Policies — Treatment of Management Compensation, Expense Reimbursements and Operating Partnership Participation Interest for additional information regarding the participation interest).

As described previously in this report, on May 24, 2011, the board of directors established a new estimated value per share and new per share redemption price of $7.78, which was reduced from the prior redemption price of $9.15. Accordingly, the fair value of the Participation Interest liability as of June 30, 2011 was reduced by $12.2 million, resulting in a reduction of the asset management fee expense for the year ended December 31, 2011.

General and administrative expenses include legal and accounting fees, insurance costs, costs and expenses associated with our board of directors and other administrative expenses.

### *Net Income Attributable to Noncontrolling Interests*

As of December 31, 2011 and 2010, affiliates of Hines owned 4.6% and 3.9% interests, respectively, in the Operating Partnership. As a result, we allocated income of approximately $5.0 million and $4.5 million, respectively, to the holders of these noncontrolling interests for the years ended December 31, 2011 and 2010.

*Year ended December 31, 2010 compared to the year ended December 31, 2009*

**Results for our Directly-Owned Properties**

We owned 22 properties directly that were 89% leased as of December 31, 2010 compared to 25 properties that were 91% leased as of December 31, 2009. The following table presents the same store property-level revenues and expenses for the year ended December 31, 2010, as compared to the same period in 2009. Please note the following analysis excludes the activity of three properties which were sold during 2010 and Atrium on Bay which was sold in 2011. All amounts are in thousands, except for percentages:

| | Years Ended December 31, | | Change | |
|---|---|---|---|---|
| | 2010 | 2009 | $ | % |
| **Property revenues in excess of expenses** | | | | |
| Property revenues | $290,545 | $316,892 | $(26,347) | (8.3)% |
| Less: property expenses(1) | 118,516 | 126,960 | (8,444) | (6.7)% |
| **Total property revenue in excess of expenses** | $172,029 | $189,932 | $(17,903) | (9.4)% |
| **Other** | | | | |
| Depreciation and amortization | $102,012 | $111,255 | $ (9,243) | (8.3)% |
| Other losses, net | $ 802 | $ 3,441 | $ (2,639) | (76.7)% |
| Interest expense | $ 80,889 | $ 82,371 | $ (1,482) | (1.8)% |
| Interest income | $ 270 | $ 401 | $ (131) | (32.7)% |
| Income tax expense | $ 543 | $ 550 | $ (7) | (1.3)% |

(1) Property expenses include property operating expenses, real property taxes and property management fees.

Revenues from the operations of our properties for the year ended December 31, 2010 declined as compared to the same period in 2009 as a result of the following:

1) Decrease of $3.1 million due to tenant inducement amortization. Tenant inducement amortization was a decrease to revenue of $8.1 million in 2010 compared to $5.0 million in 2009.

2) Decrease due to the adverse effects of the economic recession on commercial real estate fundamentals. For example, decreases in tenant demand and leasing velocity have led to declining rental rates and increased tenant incentives on lease renewals. We have also experienced increases in tenant defaults, which have negatively impacted our revenues between the periods.

The decrease in property expenses is primarily due to property taxes, which decreased in 2010 as a result of lower property valuations.

Depreciation and amortization decreased during the year ended December 31, 2010 as compared to the same period in 2009 due to fully amortized in-place lease intangibles.

*Sales of Investment Property*

In January 2009, we entered into possession and use agreements with the City of Redmond, Washington, related to a portion of the land owned in connection with the Laguna Buildings, which gave the city immediate use and possession of the land until final terms of the sale were determined and title transferred in December 2009. We received $1.2 million as compensation for this transaction which was recorded in proceeds from sale of land and improvements in the accompanying statement of cash flows. This transaction resulted in a gain of $612,000, which is reflected in "Gain on sale of real estate" in the accompanying consolidated statement of operations.

In October 2009, we entered into an agreement with an unaffiliated third party to sell a land parcel we acquired in connection with our acquisition of Williams Tower in May 2008. We recorded an impairment charge of $3.4 million in 2009 based on the expected sale price specified in the executed sale agreement. On September 14, 2010, we sold the land parcel for $12.8 million and recorded an impairment charge of approximately $811,000 in the period of sale based on the net sales price. The impairment charges for both periods are included in other losses in the accompanying consolidated statements of operations. No impairment charges were recorded during the year ended December 31, 2010 other than the impairment charge described above.

*Discontinued Operations*

On January 22, 2010, we sold Distribution Park Araucaria, an industrial property located in Curitiba, Brazil, which we acquired in December 2008. The sales price was $38.4 million (69.9 million BRL translated at a rate of R$1.818 per USD). In connection with the sale of Distribution Park Araucaria, we incurred a disposition fee payable to our Advisor of approximately $384,000.

On April 22, 2010, we sold Distribution Parks Elouveira and Vinhedo, two industrial properties located in Sao Paolo, Brazil, which we acquired in December 2008. The collective sales price for both properties was $102.5 million (181.0 million BRL translated at a rate of R$1.765 per USD on the date of the transaction). In connection with the sale of Distribution Parks Elouveira and Vinhedo we incurred a disposition fee payable to our Advisor of $1.0 million.

On June 1, 2011, we sold Atrium on Bay, a mixed-use office and retail complex located in the Downtown North submarket of the central business district of Toronto, Canada, which we acquired in February 2007. The contract sales price for Atrium on Bay was $344.8 million CAD ($353 million USD, based on the exchange rate in effect on the date of sale). We acquired Atrium on Bay in February 2007 for 250.0 million CAD ($215.5 million USD, based on the exchange rate in effect on the date of acquisition).

The results of operations of Distribution Parks Araucaria, Elouveira, Vinhedo and Atrium on Bay and the gain realized on these dispositions for the years ended December 31, 2010 and 2009 were as follows:

| | 2010 | 2009 |
|---|---|---|
| | (In thousands) | |
| **Revenues:** | | |
| Rental revenue | $ 42,223 | $48,763 |
| Other revenue | 5,443 | 4,166 |
| Total revenues | 47,666 | 52,929 |
| **Expenses:** | | |
| Property operating expenses | 12,171 | 10,643 |
| Real property taxes | 9,800 | 8,804 |
| Property management fees | 1,111 | 1,098 |
| Depreciation and amortization | 9,772 | 14,816 |
| Total expenses | 32,854 | 35,361 |
| Income from discontinued operations before interest income, taxes and gain on sale | 14,812 | 17,568 |
| Interest expense | (10,103) | (9,167) |
| Interest income | 119 | 71 |
| Income taxes | (320) | (1,543) |
| Income from discontinued operations | 4,508 | 6,929 |
| Gain on sale of discontinued operations | 22,537 | — |
| **Income from discontinued operations** | $ 27,045 | $ 6,929 |

### Results for our Indirectly-Owned Properties

***Our Interest in the Core Fund***

As of December 31, 2010, we owned a 26.8% non-managing general partner interest in the Core Fund, which held interests in 24 properties that were 87% leased. As of December 31, 2009, we owned a 28.7% non-managing general partner interest in the Core Fund, which held interests in 25 properties that were 88% leased. Our equity in earnings related to our investment in the Core Fund for the year ended December 31, 2010 was $2.7 million compared to equity in losses of $11.0 million for the year ended December 31, 2009. The increase in our equity in earnings of the Core Fund in 2010 primarily resulted from our portion of a $108.8 million gain on the Core Fund's sale of 600 Lexington.

***Our Interest in the Grocery-Anchored Portfolio***

We own a 70% non-managing interest in the Grocery-Anchored Portfolio, a portfolio of 12 grocery-anchored shopping centers located in five states primarily in the southeastern United States. Our equity in earnings related to our investment in the Grocery-Anchored Portfolio for the years ended December 31, 2010 and 2009 was approximately $287,000 and $129,000, respectively.

***Our Interest in Distribution Park Rio***

We own a 50% non-managing interest in Distribution Park Rio, an industrial property located in Rio de Janeiro, Brazil. Our equity in earnings related to our investment in Distribution Park Rio for the years ended December 31, 2010 and 2009 was $2.5 million and $2.1 million, respectively.

## CORPORATE-LEVEL ACTIVITIES

Corporate-level activities include results related to derivative instruments, asset management and acquisition fees, general and administrative expenses as well as other expenses which are not directly related to our property operations.

***Derivative Instruments***

We have entered into several interest rate swap transactions with HSH Nordbank as economic hedges against the variability of future interest rates on our variable interest rate borrowings. We have not designated any of these contracts as cash flow hedges for accounting purposes. The interest rate swaps have been recorded at their estimated fair value in the accompanying consolidated balance sheets as of December 31, 2010 and 2009. The gain or loss on derivative instruments recorded during the years ended December 31, 2010 and 2009 is the result of changes in the fair value of interest rate swaps during each period.

We recorded losses of $18.5 million for the year ended December 31, 2010 compared to gains of $49.3 million for the year ended December 31, 2009. The increase in losses is due to changes in the values of our interest rate swaps.

In addition, we entered into a foreign currency swap in February 2010 in relation to our sale of Distribution Park Araucaria. We recognized a loss of approximately $110,000 related to this swap, which was recorded in income from discontinued operations in our consolidated statement of operations. See "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" included elsewhere in this Annual Report on Form 10-K for additional information regarding certain risks related to our derivatives, such as the risk of counterparty non-performance.

### *Other Corporate-level Activities*

The tables below provide detail relating to our asset management and acquisition fees and general and administrative expenses for the years ended December 31, 2010 and 2009. All amounts in thousands, except percentages:

| | Years Ended December 31, | | Change | |
|---|---|---|---|---|
| | 2010 | 2009 | $ | % |
| Asset Management and Acquisition Fees | $30,544 | $27,984 | $2,560 | 9.1% |
| General and Administrative Expenses | 6,925 | 6,108 | 817 | 13.4% |

We pay monthly asset management fees to our Advisor based on the amount of net equity capital invested in real estate investments and pay acquisition fees to our Advisor based on the purchase prices of our real estate investments. A portion of these fees is paid in cash and the remainder is satisfied through the participation interest (see Management's Discussion and Analysis — Critical Accounting Policies — Treatment of Management Compensation, Expense Reimbursements and Operating Partnership Participation Interest for additional information regarding the participation interest). The change in asset management and acquisition fees for the year ended December 31, 2010 is primarily due to a $2.6 million reduction of asset management and acquisition fees for the year ended December 31, 2009, resulting from fair value adjustments of the Participation Interest liability recorded during 2009.

General and administrative expenses include legal and accounting fees, insurance costs, costs and expenses associated with our board of directors and other administrative expenses. The increase in general and administrative expenses for the year ended December 31, 2010, was primarily due to expenses incurred in relation to a potential equity offering that we decided not to pursue.

### *Net Income Attributable to Noncontrolling Interests*

As of December 31, 2010 and 2009, affiliates of Hines owned 3.9% and 3.3% interests, respectively, in the Operating Partnership. As a result, we allocated income of approximately $4.5 million and $4.1 million, respectively, to the holders of these noncontrolling interests for the years ended December 31, 2010 and 2009.

### *Funds from Operations and Modified Funds from Operations*

Funds from Operations ("FFO") is a non-GAAP financial performance measure defined by the National Association of Real Estate Investment Trusts ("NAREIT") widely recognized by investors and analysts as one measure of operating performance of a real estate company. FFO excludes items such as real estate depreciation and amortization and gains and losses on the sale of real estate assets. Depreciation and amortization, as applied in accordance with GAAP, implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, it is management's view, and we believe the view of many industry investors and analysts, that the presentation of operating results for real estate companies by using the historical cost accounting alone is insufficient. In addition, FFO excludes gains and losses from the sale of real estate and impairment charges related to depreciable real estate assets and in-substance real estate equity investments, which we believe provides management and investors with a helpful additional measure of the historical performance of our real estate portfolio, as it allows for comparisons, year to year, that reflect the impact on operations from trends in items such as occupancy rates, rental rates, operating costs, general and administrative expenses and interest costs.

In addition to FFO, management uses modified funds from operations ("MFFO") as defined by the Investment Program Association ("IPA") as a non-GAAP supplemental financial performance measure to evaluate our operating performance. MFFO includes funds generated by the operations of our real estate investments and funds used in our corporate-level operations. MFFO is based on FFO, but includes certain additional adjustments which we believe are appropriate. Some of these adjustments relate to changes in the accounting and reporting rules under GAAP that have been put into effect since the establishment of NAREIT's definition of FFO. These changes have prompted a significant increase in the magnitude of non-cash and non-operating items included in FFO, as defined. Such items include amortization of out-of-market lease intangible assets and liabilities and certain tenant incentives, the effects of straight-line rent revenue recognition, fair value adjustments to derivative instruments that do not qualify for hedge accounting treatment and certain other items as described in the footnotes below. Management uses MFFO to evaluate the financial performance of our investment portfolio. In addition, management uses MFFO to evaluate and establish our distribution policy and the sustainability thereof. Further, we believe MFFO is one of several measures that may be useful to investors in evaluating the potential performance of our portfolio.

MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO.

FFO and MFFO should not be considered as alternatives to net income (loss) or to cash flows from operating activities, but rather should be reviewed in conjunction with these and other GAAP measurements. In addition, FFO and MFFO are not intended to be used as liquidity measures indicative of cash flow available to fund our cash needs. Please see the limitations listed below associated with the use of MFFO:

- MFFO excludes gains (losses) related to changes in estimated values of derivative instruments related to our interest rate swaps. Although we expect to hold these instruments to maturity, if we were to settle these instruments currently, it would have an impact on our operating performance.
- MFFO excludes impairment charges related to long-lived assets that have been written down to current market valuations. Although these losses are included in the calculation of net income (loss), we have excluded them from MFFO because we believe doing so more appropriately presents the operating performance of our real estate investments on a comparative basis.
- Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.
- Our business is subject to volatility in the real estate markets and general economic conditions, and adverse changes in those conditions could have a material adverse impact on our business, results of operations and MFFO. Accordingly, the predictive nature of MFFO is uncertain and past performance may not be indicative of future results.

The table below summarizes FFO and MFFO for the years ended December 31, 2011, 2010 and 2009 and provides a reconciliation of such non-GAAP financial performance measures to our net income (loss) for the periods then ended (in thousands). Please note we have revised the presentation of MFFO for the year ended December 31, 2009 to be consistent the definition of MFFO adopted by the IPA in November 2010.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Net income (loss) | $ 43,914 | $ (35,383) | $ 6,685 |
| Depreciation and amortization(1) | 96,289 | 111,784 | 126,071 |
| Gain on sale of investment property(2) | (107,241) | (22,562) | (612) |
| Adjustments to equity in earnings (losses) from unconsolidated entities, net(3) | 52,172 | 26,652 | 39,269 |
| Adjustments for noncontrolling interests(4) | (3,550) | (2,962) | (5,203) |
| Funds from operations | 81,584 | 77,529 | 166,210 |
| (Gain) loss on derivative instruments(5) | 24,590 | 18,525 | (49,297) |
| Impairment on land parcel(6) | — | 811 | 3,412 |
| Other components of revenues and expenses(7) | (2,430) | (13,255) | (17,871) |
| Acquisition fees and expenses(8) | — | — | 1,160 |
| Adjustments to equity in earnings (losses) from unconsolidated entities, net(3) | (18,619) | (156) | 753 |
| Adjustments for noncontrolling interests(4) | (203) | (119) | 1,868 |
| Modified Funds From Operations | $ 84,922 | $ 83,335 | $106,235 |
| Modified Funds From Operations Per Common Share | $ 0.38 | $ 0.38 | $ 0.51 |
| Weighted Average Shares Outstanding | 225,442 | 220,896 | 207,807 |

1) Represents the depreciation and amortization of various real estate assets. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that such depreciation and amortization may be of limited relevance in evaluating current operating performance and, as such, these items are excluded from our determination of FFO. This amount includes $3.8 million, $9.8 million and $14.8 million of depreciation and amortization related to discontinued operations for the years ended December 31, 2011, 2010 and 2009, respectively.

2) Represents the gain on disposition of certain real estate investments. Although this gain is included in the calculation of net income (loss), we have excluded it from FFO because we believe doing so more appropriately presents the operating performance of our real estate investments on a comparative basis.

3) Includes adjustments to equity in earnings (losses) of unconsolidated entities, net, similar to those described in Notes 1, 2, 4, 6 and 7 for our unconsolidated entities, which are necessary to convert our share of income (loss) from unconsolidated entities to FFO and MFFO.

4) Includes income attributable to noncontrolling interests and all adjustments to eliminate the noncontrolling interests' share of the adjustments to convert our net income (loss) to FFO and MFFO.

5) Represents components of net income (loss) related to the estimated changes in the values of our interest rate swap derivatives. We have excluded these changes in value from our evaluation of our operating performance and MFFO because we expect to hold the underlying instruments to their maturity and accordingly the interim gains or losses will remain unrealized.

6) Represents impairment charges recorded in accordance with GAAP. Although such charges are included in the calculation of net income (loss), we have excluded them from MFFO because we believe doing so more appropriately presents the operating performance of our real estate investments on a comparative basis.

7) Includes the following components of revenues and expenses that we do not consider in evaluating our operating performance and determining MFFO for the years ended December 31, 2011, 2010 and 2009 (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Straight-line rent adjustment(a) | $ (7,244) | $ (8,298) | $ (9,435) |
| Amortization of lease incentives(b) | 12,493 | 8,425 | 5,306 |
| Amortization of out-of-market leases(b) | (8,524) | (14,212) | (14,748) |
| Other | 845 | 829 | 1,007 |
| | $ (2,430) | $(13,256) | $(17,870) |

a) Represents the adjustments to rental revenue as required by GAAP to recognize minimum lease payments on a straight-line basis over the respective lease terms. We have excluded these adjustments from our evaluation of the operating performance of the Company and in determining MFFO because we believe that the rent that is billable during the current period is a more relevant measure of the Company's operating performance for such period.

b) Represents the amortization of lease incentives and out-of-market leases. As stated in Note 1 above, historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that such amortization may be of limited relevance in evaluating current operating performance and, as such, these items are excluded from our determination of MFFO.

8) Represents acquisition expenses and acquisition fees paid to our Advisor that are expensed in our consolidated statements of operations. We fund such costs with proceeds from our offering and acquisition-related indebtedness, and therefore do not consider these expenses in evaluating our operating performance and determining MFFO.

Set forth below is additional information relating to certain items excluded from the analysis above which may be helpful in assessing our operating results:

- On December 9, 2011, the Core Fund sold a 49% interest in One North Wacker, an office building located in Chicago, Illinois. The Core Fund's net proceeds from the sale of a 49% noncontrolling interest in One North Wacker after deducting credits at closing and transaction costs were approximately $189.9 million. Our effective ownership in this asset immediately prior to the completion of the sale was 22%. See additional information in "Results of Operations for the Year ended December 31, 2011 compared to the year ended December 31, 2010 — Results for our Indirectly-owned Properties — Our Interest in the Core Fund" included elsewhere in this Annual Report on Form 10-K.
- On August 26, 2011, the Core Fund sold Three First National Plaza, an office property located in Chicago, Illinois, which it acquired in March 2005 for $245.3 million. The Core Fund's net proceeds from the sale of Three First National Plaza after deducting transaction costs, taxes and fees were approximately $198.5 million. Our effective ownership in this asset immediately prior to the completion of the sale was 18%. See additional information in "Results of Operations for the Year ended December 31, 2011 compared to the year ended December 31, 2010 — Results for our Indirectly-owned Properties — Our Interest in the Core Fund" included elsewhere in this Annual Report on Form 10-K.
- On June 1, 2011, we sold Atrium on Bay, a mixed-use office and retail complex located in the Downtown North submarket of the central business district of Toronto, Canada. We acquired Atrium on Bay in February 2007 for 250.0 million CAD ($215.5 million USD, based on the exchange rate in effect on the date of acquisition). The contract sales price for Atrium on Bay was 344.8 million CAD ($353 million USD, based on the exchange rate in effect on the date of sale), exclusive of transaction costs. The net proceeds received from this sale were $128.7 million after transaction costs, assumption of related mortgage debt by the purchaser and local taxes.

- On September 14, 2010, we sold a land parcel located in Houston, Texas, which we acquired in connection with our purchase of Williams Tower. The sales price of the land parcel was $12.8 million. Proceeds received after closing costs and fees were $11.8 million. We recorded impairment charges of approximately $811,000 and $3.4 million for the years ended December 31, 2010 and 2009, respectively, which is included in other losses in the accompanying condensed consolidated statements of operations but have been excluded from MFFO. See Note 6 above.
- On May 22, 2010, the Core Fund sold 600 Lexington, an office property located in New York, New York, which it acquired in February 2004. The Core Fund's total cost basis in 600 Lexington was approximately $103.8 million and the net proceeds from the sale after deducting transaction costs, taxes and fees were approximately $185.9 million. Our effective ownership in this asset immediately prior to the completion of the sale was 11.67%. See additional information in "Results of Operations for the Year ended December 31, 2011 compared to the year ended December 31, 2010 — Results for our Indirectly-owned Properties — Our Interest in the Core Fund" included elsewhere in this Annual Report on Form 10-K.
- On April 22, 2010, we sold Distributions Park Elouveira and Vinhedo, two industrial properties located in Sao Paulo, Brazil, which we acquired in December 2008 for $83.1 million. Net proceeds from the sale after deducting transaction costs, fees and taxes were $93.3 million.
- On January 22, 2010, we sold Distribution Park Araucaria, an industrial property located in Curitiba, Brazil, which we acquired in December 2008 for $33.0 million. Net proceeds from the sale after deducting transaction costs, fees and taxes were $34.6 million.
- We received $1.2 million in net proceeds from our sale of land owned in connection with the Laguna Buildings in December 2009. See additional information in "Results of Operations for the Year ended December 31, 2010 compared to the year ended December 31, 2009 — Sales of Investment Property" included elsewhere in this Annual Report on Form 10-K.
- Pursuant to the terms of the Grocery Anchored Portfolio joint venture agreement, for the years ended December 31, 2011, 2010 and 2009, we received distributions of approximately $2.9 million, $2.3 million and $2.6 million in excess of our pro-rata share of the joint venture's MFFO, respectively.
- Amortization of deferred financing costs was $4.0 million, $2.8 million and $2.8 million for the years ended December 31, 2011, 2010 and 2009, respectively, and was deducted in determining MFFO.
- A portion of our acquisition and asset management fees are paid in equity through the Participation Interest. For the years ended December 31, 2011, 2010 and 2009, these amounts were $3.6 million, $15.5 million and $12.4 million, respectively.
- We received master lease payments of $1.2 million for the years ended December 31, 2009. These leases were entered into in conjunction with certain asset acquisitions.

### Related-Party Transactions and Agreements

We have entered into agreements with the Advisor, Dealer Manager and Hines or its affiliates, whereby we pay, or with respect to the Dealer Manager, paid, certain fees and reimbursements to these entities, including acquisition fees, selling commissions, dealer manager fees, asset and property management fees, leasing fees, construction management fees, debt financing fees, re-development construction management fees, reimbursement of organizational and offering expenses, and reimbursement of certain operating costs, as described previously. These arrangements are described in more detail in Note 9 to our consolidated financial statements.

### Off-Balance Sheet Arrangements

As of December 31, 2011 and December 31, 2010, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

### Contractual Obligations

The following table lists our known contractual obligations as of December 31, 2011. Specifically included are our obligations under long-term debt agreements (in thousands):

| | Payments due by Period | | | | |
|---|---|---|---|---|---|
| Contractual Obligation | Less Than 1 Year | 1-3 Years | 3-5 Years | More Than 5 Years | Total |
| Notes payable(1) | $236,099 | $549,949 | $380,493 | $434,558 | $1,601,099 |
| Total contractual obligations(2) | $236,099 | $549,949 | $380,493 | $434,558 | $1,601,099 |

(1) Notes payable includes principal and interest payments on mortgage loans outstanding as of December 31, 2011. Interest payments due to HSH Nordbank were determined using effective interest rates which were fixed as a result of interest rate swaps. Under the terms of each swap transaction, we have agreed to make monthly payments at fixed rates of interest and will receive monthly payments from HSH Nordbank based on 1-month LIBOR. See "Financial Condition, Liquidity and Capital Resources — Debt Financings" for further information.

(2) Excluded from the table above is the settlement of the $77.0 million liability related to the Participation Interest. Although we expect to settle this liability in the future, we are not currently able to estimate the date on which the settlement will occur. See Note 13 — Fair Value Disclosures to our consolidated financial statements for additional information.

**Item 7A.** ***Quantitative and Qualitative Disclosures About Market Risk***

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates and equity prices. The primary risks in pursuing our business plan are interest rate risk and foreign currency exchange risk.

As of December 31, 2011, we had $520.0 million of debt outstanding under our HSH Credit Facility, which is a variable-rate pooled mortgage facility. However, as a result of the interest rate swap agreements entered into with HSH Nordbank, these borrowings effectively bear interest at fixed rates ranging from 5.25% to 6.03%. We are exposed to credit risk of the counterparty to these interest rate swap agreements in the event of non-performance under the terms of the derivative contracts. For example, if the counterparty were to default and current interest rates exceeded our fixed interest rates, we would incur an additional $5.2 million in annual interest expense for each 1% increase in the current interest rates. In the event of non-performance by the counterparty, we would be subject to the variability of interest rates on the debt outstanding under the HSH Credit Facility to which our outstanding interest rate swaps relate.

We currently have a 50% indirect investment in Distribution Park Rio, an industrial property located in Rio de Janeiro, Brazil. As a result, we are subject to risk from the effects of exchange rate movements of foreign currencies, which may affect future costs and cash flows. We are currently a net receiver of Reais (we receive more cash than we pay out), and therefore our foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the Reais. During the year ended December 31, 2011 and 2010, we had no currency transactions which resulted in significant gains or losses being recorded in our condensed consolidated statements of operations. See "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation – Discontinued Operations" for additional information. Generally, we have not entered into any foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates. Based upon our equity ownership in Distribution Park Rio as of December 31, 2011, holding everything else constant, a 10% immediate, simultaneous, unfavorable change in the exchange rate between the Brazilian Reais and the U.S. dollar would decrease the net book value of our investment in Distribution Park Rio by approximately $2.8 million.

**Item 8.** ***Financial Statements and Supplementary Data***

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Hines Real Estate Investment Trust, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of Hines Real Estate Investment Trust, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hines Real Estate Investment Trust, Inc. and subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Houston, Texas
March 30, 2012

## HINES REAL ESTATE INVESTMENT TRUST, INC.

### CONSOLIDATED BALANCE SHEETS
### As of December 31, 2011 and 2010

| | 2011 | 2010 |
|---|---|---|
| | (in thousands, except per share amounts) | |
| **ASSETS** | | |
| Investment property, net | $1,950,126 | $2,213,212 |
| Investments in unconsolidated entities | 348,986 | 373,798 |
| Cash and cash equivalents | 130,445 | 64,592 |
| Restricted cash | 110,915 | 3,852 |
| Distributions receivable | 5,604 | 2,236 |
| Tenant and other receivables | 68,090 | 53,469 |
| Intangible lease assets, net | 160,093 | 220,981 |
| Deferred leasing costs, net | 129,291 | 101,467 |
| Deferred financing costs, net | 5,286 | 7,401 |
| Other assets | 3,176 | 109,008 |
| **TOTAL ASSETS** | $2,912,012 | $3,150,016 |
| **LIABILITIES AND EQUITY** | | |
| Liabilities: | | |
| Accounts payable and accrued expenses | $ 72,643 | $ 81,971 |
| Due to affiliates | 5,823 | 6,171 |
| Intangible lease liabilities, net | 49,279 | 72,465 |
| Other liabilities | 15,259 | 17,661 |
| Interest rate swap contracts | 109,891 | 85,301 |
| Participation interest liability | 76,968 | 73,333 |
| Distributions payable | 30,215 | 29,426 |
| Notes payable | 1,338,224 | 1,521,544 |
| Total liabilities | 1,698,302 | 1,887,872 |
| Commitments and contingencies (Note 12) | — | — |
| Equity: | | |
| Shareholders' equity: | | |
| Preferred shares, $.001 par value; 500,000 preferred shares authorized, none issued or outstanding as of December 31, 2011 and 2010 | — | — |
| Common shares, $.001 par value; 1,500,000 common shares authorized, 227,180 and 222,795 common shares issued and outstanding as of December 31, 2011 and 2010, respectively | 228 | 223 |
| Additional paid-in capital | 1,515,111 | 1,590,488 |
| Retained deficit | (301,710) | (340,610) |
| Accumulated other comprehensive income | 81 | 12,043 |
| Total shareholders' equity | 1,213,710 | 1,262,144 |
| Noncontrolling interests | — | — |
| Total equity | 1,213,710 | 1,262,144 |
| **TOTAL LIABILITIES AND EQUITY** | $2,912,012 | $3,150,016 |

See notes to the consolidated financial statements.

## HINES REAL ESTATE INVESTMENT TRUST, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
### For the Years Ended December 31, 2011, 2010 and 2009

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | (In thousands, except per share amounts) | | |
| **Revenues:** | | | |
| Rental revenue | $256,249 | $267,168 | $293,277 |
| Other revenue | 22,083 | 23,377 | 23,615 |
| Total revenues | 278,332 | 290,545 | 316,892 |
| **Expenses:** | | | |
| Property operating expenses | 78,904 | 80,022 | 82,703 |
| Real property taxes | 31,591 | 32,084 | 37,265 |
| Property management fees | 6,361 | 6,410 | 6,992 |
| Depreciation and amortization | 92,518 | 102,012 | 111,255 |
| Asset management and acquisition fees | 16,173 | 30,544 | 27,984 |
| General and administrative | 6,740 | 6,925 | 6,108 |
| Other losses, net | — | 802 | 3,441 |
| Total expenses | 232,287 | 258,799 | 275,748 |
| **Income from continuing operations before other income (expenses), provision for income taxes and equity in earnings (losses) of unconsolidated entities, net** | 46,045 | 31,746 | 41,144 |
| **Other income (expenses):** | | | |
| Gain (loss) on derivative instruments, net | (24,590) | (18,525) | 49,297 |
| Interest expense | (81,207) | (80,889) | (82,371) |
| Interest income | 514 | 270 | 401 |
| **Income (loss) from continuing operations before provision for income taxes and equity in earnings (losses) of unconsolidated entities, net** | (59,238) | (67,398) | 8,471 |
| Provision for income taxes | (494) | (543) | (550) |
| Equity in earnings (losses) of unconsolidated entities, net | (5,138) | 5,513 | (8,777) |
| **Loss from continuing operations** | (64,870) | (62,428) | (856) |
| Income from discontinued operations, net of taxes | 108,784 | 27,045 | 6,929 |
| Gain on sale of real estate | — | — | 612 |
| **Net income (loss)** | 43,914 | (35,383) | 6,685 |
| Less: Net income attributable to noncontrolling interests | (5,014) | (4,524) | (4,065) |
| **Net income (loss) attributable to common shareholders** | $ 38,900 | $ (39,907) | $ 2,620 |
| Basic and diluted income (loss) per common share | $ 0.17 | $ (0.18) | $ 0.01 |
| Weighted average number of common shares outstanding | 225,442 | 220,896 | 207,807 |
| **Net comprehensive income (loss):** | | | |
| Net income (loss) | $ 43,914 | $ (35,383) | $ 6,685 |
| **Other comprehensive income (loss):** | | | |
| Foreign currency translation adjustment | (11,962) | (37,152) | 55,101 |
| **Net comprehensive income (loss)** | 31,952 | (72,535) | 61,786 |
| Net comprehensive income attributable to noncontrolling interests | (5,014) | (4,524) | (4,065) |
| **Net comprehensive income (loss) attributable to common shareholders** | $ 26,938 | $ (77,059) | $ 57,721 |

See notes to the consolidated financial statements.

## HINES REAL ESTATE INVESTMENT TRUST, INC.

## CONSOLIDATED STATEMENTS OF EQUITY
## For the Years Ended December 31, 2011, 2010 and 2009

| | Hines Real Estate Investment Trust, Inc. | | | | | | |
|---|---|---|---|---|---|---|---|
| | Common Shares | Amount | Additional Paid-In Capital | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity | Noncontrolling Interests |
| | (In thousands) | | | | | | |
| **BALANCE January 1, 2009** | 201,743 | $202 | $1,629,033 | $(303,323) | $ (6,693) | $1,319,219 | $ — |
| Issuance of common shares | 31,904 | 31 | 318,352 | — | — | 318,383 | — |
| Redemption of common shares | (16,410) | (16) | (135,709) | — | — | (135,725) | — |
| Distributions declared | — | — | (129,203) | — | — | (129,203) | (4,065) |
| Selling commissions and dealer manager fees | — | — | (21,467) | — | — | (21,467) | — |
| Net income (loss) | — | — | — | 2,620 | — | 2,620 | 4,065 |
| Foreign currency translation adjustment | — | — | — | — | 55,101 | 55,101 | — |
| **BALANCE December 31, 2009** | 217,237 | 217 | 1,661,006 | (300,703) | 48,408 | 1,408,928 | — |
| Issuance of common shares | 6,615 | 7 | 63,406 | — | — | 63,413 | — |
| Redemption of common shares | (1,057) | (1) | (11,295) | — | — | (11,296) | — |
| Distributions declared | — | — | (122,348) | — | — | (122,348) | (4,524) |
| Selling commissions and dealer manager fees | — | — | (118) | — | — | (118) | — |
| Other offering costs, net | — | — | (163) | — | — | (163) | — |
| Net income (loss) | — | — | — | (39,907) | — | (39,907) | 4,524 |
| Foreign currency translation adjustment | — | — | — | — | 787 | 787 | — |
| Reclassification of foreign currency translation adjustment to earnings | — | — | — | — | (37,152) | (37,152) | — |
| **BALANCE December 31, 2010** | 222,795 | 223 | 1,590,488 | (340,610) | 12,043 | 1,262,144 | — |
| Issuance of common shares | 5,772 | 6 | 49,630 | — | — | 49,636 | — |
| Redemption of common shares | (1,387) | (1) | (11,310) | — | — | (11,311) | — |
| Distributions declared | — | — | (113,624) | — | — | (113,624) | (5,014) |
| Other offering costs, net | — | — | (73) | — | — | (73) | — |
| Net income | — | — | — | 38,900 | — | 38,900 | 5,014 |
| Foreign currency translation adjustment | — | — | — | — | (3,071) | (3,071) | — |
| Reclassification of foreign currency translation adjustment to earnings | — | — | — | — | (8,891) | (8,891) | — |
| **BALANCE December 31, 2011** | 227,180 | $228 | $1,515,111 | $(301,710) | $ 81 | $1,213,710 | $ — |

See notes to the consolidated financial statements.

## HINES REAL ESTATE INVESTMENT TRUST, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS
## For the Years Ended December 31, 2011, 2010 and 2009

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In thousands) | |
| **CASH FLOW FROM OPERATING ACTIVITIES:** | | | |
| Net income (loss) | $ 43,914 | $ (35,383) | $ 6,685 |
| Adjustments to reconcile net income (loss) to cash from operating activities: | | | |
| Depreciation and amortization | 104,137 | 109,572 | 117,651 |
| Gain on sale of investment property | (107,241) | (22,537) | — |
| Equity in (earnings) losses of unconsolidated entities, net | 5,138 | (5,513) | 8,777 |
| Distributions received from unconsolidated entities | 2,779 | 2,446 | 2,272 |
| Other losses, net | 31 | 848 | 2,891 |
| (Gain) loss on derivative instruments, net | 24,590 | 18,525 | (49,297) |
| Net change in operating accounts | (64,735) | (39,064) | (19,995) |
| Net cash from operating activities | 8,613 | 28,894 | 68,984 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Investments in unconsolidated entities | — | — | (23,069) |
| Distributions received from unconsolidated entities in excess of equity in earnings | 9,970 | 9,687 | 13,119 |
| Investments in property | (8,535) | (5,041) | (8,641) |
| Master lease rent receipts | — | — | 1,200 |
| Proceeds from sale of land and improvements | 128,709 | 141,896 | 1,231 |
| Change in restricted cash | (107,064) | 2,758 | 13,314 |
| Change in cash collateral on notes payable | 106,248 | — | (106,061) |
| Net cash from investing activities | 129,328 | 149,300 | (108,907) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Change in other liabilities | 423 | (196) | 153 |
| Proceeds from issuance of common stock | — | 1,569 | 250,393 |
| Redemption of common shares | (11,692) | (9,668) | (152,497) |
| Payments of offering costs | (63) | (320) | (21,470) |
| Distributions paid to shareholders and noncontrolling interests | (68,244) | (69,292) | (64,675) |
| Proceeds from notes payable | 163,000 | 94,000 | 290,000 |
| Payments on notes payable | (154,155) | (170,287) | (258,619) |
| Additions to deferred financing costs | (1,387) | (2,002) | (2,923) |
| Net cash from financing activities | (72,118) | (156,196) | 40,362 |
| Effect of exchange rate changes on cash | 30 | 1,017 | 1,211 |
| Net change in cash and cash equivalents | 65,853 | 23,015 | 1,650 |
| **Cash and cash equivalents, beginning of year** | 64,592 | 41,577 | 39,927 |
| **Cash and cash equivalents, end of year** | $ 130,445 | $ 64,592 | $ 41,577 |

See notes to the consolidated financial statements.

## HINES REAL ESTATE INVESTMENT TRUST, INC.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. Organization

Hines Real Estate Investment Trust, Inc., a Maryland corporation ("Hines REIT" and, together with its consolidated subsidiaries, the "Company"), was formed on August 5, 2003 under the General Corporation Law of the state of Maryland for the purpose of engaging in the business of investing in and owning interests in real estate. Beginning with its taxable year ended December 31, 2004, the Company operated and intends to continue to operate in a manner to qualify as a real estate investment trust ("REIT") for federal income tax purposes. The Company is structured as an umbrella partnership REIT under which substantially all of the Company's current and future business is and will be conducted through its majority-owned subsidiary, Hines REIT Properties, L.P. (the "Operating Partnership"). Hines REIT is the sole general partner of the Operating Partnership. Subject to certain restrictions and limitations, the business of the Company is managed by Hines Advisors Limited Partnership (the "Advisor"), an affiliate of Hines Interests Limited Partnership ("Hines"), pursuant to the advisory agreement between the Company and the Advisor.

#### *Public Offering*

Hines REIT commenced its initial public offering on June 18, 2004 through which it raised $527.5 million of gross proceeds. The Company commenced its second public offering (the "Second Offering") on June 19, 2006 through which it raised approximately $1.5 billion of gross proceeds prior to its expiration on June 30, 2008. The Company commenced its third public offering (the "Third Offering") on July 1, 2008 through which it raised $506.9 million of gross proceeds prior to its expiration on December 31, 2010. The Company commenced a new $150.0 million offering of shares of its common stock under its dividend reinvestment plan (the "DRP Offering") on July 1, 2010. From inception of the DRP Offering through December 31, 2011, Hines REIT received gross offering proceeds of $78.8 million from the sale of 8.8 million shares through the DRP Offering. Based on market conditions and other considerations, the Company does not currently expect to commence any future offerings other than those related to shares issued under its dividend reinvestment plan. On January 1, 2012, Hines REIT received gross offering proceeds of $12.1 million from the sale of 1.6 million shares through its dividend reinvestment plan.

Hines REIT contributes all net proceeds from its public offerings to the Operating Partnership in exchange for partnership units in the Operating Partnership. As of December 31, 2011 and December 31, 2010, Hines REIT owned a 95.4% and 96.1%, respectively, general partner interest in the Operating Partnership.

#### *Noncontrolling Interests*

Hines 2005 VS I LP, an affiliate of Hines, owned a 0.5% interest in the Operating Partnership as of December 31, 2011 and December 31, 2010. In addition, another affiliate of Hines, HALP Associates Limited Partnership ("HALP") owned a 4.1% and 3.4% limited partnership interest in the Operating Partnership as of December 31, 2011 and December 31, 2010, respectively, which is a profits interest (the "Participation Interest"). See Note 9 — Related Party Transactions for additional information regarding the Participation Interest.

#### *Investment Property*

As of December 31, 2011, the Company owned direct and indirect investments in 57 properties. These properties consisted of 43 U.S. office properties, one industrial property in Dallas, Texas, one industrial property in Brazil and a portfolio of 12 grocery-anchored shopping centers located in five states primarily in the southeastern United States (the "Grocery-Anchored Portfolio").

The Company makes investments directly through entities wholly-owned by the Operating Partnership, or indirectly through other entities, such as through its investment in Hines US Core Office Fund LP (the "Core Fund") in which it owns a 27.5% non-managing general partner interest as of December 31, 2011. The

Company also owns a 70% interest in the Grocery-Anchored Portfolio indirectly through a joint venture with Weingarten Realty Investors and a 50% interest in Distribution Park Rio, an industrial property in Rio de Janeiro, Brazil, indirectly through a joint venture with a Hines affiliate. The Company accounts for each of these investments using the equity method of accounting. See Note 5 — Investments in Unconsolidated Entities for additional information regarding the Company's investments in unconsolidated entities.

## 2. Summary of Significant Accounting Policies

### *Use of Estimates*

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company evaluates its assumptions and estimates on an ongoing basis. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Additionally, application of the Company's accounting policies involves exercising judgments regarding assumptions as to future uncertainties. Actual results may differ from these estimates under different assumptions or conditions.

### *Basis of Presentation*

The consolidated financial statements of the Company included in this annual report include the accounts of Hines REIT, the Operating Partnership and the Operating Partnership's wholly-owned subsidiaries as well as the related amounts of noncontrolling interest. All intercompany balances and transactions have been eliminated in consolidation.

The Company evaluates the need to consolidate joint ventures in accordance with GAAP. In accordance with GAAP, the Company will consolidate joint ventures that are determined to be variable interest entities for which it is the primary beneficiary. Partially owned real estate joint ventures and partnerships over which the Company has a controlling financial interest are consolidated in its financial statements. In determining if the Company has a controlling financial interest, it considers factors such as ownership interest, authority to make decisions, kick-out rights and substantive participating rights. Management continually analyzes and assesses reconsideration events, including changes in these factors, to determine if the consolidation treatment remains appropriate. Partially owned real estate joint ventures and partnerships where it does not have a controlling financial interest, but has the ability to exercise significant influence, are accounted for using the equity method.

The Company's investments in partially owned real estate joint ventures and partnerships are reviewed for impairment periodically if events or circumstances change indicating that the carrying amount of its investments may not be recoverable. In such an instance, the Company will record an impairment charge if it determines that a decline in the value of an investment below its fair value is other than temporary. The Company's analysis will be dependent on a number of factors, including the performance of each investment, current market conditions, and its intent and ability to hold the investment to full recovery. Based on the Company's analysis of the facts and circumstances at each reporting period, no impairment was recorded related to its investments in partially owned real estate joint ventures and partnerships for the years ended December 31, 2011, 2010, and 2009. However, if market conditions deteriorate in the future and result in lower valuations or reduced cash flows of the Company's investments, impairment charges may be recorded in future periods.

***International Operations***

In addition to its properties in the United States, the Company has owned investments in Canada and Brazil. The Company's foreign subsidiaries translated their financial statements into U.S. dollars for reporting purposes. Assets and liabilities were translated at the exchange rate in effect as of the balance sheet date. Income statement amounts were translated using the average exchange rate for the period and significant nonrecurring transactions using the rate on the transaction date. Gains and losses resulting from translation were included in accumulated other comprehensive income as a separate component of shareholders' equity. With the exception of the Company's investment in Distribution Park Rio, the Company disposed of its investments in Brazil in January and June 2010 as well as its investment in Toronto, Ontario in June 2011. Upon disposal of these properties, the Company realized a gain related to the currency translation adjustment which is included in the gain on disposal in its consolidated statement of operations. During the years ended December 31, 2011 and 2010, respectively, the Company realized gains of $8.9 million related to the currency translation adjustment as a result of the disposal of its directly-owned property in Canada and $37.2 million as a result of the disposal of its directly-owned properties in Brazil. Accumulated other comprehensive income as of December 31, 2011 is related to the investment in the Company's indirectly-owned property in Rio de Janeiro, Brazil and remaining non-operating net assets of the disposed directly-owned properties in Brazil and Canada.

***Investment Property***

Real estate assets that the Company owns directly are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally 10 years for furniture and fixtures, 15-20 years for electrical and mechanical installations and 40 years for buildings. Major replacements that extend the useful life of the assets are capitalized and maintenance and repair costs are expensed as incurred.

Management estimated the fair value of assumed mortgage notes payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed mortgage notes payable were initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the note's outstanding principal balance is amortized to interest expense over the life of the mortgage note payable.

Real estate assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison will be made of the current and projected cash flows of each property on an undiscounted basis to the carrying amount of such property. If undiscounted cash flows are less than carrying amount, such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset.

During the years ended December 31, 2010 and 2009, the Company recorded impairment charges of approximately $811,000 and $3.4 million, respectively, related to the sale of a land parcel, which was completed in September 2010. See Note 13 — Fair Value Disclosures — Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis — Impairment of Investment Property for additional information.

At December 31, 2011, management believes no impairment has occurred for the Company's directly-owned assets (see discussion of the Core Fund's impairment of five of its properties in Note 5 — Investments in Unconsolidated Entities below). If market conditions deteriorate or if management's plans for certain properties change, impairment charges could be required in the future.

### *Cash and Cash Equivalents*

The Company considers all short-term, highly liquid investments that are readily convertible to cash with an original maturity of three months or less at the time of purchase to be cash equivalents.

### *Restricted Cash*

As of December 31, 2011 and 2010, the Company had restricted cash of $110.9 million and $3.9 million. In May 2011, the Company replaced the HSH Nordbank Collateral deposit with a letter of credit from the Bank of Montreal. As collateral for the letter of credit, the Company posted a cash deposit of $107.0 million with the Bank of Montreal, which is classified as restricted cash in the consolidated balance sheet. See Other Assets discussion below for additional details. The remaining balance for each year is related to escrow accounts required by certain of the Company's mortgage agreements.

### *Concentration of Credit Risk*

As of December 31, 2011 and 2010, the Company had cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. Management regularly monitors the financial stability of these financial institutions in an effort to manage the Company's exposure to any significant credit risk in cash and cash equivalents or restricted cash. The Federal Deposit Insurance Corporation (the "FDIC") generally only insures limited amounts per depositor per insured bank. On July 21, 2010, the FDIC permanently increased the maximum deposit insurance to $250,000. Unlimited deposit insurance coverage is available to the Company's non-interest bearing transaction accounts held at those institutions participating in the FDIC's Temporary Liquidity Guarantee Program through December 31, 2013.

As of December 31, 2011, the Company had a $107.0 million deposit held by the Bank of Montreal as collateral for the properties under the Company's pooled mortgage facility. Management regularly monitors the financial stability of this financial institution in an effort to manage its exposure to any significant risk related to its deposit.

### *Tenant and Other Receivables*

Receivable balances outstanding consist primarily of base rents, tenant reimbursements and receivables attributable to straight-line rent (see Revenue Recognition discussion below). An allowance for the uncollectible portion of tenant and other receivables is determined based upon an analysis of the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. Tenant and other receivables are shown at cost in the consolidated balance sheets, net of allowance for doubtful accounts of $7.0 million and $4.0 million, at December 31, 2011 and 2010, respectively.

### *Deferred Leasing Costs*

Deferred leasing costs primarily consist of direct leasing costs such as third-party leasing commissions and tenant inducements. Deferred leasing costs are capitalized and amortized over the life of the related lease. Tenant inducement amortization is recorded as a reduction to rental revenue and the amortization of other direct leasing costs is recorded in amortization expense.

Tenant inducement amortization was $12.5 million, $8.4 million and $5.3 million for the years ended December 31, 2011, 2010 and 2009, respectively, and was recorded as an offset to rental revenue. In addition, the

Company recorded $5.7 million, $4.3 million and $3.0 million as amortization expense related to other direct leasing costs for the years ended December 31, 2011, 2010 and 2009, respectively.

### *Deferred Financing Costs*

Deferred financing costs as of December 31, 2011 and 2010 consist of direct costs incurred in obtaining debt financing (see Note 6), including the financing fees paid to our Advisor (see Note 9). These costs are amortized into interest expense on a straight-line basis, which approximates the effective interest method, over the terms of the obligations. For the years ended December 31, 2011, 2010 and 2009, $4.0 million, $2.8 million and $2.8 million, respectively, of deferred financing costs were amortized into interest expense in the accompanying consolidated statements of operations.

### *Other Assets*

Other assets included the following as of December 31, 2011 and 2010 (in thousands):

| | 2011 | 2010 |
|---|---|---|
| Prepaid/deferred taxes | $1,496 | $ 994 |
| Prepaid insurance | 881 | 911 |
| Cash collateral for HSH mortgage facility | —(1) | 106,251(1) |
| Other | 799 | 852 |
| Total | $3,176 | $109,008 |

(1) During the year ended December 31, 2009, the Company made collateral payments totaling $106.1 million to HSH Nordbank in order to rebalance the collateral for the properties under the Company's pooled mortgage facility. In May 2011, the Company replaced the HSH Nordbank Collateral deposit with a letter of credit from the Bank of Montreal. As collateral for the letter of credit, the Company posted a cash deposit of $107.0 million with the Bank of Montreal, which is classified as restricted cash in the condensed consolidated balance sheet. See Note 6 — Debt Financing — HSH Pooled Mortgage Facility for further discussion.

### *Revenue Recognition*

Rental payments are generally paid by tenants prior to the beginning of each month. As of December 31, 2011 and 2010, respectively, the Company recorded liabilities of $10.4 million and $9.3 million related to prepaid rental payments, which was included in other liabilities in the accompanying consolidated balance sheets. The Company recognizes rental revenue on a straight-line basis over the life of the lease including rent holidays, if any. Straight-line rent receivable in the amount of $51.2 million and $47.2 million as of December 31, 2011 and 2010, respectively, consisted of the difference between the tenants' rents calculated on a straight-line basis from the date of acquisition or lease commencement over the remaining terms of the related leases and the tenants' actual rents due under the lease agreements and is included in tenant and other receivables in the accompanying consolidated balance sheets. Revenues associated with operating expense recoveries are recognized in the period in which the expenses are incurred based upon the tenant lease provisions. Revenues relating to lease termination fees are generally recognized at the time that a tenant's right to occupy the space is terminated and when the Company has satisfied all obligations under the agreement.

Other revenues consist primarily of parking revenue and tenant reimbursements. Parking revenue represents amounts generated from contractual and transient parking and is recognized in accordance with contractual terms or as services are rendered. Other revenues relating to tenant reimbursements are recognized in the period that the expense is incurred.

### *Income Taxes*

Hines REIT has elected to be treated as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). In addition, as of December 31, 2011 and 2010 the Company owned an investment in the Core Fund, which has invested in properties through other entities that have elected to be taxed as REITs.

Hines REIT's management believes that the Company and the applicable entities in the Core Fund are organized and operate in such a manner as to qualify for treatment as REITs and intend to operate in the foreseeable future in such a manner so that they will remain qualified as REITs for federal income tax purposes. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying consolidated financial statements. In 2011, income tax expense recorded by the Company was primarily comprised of a provision for the Texas margin tax. The Company does not believe it has any uncertain tax positions or unrecognized tax benefits requiring disclosure.

Included in the gain on sale of real estate in Note 4 — Discontinued Operations is approximately $7.6 million in Canadian income tax expense related to the sale of Atrium on Bay in June 2011.

In connection with the operation and sale of Distributions Park Araucaria, Elouveira, and Vinhedo, three industrial properties located in Brazil, the Company recorded an income tax provision for $9.7 million in accordance with Brazilian tax laws and regulations for the year ended December 31, 2010. Additionally, the Company recorded an income tax provision for Brazilian income taxes for Distribution Parks Elouveira and Vinhedo of $1.1 million in accordance with Brazilian tax laws and regulations for the year ended December 31, 2009.

### *Redemption of Common Stock*

Financial instruments that represent a mandatory obligation of the Company to repurchase shares are classified as liabilities and reported at settlement value. Management believes that shares tendered for redemption by the holder under the Company's share redemption program do not represent a mandatory obligation until such redemptions are approved. At such time, the Company will reclassify such obligations from equity to an accrued liability based upon their respective settlement values. Effective December 31, 2009, the Company suspended its share redemption program except for redemption requests made in connection with the death or disability of a shareholder. The Company has recorded liabilities of $2.5 million and $2.9 million in accounts payable and accrued expenses in the accompanying consolidated balance sheets as of December 31, 2011 and 2010, respectively, related to shares tendered for redemption and approved by the board of directors, but which were not redeemed until the subsequent month. Such amounts have been included in redemption of common shares in the accompanying consolidated statements of equity.

### *Per Share Data*

Net income/loss per common share is calculated by dividing the net income/loss attributable to common shareholders for each period by the weighted average number of common shares outstanding during such period. Net income/loss per common share on a basic and diluted basis is the same because the Company has no potentially dilutive common shares outstanding.

### *Reclassifications*

The Company sold Atrium on Bay during 2011 and reclassified the results of operations for this property into discontinued operations in the consolidated statements of operations for all periods presented. In addition, the Company sold Distribution Parks Araucaria, Elouveira and Vinhedo during 2010 and reclassified the results of operations for these properties into discontinued operations in the consolidated statements of operations for year ended December 31, 2009. See Note 4 — Discontinued Operations for additional information.

Certain insignificant reclassifications have been made to the consolidated statement of cash flows for the years ended December 31, 2010 and 2009 to be consistent with the 2011 presentation. Management believes these changes in presentation simplify the cash flow by combining immaterial line items, although it does not believe these changes are necessary for the fair presentation of the Company's financial statements.

***Recent Accounting Pronouncements***

In May 2011, the FASB issued guidance on fair value measurements. This guidance results in a consistent definition of fair value and common requirements for measurement of and expanded disclosure about fair value between GAAP and International Financial Reporting Standards. The adoption of this guidance is effective prospectively for interim and annual periods beginning after December 15, 2011 and is not expected to have a material effect on the classification or measurement of fair value in the Company's financial statements but is not expected to result in additional disclosure.

In June 2011, FASB issued guidance on the presentation of comprehensive income. This guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The adoption of this guidance is effective for interim and annual periods beginning after December 15, 2011. Further, in December 2011, the board deferred the effective date pertaining only to the presentation of reclassification adjustments out of accumulated other comprehensive income. The adoption of this guidance is not expected to have a material effect on the Company's financial statements.

In December 2011, FASB issued guidance on disclosures about offsetting assets and liabilities. This guidance results in enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either ASC 210-20-45 or ASC 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either ASC 210-20-45 or ASC 815-10-45. The adoption of this guidance is effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The adoption of this guidance is not expected to have a material effect on the Company's financial statements.

In December 2011, the FASB issued guidance to resolve the diversity in practice about whether the derecognition criteria for real estate sales applies to a parent that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt. This guidance is effective beginning July 1, 2012 and is not expected to have a material effect on the Company's financial statements.

## 3. Real Estate Investments

Investment property consisted of the following as of December 31, 2011 and 2010 (in thousands):

| | 2011 | 2010 |
|---|---|---|
| Buildings and improvements | $1,769,940 | $1,953,741 |
| Less: accumulated depreciation | (202,654) | (176,263) |
| Buildings and improvements, net | 1,567,286 | 1,777,478 |
| Land | 382,840 | 435,734 |
| Investment property, net | $1,950,126 | $2,213,212 |

### *Lease Intangibles*

As of December 31, 2011, the cost basis and accumulated amortization related to lease intangibles was as follows (in thousands):

| | Lease Intangibles | | |
|---|---|---|---|
| | In-Place Leases | Out-of-Market Lease Assets | Out-of-Market Lease Liabilities |
| Cost | $ 311,202 | $ 52,824 | $104,443 |
| Less: accumulated amortization | (177,054) | (26,879) | (55,164) |
| Net | $ 134,148 | $ 25,945 | $ 49,279 |

As of December 31, 2010, the cost basis and accumulated amortization related to lease intangibles was as follows (in thousands):

| | Lease Intangibles | | |
|---|---|---|---|
| | In-Place Leases | Out-of-Market Lease Assets | Out-of-Market Lease Liabilities |
| Cost | $ 361,367 | $ 57,637 | $130,892 |
| Less: accumulated amortization | (173,860) | (24,163) | (58,427) |
| Net | $ 187,507 | $ 33,474 | $ 72,465 |

Amortization expense was $42.9 million, $57.3 million and $70.6 million for in-place leases for the years ended December 31, 2011, 2010 and 2009, respectively. Amortization of out-of-market leases, net, was an increase to rental revenue of $8.5 million, $14.2 million and $14.7 million, respectively for the years ended December 31, 2011, 2010 and 2009.

As of December 31, 2011, anticipated amortization of in-place leases and out-of-market leases, net, including out-of-market ground leases, for each of the years ended December 31, 2012 through December 31, 2016 were as follows (in thousands):

| | In-Place Leases | Out-of-Market Leases, Net |
|---|---|---|
| 2012 | $28,243 | $(6,713) |
| 2013 | 23,504 | (6,665) |
| 2014 | 18,475 | (4,494) |
| 2015 | 16,723 | (3,622) |
| 2016 | 14,005 | (2,539) |

*Leases*

In connection with its directly-owned properties, the Company has entered into non-cancelable lease agreements with tenants for space. As of December 31, 2011, the approximate fixed future minimum rentals for each of the years ending December 31, 2012 through 2016 and thereafter were as follows (in thousands):

| | Fixed Future Minimum Rentals |
|---|---|
| 2012 | $ 196,151 |
| 2013 | 172,269 |
| 2014 | 150,239 |
| 2015 | 142,221 |
| 2016 | 131,364 |
| Thereafter | 406,930 |
| Total | $1,199,174 |

During the years ended December 31, 2011, 2010 and 2009, the Company did not earn more than 10% of its revenue from any individual tenant.

## 4. Discontinued Operations

On January 22, 2010, the Company sold Distribution Park Araucaria, an industrial property located in Curitiba, Brazil, which it acquired in December 2008. The sales price was $38.4 million (69.9 million BRL translated at a rate of R$1.818 per USD). In connection with the sale of Distribution Park Araucaria, the Company paid a disposition fee to its Advisor of approximately $384,000.

On April 22, 2010, the Company sold Distribution Parks Elouveira and Vinhedo, two industrial properties located in Sao Paolo, Brazil, which it acquired in December 2008. The sales price was $102.5 million (181.0 million BRL translated at a rate of R$1.765 per USD). In connection with the sale of Distribution Parks Elouveira and Vinhedo, the Company paid its Advisor a disposition fee of $1.0 million.

On June 1, 2011, the Company sold Atrium on Bay, a mixed-use office and retail complex located in the Downtown North submarket of the central business district of Toronto, Canada, which the Company acquired in February 2007. The sales price for Atrium on Bay was 344.8 million CAD ($353 million USD, based on the exchange rate in effect on the date of sale).

The results of operations of Distribution Parks Araucaria, Elouveira, Vinhedo and Atrium on Bay and the gain realized on the disposition of these properties (all of which are reflected in discontinued operations in all periods presented) for the years ended December 31, 2011, 2010 and 2009 were as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | (In thousands, except per share amounts) | | |
| **Revenues:** | | | |
| Rental revenue | $ 17,298 | $ 42,223 | $48,763 |
| Other revenue | 2,365 | 5,443 | 4,166 |
| Total revenues | 19,663 | 47,666 | 52,929 |
| **Expenses:** | | | |
| Property operating expenses | 5,332 | 12,171 | 10,643 |
| Real property taxes | 4,225 | 9,800 | 8,804 |
| Property management fees | 475 | 1,111 | 1,098 |
| Depreciation and amortization | 3,770 | 9,772 | 14,816 |
| Total expenses | 13,802 | 32,854 | 35,361 |
| Income from discontinued operations before interest income (expense) and taxes and gain on sale | 5,861 | 14,812 | 17,568 |
| Interest expense | (4,426) | (10,103) | (9,167) |
| Interest income | 33 | 119 | 71 |
| Provision for income taxes | 75 | (320) | (1,543) |
| Income from discontinued operations before gain on sale | 1,543 | 4,508 | 6,929 |
| Gain on sale of discontinued operations | 107,241 | 22,537 | — |
| **Income from discontinued operations** | $108,784 | $ 27,045 | $ 6,929 |

The tables below show income (loss) and earnings (loss) per share attributable to common shareholders allocated between continuing operations and discontinued operations:

| | | | |
|---|---|---|---|
| Loss from continuing operations attributable to common shareholders | $ (65,391) | $(66,013) | $(4,690) |
| Income from discontinued operations attributable to common shareholders | 104,291 | 26,106 | 6,718 |
| Gain on sale of real estate attributable to common shareholders | — | — | 592 |
| Net income (loss) attributable to common shareholders | $ 38,900 | $(39,907) | $ 2,620 |
| **Basic and diluted earnings (loss) per share attributable to common shareholders** | | | |
| Loss from continuing operations | $ (0.29) | $ (0.30) | $ (0.02) |
| Income from discontinued operations | $ 0.46 | $ 0.12 | $ 0.03 |
| Gain on sale of real estate | $ — | $ — | $ — |

## 5. Investments in Unconsolidated Entities

The Company owns indirect interests in real estate through its investments in the Core Fund, the Grocery-Anchored Portfolio and Distribution Park Rio. The table below presents the activity of the Company's unconsolidated entities as of and for the years ended December 31, 2011, 2010 and 2009 (in thousands):

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Beginning balance | $373,798 | $379,057 | $364,374 |
| Contributions | — | — | 27,953 |
| Distributions declared | (16,117) | (12,160) | (12,326) |
| Equity in earnings (losses) | (5,137) | 5,513 | (8,777) |
| Effect of exchange rate | (3,558) | 1,388 | 7,833 |
| Ending balance | $348,986 | $373,798 | $379,057 |

### *Investment in the Core Fund*

The Core Fund is a partnership organized in August 2003 by Hines to invest in existing core office properties in the United States that Hines believes are desirable long-term core holdings. The Core Fund owns interests in real estate assets through certain limited liability companies and limited partnerships which have mortgage financing in place. The Company owned an approximate 27.5% and 26.8% non-managing general partner interest in the Core Fund as of December 31, 2011 and 2010, respectively. The Core Fund owned interests in 23 and 24 office properties throughout the United States as of December 31, 2011 and 2010, respectively.

Condensed consolidated financial information of the Core Fund is summarized below:

**Condensed Consolidated Balance Sheets of the Core Fund**
**as of December 31, 2011 and 2010**

| | 2011 | 2010 |
|---|---|---|
| | (In thousands) | |
| **ASSETS** | | |
| Cash | $ 213,648 | $ 131,353 |
| Investment property, net | 2,973,537 | 3,265,193 |
| Other assets | 825,913 | 725,498 |
| Total Assets | $4,013,098 | $4,122,044 |
| **LIABILITIES AND EQUITY** | | |
| Debt | $2,227,090 | $2,463,920 |
| Other liabilities | 298,584 | 260,922 |
| Redeemable noncontrolling interests | 411,768 | 454,036 |
| Total equity | 1,075,656 | 943,166 |
| Total Liabilities and Equity | $4,013,098 | $4,122,044 |

**Condensed Consolidated Statements of Operations of the Core Fund**
**For the Years Ended December 31, 2011, 2010 and 2009**

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In thousands) | |
| Revenues, other income and interest income | $ 428,404 | $ 432,068 | $ 459,763 |
| Property operating expenses | (199,273) | (191,376) | (207,220) |
| Interest expense | (128,095) | (133,522) | (129,762) |
| Depreciation and amortization | (140,934) | (151,265) | (167,664) |
| Impairment loss | (101,057) | — | — |
| Loss on derivative instruments | (296) | — | — |
| Income tax expense | (425) | (406) | (717) |
| Income from discontinued operations | 2,770 | 8,073 | 6,967 |
| Gain on sale of discontinued operations | 114,114 | 106,830 | — |
| Net income (loss) | (24,792) | 70,402 | (38,633) |
| Less (income) loss allocated to noncontrolling interests | (1,750) | (60,266) | 1,645 |
| Net income (loss) attributable to partners | $ (26,542) | $ 10,136 | $ (36,988) |

During the second quarter of 2011, the Core Fund recorded an impairment loss of $101.1 million related to five of its properties located in suburban Sacramento. The Company's pro rata share of this loss was approximately $18.0 million which has been included in equity in earnings (losses) for the year ended December 31, 2011.

*Three First National Plaza*

On August 26, 2011, the Core Fund sold Three First National Plaza, an office building located in Chicago, Illinois, which it acquired in March 2005 for a contract purchase price of $245.3 million. The contract sales price was $344.0 million. As a result of the sale, the Core Fund recognized a gain on sale of $114.1 million, which is included in income from discontinued operations above. The Company's proportionate share of gain in relation to this sale was $20.5 million, which is included in equity in earnings (losses) of unconsolidated entities, net in the consolidated statements of operations.

*One North Wacker*

On December 9, 2011, the Core Fund sold a 49% noncontrolling limited partner interest in the subsidiary that owns One North Wacker, an office building located in Chicago, Illinois, which it acquired in March 2008 for a contract purchase price of $540.0 million. The contract sales price for the 49% noncontrolling interest in One North Wacker was $298.9 million. Due to the Core Fund retaining its controlling interest in the asset, this transaction was accounted for as an equity transaction, and therefore, no gain was recognized on the sale.

*Investment in Distribution Park Rio*

The Company owns a 50% indirect interest in Distribution Park Rio, an industrial property located in Rio de Janeiro, Brazil, through a joint venture with Hines Calpers Brazil ("HCB"), an affiliate of Hines. The Company formed the joint venture in June 2007 with an initial investment of $28.9 million. The property consists of four industrial buildings that were constructed between 2001 and 2007. The buildings contain 693,115 square feet of rentable area that is 100% leased. Consolidated condensed financial information of Distribution Park Rio is summarized below:

**Condensed Consolidated Balance Sheets of Distribution Park Rio as of December 31, 2011 and 2010**

| | 2011 | 2010 |
|---|---|---|
| | (In thousands) | |
| **ASSETS** | | |
| Cash | $ 52 | $ 55 |
| Investment property, net | 54,692 | 62,476 |
| Other assets | 2,035 | 2,505 |
| Total Assets | $56,779 | $65,036 |
| **LIABILITIES AND EQUITY** | | |
| Total liabilities | $ 396 | $ 378 |
| Partners' equity | 56,383 | 64,658 |
| Total Liabilities and Partners' Equity | $56,779 | $65,036 |

**Condensed Consolidated Statements of Operations of Distribution Park Rio For the Years Ended December 31, 2011, 2010 and 2009**

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In thousands) | |
| Total revenues and interest income | $ 8,819 | $ 8,584 | $ 7,680 |
| Total expenses | (3,984) | (3,830) | (3,301) |
| Net income | $ 4,835 | $ 4,754 | $ 4,379 |

*Investment in the Grocery-Anchored Portfolio*

On November 13, 2008, the Company acquired a 70% interest in a joint venture with a subsidiary of Weingarten Realty Investors ("Weingarten"). Concurrently, the joint venture entered into an agreement to acquire a portfolio of 12 grocery-anchored retail centers owned by Weingarten for $271.4 million. Weingarten will continue to manage this portfolio for the joint venture, though the Company's approval is required for any significant actions of the joint venture.

The Company has concluded its investment in the joint venture with Weingarten qualifies as a variable interest entity ("VIE") under ASC 810 "Consolidation." As described above, the joint venture is financed with a $100.0 million secured note, which is solely guaranteed by Weingarten. Given the Weingarten loan guarantees, the Company has determined that Weingarten is the primary beneficiary of this VIE. Therefore, the Company has not consolidated the entity. In the event that the terms of the guarantee provided by Weingarten are modified, the

Company will re-evaluate its accounting treatment for this investment. The Company's maximum loss exposure is expected to change in future periods as a result of income earned, distributions received and contributions made. Other than the initial capital contribution provided by the Company at the inception of the joint venture, the Company has not provided any additional subordinated financial support. The table below includes the Company's maximum loss exposure related to this investment as of December 31, 2011 and 2010, which is equal to the carrying value of its investment in the joint venture reflected in the balance sheet line item "Investments in unconsolidated entities" for each period. Amounts are in thousands:

| Period | Investment in Grocery-Anchored Portfolio(1) | Maximum Risk of Loss |
|---|---|---|
| December 31, 2011 | $59,904 | $59,904 |
| December 31, 2010 | $66,123 | $66,123 |

(1) Represents the carrying amount of the investment in the Grocery-Anchored Portfolio, which includes the net effect of contributions made, distributions received and the Company's share of equity in earnings.

Condensed consolidated financial information of the Grocery-Anchored Portfolio is summarized below:

**Condensed Consolidated Balance Sheets of WRI HR Retail Venture I LLC Portfolio as of December 31, 2011 and 2010**

| | 2011 | 2010 |
|---|---|---|
| | (In thousands) | |
| **ASSETS** | | |
| Cash | $ 3,222 | $ 2,454 |
| Investment property, net | 165,252 | 167,909 |
| Other assets | 19,556 | 27,701 |
| Total Assets | $188,030 | $198,064 |
| **LIABILITIES AND EQUITY** | | |
| Debt | $126,690 | $127,334 |
| Other liabilities | 6,514 | 7,335 |
| Partners' equity | 54,826 | 63,395 |
| Total Liabilities and Equity | $188,030 | $198,064 |

**Condensed Consolidated Statements of WRI HR Retail Venture I LLC Portfolio For the Years Ended December 31, 2011, 2010 and 2009**

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| | | (In thousands) | |
| Total revenues and interest income | $ 23,848 | $ 24,544 | $ 24,245 |
| Total expenses | (21,792) | (22,066) | (21,988) |
| Net income | $ 2,056 | $ 2,478 | $ 2,257 |

***Impairment of Unconsolidated Entities***

The Company's investments in unconsolidated entities are reviewed for impairment, periodically, if events or circumstances change indicating that the carrying amount of its investments may not be recoverable. An impairment charge is recorded if it determines that a decline in the value of an investment is other than temporary. Based on the analysis of the facts and circumstances at December 31, 2011, no impairment was recorded for the Company's investments in unconsolidated entities. However, if market conditions deteriorate and result in lower valuations or reduced cash flows of our investments, impairment charges may be recorded in future periods.

## 6. Debt Financing

The following table includes all of the Company's outstanding notes payable balances as of December 31, 2011 and December 31, 2010 (in thousands, except interest rates):

| Description | Maturity Date | Interest Rate | Principal Outstanding at December 31, 2011 | Principal Outstanding at December 31, 2010 |
|---|---|---|---|---|
| **SECURED MORTGAGE DEBT** | | | | |
| Metropolitan Life Insurance Company — 1515 S. Street | 9/1/2016 | 4.250% | $ 40,691(1) | $ 45,000 |
| Wells Fargo Bank, N.A. — Airport Corporate Center | 9/1/2021 | 5.140% | 79,000(2) | 64,454 |
| The Prudential Insurance Company of America — One Wilshire | 11/1/2012 | 5.980% | 159,500(3) | 159,500 |
| New York State Teachers' Retirement System — 2555 Grand | 5/1/2013 | 5.375% | 86,000(4) | 86,000 |
| New York State Teachers' Retirement System — Williams Tower | 6/1/2013 | 5.500% | 165,000(5) | 165,000 |
| Artesia Mortgage Capital Corporation — Arapahoe Business Park I | 6/11/2015 | 5.330% | 9,556(6) | 9,687 |
| Artesia Mortgage Capital Corporation — Arapahoe Business Park II | 11/11/2015 | 5.530% | 10,066(7) | 10,215 |
| IXIS Real Estate Capital Inc. — Raytheon/ DIRECTV Buildings | 12/5/2016 | 5.675% | 51,222(8) | 52,069 |
| Artesia Mortgage Capital Corporation — 345 Inverness Drive | 12/11/2016 | 5.850% | 15,123(9) | 15,317 |
| Capmark Finance, Inc. — Atrium on Bay | 2/26/2017 | 5.330% | —(10) | 190,019 |
| **HSH POOLED MORTGAGE FACILITY** | | | | |
| HSH Nordbank — Citymark, 321 North Clark, 1900 and 2000 Alameda | 8/1/2016 | Variable(11) | 185,000 | 185,000 |
| HSH Nordbank — 3400 Data Drive, 2100 Powell | 1/12/2017 | Variable(11) | 98,000 | 98,000 |
| HSH Nordbank — Daytona and Laguna Buildings | 5/2/2017 | Variable(11) | 119,000 | 119,000 |
| HSH Nordbank — 3 Huntington Quadrangle | 7/19/2017 | Variable(11) | 48,000 | 48,000 |
| HSH Nordbank — Seattle Design Center/5th and Bell | 8/14/2017 | Variable(11) | 70,000 | 70,000 |
| **MET LIFE SECURED MORTGAGE FACILITY** | | | | |
| Met Life — JPMorgan Chase Tower/ Minneapolis Office/ Flex Portfolio | 1/1/2013 | 5.700% | 205,000 | 205,000 |
| **OTHER NOTES PAYABLE** | | | | |
| KeyBank Revolving Credit Facility | 2/3/2013 | Variable | —(12) | — |
| Atrium Note Payable | 10/1/2011 | 7.390% | —(10) | 2,896 |
| **TOTAL PRINCIPAL OUTSTANDING** | | | 1,341,158 | 1,525,157 |
| Unamortized Discount(13) | | | (2,934) | (3,613) |
| **NOTES PAYABLE** | | | $1,338,224 | $1,521,544 |

(1) This interest-only loan's original principal amount of $45.0 million was entered into by the Company in connection with its acquisition of 1515 S. Street. In August 2011, the Company executed a mortgage agreement with Metropolitan Life Insurance Company and retired the existing $45.0 million note payable. The new mortgage is a five year, $41.0 million loan with a fixed interest rate of 4.25%. The mortgage has a 25-year amortization schedule and is secured by our interest in 1515 S. Street.

(2) In August 2011, the Company executed a mortgage agreement with John Hancock Life Insurance Company (USA) to refinance Airport Corporate Center's $65.0 million mortgage. The new mortgage is a 10-year, $79.0 million mortgage with a fixed rate of 5.14%. The mortgage requires interest payments for the first two years, at which time the mortgage begins amortizing until its maturity. Previously in March 2010, the Company refinanced Airport Corporate Center's $77.9 million mortgage with a $65.0 million mortgage with Westdeutsche Immobilienbank AG.

(3) The Company entered into mortgage financing in connection with its acquisition of One Wilshire. The mortgage agreement provided for an interest-only loan with a principal amount of $159.5 million.

(4) The Company entered into an interest-only loan with the New York State Teachers' Retirement System ("NYSTRS") in the principal amount of $86.0 million secured by its interest in 2555 Grand.

(5) The Company entered into an interest-only loan with NYSTRS in the principal amount of $165.0 million secured by its interest in Williams Tower.

(6) The Company assumed a $9.8 million note in connection with its acquisition of Arapahoe Business Park I. The note was interest-only until June 11, 2010, at which time the principal began amortizing until its maturity.

(7) The Company assumed a $10.5 million amortizing note in connection with its acquisition of Arapahoe Business Park II.

(8) The Company assumed an amortizing mortgage note in the principal amount of $54.2 million in connection with its acquisition of the Raytheon/DirecTV Buildings.

(9) The Company assumed a $15.5 million note in connection with its acquisition of 345 Inverness Drive. The note was interest-only until June 11, 2010, at which time the principal began amortizing until its maturity.

(10) Atrium on Bay was sold on June 1, 2011. All related mortgages and notes payable were assumed by the purchaser. See Note 4 — Discontinued Operations for additional information.

(11) These loans have a floating interest rate based on LIBOR plus 0.4%. The Company entered into an interest rate swap agreement which effectively fixed the interest rate of this borrowing at a specified rate. See Note 7 — Derivative Instruments for additional information regarding the Company's derivatives.

(12) The Company entered into a new $45.0 million revolving line of credit with KeyBank pursuant to a Credit Agreement dated February 3, 2011 and a Promissory Note dated February 3, 2011. The facility (as amended) provided for an original expiration date of August 3, 2011, subject to extension at the Company's election for an additional 18-month period. Interest will be determined, at the Company's election, based on (i) the Prime Rate, (ii) the Federal Funds Rate or (iii) LIBOR plus a margin of at least 3.25%. On August 2, 2011, the Company exercised its option to extend the maturity date to February 3, 2013.

(13) The Company assumed notes payable in connection with various acquisitions, which were recorded at their estimated fair value as of the date of acquisition. The difference between the fair value at acquisition and the principal outstanding is amortized over the term of the related note.

***Revolving Credit Facility with KeyBank National Association***

The Company was party to a credit agreement with KeyBank National Association ("KeyBank"), as administrative agent for itself and various other lenders named in the credit agreement, which provided for a revolving credit facility (the "Revolving Credit Facility") with maximum aggregate borrowing capacity of up to $250.0 million. The Company established this facility to repay certain bridge financing incurred in connection with certain of its acquisitions and to provide a source of funds for future real estate investments and to fund its general working capital needs. This facility expired in October 2010. In 2011, the Company entered into a new $45.0 million revolving credit facility with KeyBank. See item 12 to the notes in the table above for additional information regarding the facility.

### *HSH Pooled Mortgage Facility*

On August 1, 2006 (as amended on January 19, 2007), certain of the Company's subsidiaries entered into a credit agreement with HSH Nordbank providing for a secured credit facility in the maximum principal amount of $520.0 million (the "HSH Credit Facility"), subject to certain borrowing limitations. The total borrowing capacity under the HSH Credit Facility was based upon a percentage of the appraised values of the properties that the Company selected to serve as collateral under this facility, subject to certain debt service coverage limitations. Amounts drawn under the HSH Credit Facility bear interest at variable interest rates based on one-month LIBOR plus an applicable margin.

The Company purchased interest rate protection in the form of interest rate swap agreements prior to borrowing any amounts under the HSH Credit Facility to secure it against fluctuations of LIBOR. Loans under the HSH Credit Facility may be prepaid in whole or in part, subject to the payment of certain prepayment fees and breakage costs. As of December 31, 2011, the Company had $520.0 million outstanding under the HSH Credit Facility, therefore it has no remaining borrowing capacity under this facility.

The Operating Partnership provides customary non-recourse carve-out guarantees under the HSH Credit Facility and limited guarantees with respect to the payment and performance of (i) certain tenant improvement and leasing commission obligations in the event the properties securing the loan fail to meet a combined occupancy requirement of at or above 85% and (ii) certain major capital repairs with respect to the properties securing the loans. As of December 31, 2011, certain properties failed to meet this occupancy requirement. See Note 12 — Commitments and Contingencies for additional details of the potential guaranty obligation.

The HSH Credit Facility provides that an event of default will exist if a change in majority ownership or control occurs for the Advisor or Hines, or if the Advisor no longer provides advisory services or manages the day-to-day operations of Hines REIT. The HSH Credit Facility also contains other customary events of default, some with corresponding cure periods, including, without limitation, payment defaults, cross-defaults to other agreements evidencing indebtedness and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens and the maintenance of certain financial ratios. The Company is not aware of any instances of noncompliance relating to covenants of the HSH Credit Facility as of December 31, 2011.

Additionally, HSH Nordbank has the right to have the properties serving as collateral under this facility appraised every two years. Should the aggregate outstanding principal amounts under this facility exceed 55% of the lender's appraised values, the Company must rebalance through making partial payment or providing additional collateral to eliminate such excess. During the fourth quarter of 2009, the Company made payments totaling $106.1 million to HSH Nordbank in order to rebalance the collateral for the properties under this facility. In May 2011, the Company replaced the HSH Nordbank Collateral deposit with a letter of credit from the Bank of Montreal. As collateral for the letter of credit, the Company posted a cash deposit of $107.0 million with the Bank of Montreal, which is classified as restricted cash in the consolidated balance sheet. If real estate values decline, the Company could be required to pay additional amounts to rebalance the collateral for the properties under this credit facility.

***Secured Mortgage Facility with Metropolitan Life Insurance Company***

On December 20, 2007, a subsidiary of the Operating Partnership entered into a credit agreement with Metropolitan Life Insurance Company ("Met Life"), which provided a secured credit facility to the borrower and certain of our subsidiaries (the "Met Life Credit Facility"), subject to certain borrowing limitations. As of December 31, 2011, the Company has $205.0 million outstanding related to two loans under the Met Life Credit Facility and there is no remaining capacity under this credit facility.

The Met Life Credit Facility also contains other customary events of default, some with corresponding cure periods, including, without limitation, payment defaults, cross-defaults to other agreements evidencing indebtedness and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens and the maintenance of minimum loan-to- value and debt service coverage ratios. The Company is not aware of any instances of noncompliance relating to covenants of the Met Life Credit Facility as of December 31, 2011.

***Additional Debt Secured by Investment Property***

From time to time, the Company obtains mortgage financing for its properties outside of the credit facilities described above. Other than the exceptions described in the notes to the table above, these mortgages contain fixed rates of interest and are secured by the property to which they relate. These mortgage agreements contain customary events of default, with corresponding grace periods, including payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on liens and indebtedness and maintenance of certain financial ratios. In addition, the Company has executed customary recourse carve-out guarantees of certain obligations under its mortgage agreements and the other loan documents. The Company is not aware of any instances of noncompliance of covenants related to these agreements as of December 31, 2011.

The following table summarizes required principal payments on the Company's outstanding notes payable for each of the years ended December 31, 2012 through December 31, 2016 and for the period thereafter (in thousands):

| | Principal Payments due by Period | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | 2013 | 2014 | 2015 | 2016 | Thereafter |
| Notes Payable ........... | $161,843 | $458,758 | $3,761 | $22,294 | $284,419 | $410,083 |

## 7. Derivative Instruments

The Company has several interest rate swap transactions with HSH Nordbank. These swap transactions were entered into as economic hedges against the variability of future interest rates on the Company's variable interest rate borrowings with HSH Nordbank. The Company has not designated any of its derivative instruments as hedging instruments for accounting purposes. The interest rate swaps have been recorded at their estimated fair value in the accompanying balance sheets and changes in the fair value were recorded in gain (loss) on derivative instruments, net in the Company's consolidated statements of operations (see Note 13— Fair Value Disclosures for additional information).

The tables below provide additional information regarding each of the Company's outstanding interest rate swaps (all amounts are in thousands except for interest rates):

| Effective Date | Expiration Date | Notional Amount | Interest Rate Received | Interest Rate Paid |
|---|---|---|---|---|
| August 1, 2006 | August 1, 2016 | $185,000 | LIBOR | 5.4575% |
| January 12, 2007 | January 12, 2017 | $ 98,000 | LIBOR | 4.8505% |
| May 1, 2007 | May 1, 2017 | $119,000 | LIBOR | 4.9550% |
| July 17, 2007 | July 17, 2017 | $ 48,000 | LIBOR | 5.5800% |
| July 24, 2007 | July 24, 2017 | $ 70,000 | LIBOR | 5.5800% |

| | Liability Derivatives Fair value as of December 31, | |
|---|---|---|
| | 2011 | 2010 |
| **Derivatives not designated as hedging instruments for accounting purposes:** | | |
| Interest rate swap contracts | $109,891 | $85,301 |
| Total derivatives | $109,891 | $85,301 |

Gain (loss) on derivative instruments, net, includes the following for the years ended December 31, 2011, 2010 and 2009:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Gain (loss) on interest rate swaps(1) | $(24,590) | $(18,525) | $49,297 |
| Loss on foreign currency swap(2) | — | (110) | — |
| Total | $(24,590) | $(18,635) | $49,297 |

(1) Amounts represent the gain (loss) on interest rate swaps due to changes in fair value and are recorded in gain (loss) on derivative instruments, net in the consolidated statements of operations.

(2) The Company entered into a foreign currency swap in February 2010 in relation to its sale of Distribution Park Araucaria. This amount is recorded in income from discontinued operations, net of taxes in the consolidated statements of operations.

## 8. Distributions

With the authorization of its board of directors, the Company has declared distributions monthly and aggregated and paid such distributions quarterly. The Company intends to continue this distribution policy for so long as its board of directors decides this policy is in the best interests of its shareholders. Beginning July 1, 2010, the annual distribution rate was decreased from $0.00165699 to $0.00138082 per share, per day, which represented a change in the annualized distribution rate from 6% to 5% (based on the Company's prior primary offering price of $10.08 per share).

With the authorization of its board of directors, the Company continued to declare distributions in the amount of $0.00138082 per share, per day through April 30, 2012, which represents an annual distribution rate of 6.5%, based on the Company's estimated share value of $7.78, determined on May 24, 2011 (assuming the current distribution rate is maintained for a twelve-month period).

With respect to the $0.00138082 per share, per day distributions declared for July 2011 through April 2012, $0.00041425 of the per share, per day distributions were or will be designated by the Company as special distributions which represent a return of a portion of the shareholders' invested capital and, as such, reduce their remaining investment in the Company. The special distributions were or will be funded with a portion of the proceeds from sales of investment property. The above designation of a portion of the distributions as special distributions does not impact the tax treatment of the distributions to the Company's shareholders. The remaining 70% of our distributions was or will be paid from funds generated by the Company's operations.

The table below outlines the Company's total distributions declared to shareholders and noncontrolling interests for years ended December 31, 2011, 2010 and 2009, respectively, including the breakout between the distributions paid in cash and those reinvested pursuant to the Company's dividend reinvestment plan (all amounts are in thousands).

| | Shareholders | | | Noncontrolling Interests |
|---|---|---|---|---|
| Year Ended | Cash Distributions | Distributions Reinvested | Total Declared | Total Declared |
| December 31, 2011 | $64,734 | $48,890 | $113,624 | $5,014 |
| December 31, 2010 | $64,165 | $58,183 | $122,348 | $4,524 |
| December 31, 2009 | $62,365 | $66,838 | $129,203 | $4,065 |

## 9. Related Party Transactions

The table below outlines fees incurred and expense reimbursements payable to Hines, the Advisor and Hines Securities, Inc. (the "Dealer Manager") for each of the years ended December 31, 2011, 2010 and 2009 and amounts outstanding as of December 31, 2011 and 2010. A description of each of the fees included in the table follows. All amounts are in thousands:

| | Incurred for the Year Ended December 31, | | | Unpaid as of December 31, | |
|---|---|---|---|---|---|
| Type and Recipient | 2011 | 2010 | 2009 | 2011 | 2010 |
| Participation Interest in the Operating Partnership — HALP Associates Limited Partnership | $ 3,635 | $15,490 | $12,424 | $76,968 | $73,333 |
| **Due to Affiliates** | | | | | |
| Selling Commissions & Dealer Manager Fee — the Dealer Manager | $ — | $ 118 | $21,467 | $ — | $ — |
| Issuer Costs — the Advisor | 73 | 163 | — | 19 | 9 |
| Acquisition Fee — the Advisor | — | — | 1,160 | — | — |
| Asset Management Fee — the Advisor | 12,538 | 15,054 | 14,400 | 2,519 | 3,759 |
| Disposition Fee — the Advisor(1) | — | 1,410 | — | — | — |
| Debt Financing Fee — the Advisor | 410 | 650 | 242 | 410 | — |
| Other — The Advisor(2) | 3,931 | 3,913 | 2,971 | 700 | 785 |
| Property Management Fee — Hines | 6,819 | 7,373 | 7,839 | (29) | 12 |
| Leasing Fee — Hines | 3,097 | 2,686 | 1,339 | 1,525 | 958 |
| Tenant Construction Management Fees — Hines | 29 | 20 | 55 | 13 | 15 |
| Re-development Construction Management Fees — Hines | — | — | 11 | — | — |
| Expense Reimbursements — Hines (with respect to management and operation of the Company's properties) | 16,432 | 17,163 | 17,016 | 666 | 633 |
| Due to Affiliates | | | | $ 5,823 | $ 6,171 |

(1) This fee was paid in connection with the disposition of Distribution Parks Araucaria, Elouveira and Vinhedo. See Note 4 — Discontinued Operations for additional information.

(2) Includes amounts the Advisor paid on behalf of the Company such as general and administrative expenses. These amounts are generally reimbursed to the Advisor during the month following the period in which they are incurred.

***Issuer Costs***

The Company commenced the Third Offering on July 1, 2008. The Third Offering expired on June 30, 2010 (for all states other than Florida which expired on December 31, 2010). As of December 31, 2010, the Advisor had incurred $25.0 million of organizational and offering costs related to the Third Offering. Pursuant to the terms of the advisory agreement in effect from the beginning of the Third Offering through June 30, 2010, the Company was not obligated to reimburse the Advisor for organizational and offering costs related to the Third Offering. Additionally, the Advisor is not a shareholder of the Company. Accordingly, no such amounts were recorded in the accompanying consolidated financial statements.

On July 1, 2010, the Company executed a new advisory agreement (the "Advisory Agreement") with the Advisor. Pursuant to the terms of the Advisory Agreement, the Company agreed to reimburse the Advisor for any issuer costs that it pays on the Company's behalf, which consist of, among other costs, actual legal, accounting, bona fide out-of-pocket itemized and detailed due diligence costs, printing, filing fees, transfer agent costs, postage, escrow fees, data processing fees, advertising and sales literature and other offering-related costs. The Advisory Agreement was renewed for an additional one year term on June 30, 2011. For the years ended December 31, 2011 and 2010, issuer costs incurred by the Advisor on the Company's behalf were not significant.

***Advisory Agreement***

Pursuant to the Advisory Agreement, the Company is required to pay the following fees and expense reimbursements:

*Asset Management Fees* — The Company pays asset management fees to the Advisor for services related to managing, operating, directing and supervising the operations and administration of the Company and its assets. Prior to July 1, 2011, the asset management fees were earned by the Advisor monthly in an amount equal to 0.0625% of the net equity capital the Company has invested in real estate investments as of the end of each month. For the period July 1, 2011 through December 31, 2012, our Advisor has agreed to waive a portion of its monthly cash asset management fee such that the fee will be reduced from 0.0625% to 0.0417% (0.75% to 0.50% on an annual basis) of the net equity capital we have invested in real estate investments as of the end of each month. Asset management fees are expensed in the consolidated statements of operations and unpaid amounts are included in due to affiliates in the consolidated balance sheets.

*Debt Financing Fee* — The Company pays financing fees to the Advisor for services related to identifying and evaluating potential financing and refinancing sources, negotiating and executing financing agreements and monitoring the debt facilities. These fees are equal to 1.0% of the amount (i) obtained under any property loan or (ii) made available to the Company under any other debt financing. As the Company incurs the financing fees payable to the Advisor, these fees will be deferred and amortized into interest expense using a straight-line method, which approximates the effective interest method, over the life of the related debt. In the case of a debt modification, the Company will expense the financing fees payable to the Advisor as incurred.

*Reimbursement by the Advisor to the Company* — The Advisor must reimburse the Company quarterly for any amounts by which operating expenses exceed, in any four consecutive fiscal quarters, the greater of (i) 2.0% of the Company's average invested assets, which consists of the average book value of its real estate properties, both equity interests in and loans secured by real estate, before reserves for depreciation or bad debts or other similar non-cash reserves, or (ii) 25.0% of its net income (as defined by the Company's Amended and Restated Articles of Incorporation), excluding the gain on sale of any of the Company's assets, unless Hines REIT's independent directors determine that such excess was justified. Operating expenses generally include all expenses paid or incurred by the Company as determined by generally accepted accounting principles, except certain expenses identified in Hines REIT's Amended and Restated Articles of Incorporation. For the years ended December 31, 2011, 2010 and 2009, the Company did not exceed this limitation.

***Dealer Manager Agreement***

The Company retained an affiliate of the Advisor to serve as Dealer Manager for its public offerings. The dealer manager agreement for the Third Offering provided for selling commissions equal to 7.0% of the gross proceeds from sales of common stock, all of which was reallowed to participating broker dealers, and no selling commissions related to shares issued pursuant to the dividend reinvestment plan. It also provided for a dealer manager fee equal to up to 2.2% of gross proceeds from the sales of common stock other than issuances pursuant to the dividend reinvestment plan, a portion of which was reallowed to participating broker dealers. Selling commissions and dealer manager fees were offset against additional paid-in capital in the accompanying consolidated statements of equity. The Company terminated the Third Offering effective January 1, 2010.

On July 1, 2010, the Company commenced the DRP Offering. Consistent with previous offerings, the Dealer Manager will not receive selling commissions or a dealer manager fee with respect to shares sold pursuant to the Company's dividend reinvestment plan under the DRP Offering.

***Property Management and Leasing Agreements***

The Company has entered into property management and leasing agreements with Hines to manage the leasing and operations of properties in which it directly invests. As compensation for its services, Hines receives the following:

- A property management fee equal to the lesser of 2.5% of the annual gross revenues received from the properties or the amount of property management fees recoverable from tenants of the property under the leases. Property management fees are expensed in the consolidated statements of operations and unpaid amounts are included in due to affiliates in the consolidated balance sheets.
- A leasing fee of 1.5% of gross revenues payable over the term of each executed lease including any lease renewal, extension, expansion or similar event and certain construction management and re-development construction management fees, in the event Hines renders such services. Leasing fees are recorded in deferred lease costs and are amortized over the life of the lease to which they relate. Unpaid amounts are included in due to affiliates in the consolidated balance sheets.
- The Company is generally required to reimburse Hines for certain operating costs incurred in providing property management and leasing services pursuant to the property management and leasing agreements. Included in this reimbursement of operating costs are the cost of personnel and overhead expenses related to such personnel who are located at the property as well as off-site personnel located in Hines' headquarters and regional offices, to the extent the same relate to or support the performance of Hines's duties under the agreement. However, the reimbursable cost of these off-site personnel and overhead expenses will be limited to the lesser of the amount that is recovered from the tenants under their leases and/or a limit calculated based on the rentable square feet covered by the agreement. These costs, net of payments, resulted in liabilities which have been included in due to affiliates in the consolidated balance sheets.

### *The Participation Interest*

Pursuant to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, HALP owns a profits interest in the Operating Partnership. The number of units underlying the Participation Interest increases on a monthly basis in relation to the portion of any asset management fees or acquisition fees that is paid through equity units rather than cash. The limited partnership interest in the Operating Partnership attributable to the Participation Interest was 4.1% and 3.4% as of December 31, 2011 and December 31, 2010, respectively. The Participation Interest entitles HALP to receive distributions from the Operating Partnership based upon its percentage interest in the Operating Partnership at the time of distribution. The Company recorded a liability related to the Participation Interest in the accompanying consolidated balance sheets based on the estimated settlement value of this ownership interest which is remeasured to fair value at each balance sheet date. See Note 13 — Fair Value Disclosures for additional information.

The conversion and redemption features of the participation interest are accounted for in accordance with GAAP. Redemptions of the Participation Interest for cash will be accounted for as a reduction to the liability discussed above to the extent of such liability, with any additional amounts recorded as a reduction to equity. Conversions into common shares of the Company will be recorded as an increase to the outstanding common shares and additional paid-in capital accounts and a corresponding reduction in the liability discussed above. Redemptions and conversions of the Participation Interest will result in a corresponding reduction in the percentage attributable to the Participation Interest and will have no impact on the calculation of subsequent increases in the Participation Interest.

## 10. Changes in Assets and Liabilities

The effect of the changes in asset and liability accounts on cash flows from operating activities for the years ended December 31, 2011, 2010 and 2009 is as follows (in thousands):

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Change in other assets | $ (544) | $ (708) | $ (275) |
| Change in tenant and other receivables | (7,761) | (5,583) | (5,763) |
| Change in deferred leasing costs | (51,679) | (59,623) | (10,380) |
| Change in accounts payable and accrued expenses | (7,947) | 17,027 | (14,115) |
| Change in participation interest liability | 3,635 | 15,490 | 12,424 |
| Change in other liabilities | (102) | (853) | (3,689) |
| Change in due to affiliates | (337) | (4,814) | 1,803 |
| Changes in assets and liabilities | $(64,735) | $(39,064) | $(19,995) |

## 11. Supplemental Cash Flow Disclosures

Supplemental cash flow disclosures for the years ended December 31, 2011, 2010 and 2009 are as follows (in thousands):

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Supplemental Disclosure of Cash Flow Information** | | | |
| Cash paid for interest | $ 81,191 | $87,642 | $85,665 |
| Cash paid for income taxes | $ 1,203 | $ 1,875 | $ 3,068 |
| **Supplemental Schedule of Non-Cash Activities** | | | |
| Distributions declared and unpaid | $ 30,215 | $29,426 | $33,892 |
| Distributions reinvested | $ 49,603 | $62,045 | $67,692 |
| Loan transferred upon disposition of investment property | $199,278 | — | — |

## 12. Commitments and Contingencies

On July 1, 2010, Deloitte LLP ("Deloitte") signed a lease renewal for its space in JPMorgan Chase Tower, an office property located in Dallas, Texas. In connection with this renewal, the Company committed to fund $18.1 million of construction costs related to Deloitte's expansion and refurbishment of its space, to be paid in future periods. As of December 31, 2011, $4.6 million of this commitment remained unfunded and is recorded in accounts payable and accrued expenses in the accompanying consolidated balance sheet.

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes the final outcome of such matters will not have a material adverse effect on the Company's consolidated financial statements.

The HSH pooled mortgage facility credit agreement requires that the properties financed by this facility maintain a combined occupancy at or above 85%. As of December 31, 2011, certain properties failed to meet this occupancy requirement. As a result, the facility's limited payment guaranty to which the Company is a party has been triggered, requiring the Company to commit to fund a property leasing guaranty in an amount that would be required to increase the occupancy of all individual borrowing base assets to 90%. As of December 31, 2011, the Company believes the amount of this potential guaranty obligation is approximately $10.8 million. This guaranty will be discharged once the portfolio achieves a combined occupancy greater than or equal to 85% or once all outstanding payments of interest and principal are paid in full. No liability was recorded in relation to this guaranty as the Company believes the probability of performing under this guaranty is remote.

## 13. Fair Value Disclosures

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices observable for the asset or liability, such as interest rates and yield curves observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In instances in which the inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined is based on the lowest level input significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

### Assets and Liabilities Measured at Fair Value on a Recurring Basis

*Derivative Instruments*

As indicated previously in Note 7 — Derivative Instruments, the Company has several interest rate swap transactions with HSH Nordbank. These swap transactions were entered into as economic hedges against the variability of future interest rates on the Company's variable interest rate borrowings with HSH Nordbank. The Company has not designated any of these contracts as cash flow hedges for accounting purposes.

The Company records liabilities related to the fair values of its interest rate swap contracts. The valuation of these instruments is determined based on assumptions that management believes market participants would use in pricing, using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of our interest rate contracts have been determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

Although the Company has determined the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads related to evaluate the likelihood of default by the Company and its counterparty, HSH Nordbank. In adjusting the fair values of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds and guarantees. However, as of December 31, 2011 and 2010, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuations of its derivatives. As a result, the Company has determined its derivative valuations are classified in Level 2 of the fair value hierarchy.

The following table sets forth the Company's interest rate swaps which are measured at fair value on a recurring basis, which equals book value, by level within the fair value hierarchy as of December 31, 2011 and 2010 (in thousands). The Company's derivative financial instruments are recorded in interest rate swap contracts in the consolidated balance sheet. The Company has not designated any of its derivative instruments as hedging instruments for accounting purposes.

| | | Basis of Fair Value Measurements | | |
|---|---|---|---|---|
| Description | Fair Value | Quoted Prices In Active Markets for Identical Items (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| December 31, 2011 | $(109,891) | $— | $(109,891) | $— |
| December 31, 2010 | $ (85,301) | $— | $ (85,301) | $— |

## Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

*Impairment of Investment Property*

Real estate assets are reviewed for impairment each reporting period if events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In October 2009, the Company entered into a sale agreement with an unaffiliated third party to sell a land parcel it acquired in connection with its acquisition of Williams Tower in May 2008. The Company recorded a $3.4 million impairment charge in 2009, which was determined based on the expected sale price specified in the executed sale agreement.

On September 14, 2010, the Company sold the land parcel and recorded an additional impairment charge of approximately $811,000 in the period of sale based on the net sales price. The impairment charges for both periods are included in other losses, net in the accompanying consolidated statements of operations. The tables below include additional information regarding the impairment charges of the land parcel (in thousands):

| | | Basis of Fair Value Measurements | | | |
|---|---|---|---|---|---|
| **During the year ended** | **Fair Value of Assets** | **Quoted Prices In Active Markets for Identical Items (Level 1)** | **Significant Other Observable Inputs (Level 2)** | **Significant Unobservable Inputs (Level 3)** | **Impairment Loss** |
| December 31, 2011 | $ — | $— | $— | $— | $ — |
| December 31, 2010 | $ — | $— | $— | $— | $ 811 |
| December 31, 2009 | $12,770 | $— | $— | $— | $3,441 |

## Other Items

*Participation Interest*

The Company recorded a liability related to the Participation Interest based on the estimated settlement value of this ownership interest in the accompanying consolidated balance sheets which is remeasured at fair value at each balance sheet date. The fair value of the Operating Partnership interest underlying the Participation Interest liability is determined based on the related redemption price in place as of each balance sheet date. Adjustments required to record this liability at fair value are included in asset management and acquisition fees in the accompanying consolidated statements of operations.

On May 24, 2011, the Company's board of directors established an estimated value per share and per share redemption price of $7.78, which was reduced from the prior redemption price of $9.15. As a result, the fair value of the Participation Interest liability was reduced by $12.2 million, resulting in a reduction of the asset management fee expense for the period ending June 30, 2011. There was not a subsequent change in share price in the second half of 2011 and, therefore no additional fair value adjustment of the Participation Interest liability for the period July 1, 2011 through December 31, 2011. See Note 9 – Related Party Transactions – The Participation Interest for additional information.

*Other Financial Instruments*

As of December 31, 2011, management estimated that the fair value of notes payable, which had a carrying value of $1.3 billion, was $1.3 billion. As of December 31, 2010, management estimated that the fair value of notes payable, which had a carrying value of approximately $1.5 billion, was $1.5 billion. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assumes the debt is outstanding through maturity and considers the debt's collateral (if applicable). Management has utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates that are based on limited available market information for similar transactions, there can be no assurance that the disclosed values could be realized.

Other financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, restricted cash and marketable securities, distributions receivable, tenant and other receivables, accounts payable and accrued expenses, other liabilities and distributions payable. The carrying value of these items reasonably approximates their fair value based on their highly-liquid nature and/or short-term maturities.

## 14. Reportable Segments

The Company's investments in real estate are geographically diversified and management evaluates the operating performance of each at an individual property level. The Company has determined it has four reportable segments: 1) office properties, 2) domestic industrial properties, 3) domestic retail properties and 4) international industrial properties. The office properties segment consists of 20 office properties that the Company owns directly as well as 23 office properties that are owned indirectly through the Company's investment in the Core Fund. The domestic industrial properties segment consists of one directly-owned industrial property located in Dallas, Texas. The domestic retail segment consists of 12 grocery-anchored shopping centers that are owned indirectly through the Company's investment in a joint venture with Weingarten. The international industrial property segment consists of one industrial property located in Rio de Janeiro, Brazil that is owned indirectly through the Company's investment in a joint venture with a Hines affiliate.

The Company's indirect investments are accounted for using the equity method of accounting. As such, the activities of these investments are reflected in investments in unconsolidated entities in the consolidated balance sheets and equity in earnings (losses) of unconsolidated entities, net in the consolidated statements of operations.

The tables below provide additional information related to each of the Company's segments (in thousands) and a reconciliation to the Company's income or loss, as applicable. "Corporate-Level Accounts" includes amounts incurred by the corporate-level entities which are not allocated to any of the reportable segments. Further, certain amounts related to corporate-level accounts were reclassified in the reconciliation of property revenues in excess of expenses for the year ended December 31, 2009 to be consistent with the presentation for the year ended December 31, 2010 and 2011.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| **Total property revenue** | | | |
| Office properties | $272,727 | $286,092 | $312,412 |
| Domestic industrial properties | 5,605 | 4,453 | 4,480 |
| **Total segment property revenues** | $278,332 | $290,545 | $316,892 |
| **Property revenues in excess of expenses(1)** | | | |
| Office properties segment(1) | $156,803 | $168,540 | $186,425 |
| Domestic industrial properties segment(1) | 4,673 | 3,489 | 3,507 |
| **Total segment property revenues in excess of expenses** | $161,476 | $172,029 | $189,932 |
| **Equity in earnings (losses) of unconsolidated entities** | | | |
| Equity in earnings (losses) of domestic office properties | $ (7,529) | $ 2,705 | $ (11,049) |
| Equity in earnings of domestic retail properties | (9) | 287 | 129 |
| Equity in earnings of international industrial properties | 2,400 | 2,521 | 2,143 |
| **Equity in earnings (losses) of unconsolidated entities, net** | $ (5,138) | $ 5,513 | $ (8,777) |

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| **Total assets** | | |
| Office properties | $2,303,433 | $2,592,579 |
| Domestic industrial properties | 39,605 | 41,650 |
| Investment in unconsolidated entities — | | |
| Office properties | 260,990 | 275,372 |
| Domestic retail properties | 59,904 | 66,123 |
| International industrial properties | 28,092 | 32,303 |
| Corporate-level accounts(2) | 219,988 | 141,989 |
| **Total assets** | $2,912,012 | $3,150,016 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| **Reconciliation to net income (loss)** | | | |
| Total segment property revenues in excess of expenses | $161,476 | $ 172,029 | $ 189,932 |
| Asset management and acquisition fees | (16,173) | (30,544) | (27,984) |
| General and administrative | (6,740) | (6,925) | (6,108) |
| Depreciation and amortization | (92,518) | (102,012) | (111,255) |
| Other losses | — | (802) | (3,441) |
| Gain (loss) on derivative instruments, net | (24,590) | (18,525) | 49,297 |
| Interest expense | (81,207) | (80,889) | (82,371) |
| Interest income | 514 | 270 | 401 |
| Provision for income taxes | (494) | (543) | (550) |
| Equity in (earnings) losses of unconsolidated entities, net | (5,138) | 5,513 | (8,777) |
| Income from discontinued operations, net of tax | 108,784 | 27,045 | 6,929 |
| Gain on sale of real estate | — | — | 612 |
| **Net income (loss)** | $ 43,914 | $ (35,383) | $ 6,685 |

(1) Revenues less property operating expenses, real property taxes and property management fees.

(2) This amount primarily consists of the Company's $107.0 million cash collateral deposit related to the letter of credit with the Bank of Montreal (see Note 2 — Summary of Significant Accounting Policies—Restricted Cash for additional information) and cash and cash equivalents at the corporate level, which includes proceeds from the sale of Atrium on Bay.

## 15. Quarterly Financial Data (unaudited)

The following table presents selected unaudited quarterly financial data for each quarter during the year ended December 31, 2011 (in thousands except per share information):

| | For the Quarter Ended | | | |
|---|---|---|---|---|
| | March 31, 2011 | June 30, 2011 | September 30, 2011 | December 31, 2011 |
| Revenues | $ 68,907 | $ 71,640 | $ 68,495 | $ 69,290 |
| Equity in earnings (losses) of unconsolidated entities, net | (1,826) | (19,299) | 17,594 | (1,607) |
| Income from discontinued operations | 876 | 107,908 | — | — |
| Net income (loss) attributable to common shareholders | (10,433) | 79,465 | (19,839) | (10,293) |
| Income (loss) per common share Basic and diluted | (0.05) | 0.35 | (0.09) | (0.04) |

The following table presents selected unaudited quarterly financial data for each quarter during the year ended December 31, 2010 (in thousands except per share information):

| | For the Quarter Ended | | | |
|---|---|---|---|---|
| | March 31, 2010 | June 30, 2010 | September 30, 2010 | December 31, 2010 |
| Revenues | $ 74,059 | $69,237 | $ 75,439 | $71,810 |
| Equity in losses of unconsolidated entities, net | (1,718) | 11,297 | (2,157) | (1,909) |
| Income from discontinued operations(1) | 6,386 | 18,878 | 791 | 990 |
| Net income (loss) attributable to common shareholders | (14,065) | (9,624) | (29,369) | 13,151 |
| Income (loss) per common share Basic and diluted | (0.06) | (0.04) | (0.13) | 0.05 |

(1) The Company disposed of one property during 2011, which it acquired in February 2007. As a result, certain adjustments have been made to the financial data for each quarter during the year ended December 31, 2010.

* * * * *

**Item 9.** ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

**Item 9A.** ***Controls and Procedures***

**Disclosure Controls and Procedures**

In accordance with Exchange Act Rules 13a-15 and 15d-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2011, to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

**Management's Report on Internal Control Over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management's assessment of the effectiveness of our internal control system as of December 31, 2011 was based on the framework for effective internal control over financial reporting described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, as of December 31, 2011, our system of internal control over financial reporting was effective at the reasonable assurance level.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding control over financial reporting. Management's report was not subject to attestation by the company's independent registered public accounting firm pursuant to Section 989G of the Dodd-Frank Wall Street and Consumer Protection Act, which exempts non-accelerated filers from the auditor attestation requirement of section 404 (b) of the Sarbanes-Oxley Act.

March 30, 2012

### Change in Internal Controls

No changes have occurred in our internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

### Item 9B. *Other Information*

None.

## PART III

### Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC no later than April 30, 2012.

### Item 11. *Executive Compensation*

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC no later than April 30, 2012.

### Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC no later than April 30, 2012.

### Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC no later than April 30, 2012.

### Item 14. *Principal Accountant Fees and Services*

The information required by this Item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC no later than April 30, 2012.

## PART IV

**Item 15.** ***Exhibits, Financial Statement Schedules***

(a)(1) *Financial Statements*



(2) *Financial Statement Schedules*

Schedule II — Valuation and Qualifying Accounts is set forth beginning on page 101 hereof.

Schedule III — Real Estate Assets and Accumulated Depreciation is set forth beginning on page 102 hereof.

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are not applicable and therefore have been omitted.

* These financial statements were included in the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2012.

(b) *Exhibits*

Reference is made to the Index beginning on page 105 for a list of all exhibits filed as a part of this report.

* * * * * *

## Hines Real Estate Investment Trust, Inc.

## Schedule II — Valuation and Qualifying Accounts

| Description | Balance at the Beginning of the Period | Charged to Costs and Expenses | Deductions(a) | Balance at the End of the Period |
|---|---|---|---|---|
| | | (amounts in thousands) | | |
| Allowance for Doubtful Accounts as of December 31, 2011 | $4,005 | $3,814 | $(790) | $7,029 |
| Allowance for Doubtful Accounts as of December 31, 2010 | $1,222 | 3,191 | (408) | $4,005 |
| Allowance for Doubtful Accounts as of December 31, 2009 | $ 956 | 1,011 | (745) | $1,222 |

(a) Write-offs of accounts receivable previously reserved.

## Hines Real Estate Investment Trust, Inc.

## Schedule III — Real Estate Assets and Accumulated Depreciation
## December 31, 2011

| Description (a) | Location | Encumbrances | Initial Cost: Land | Initial Cost: Buildings and Improvements | Initial Cost: Total | Costs Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at 12/31/2011: Land | Gross Amount at Which Carried at 12/31/2011: Buildings and Improvements | Gross Amount at Which Carried at 12/31/2011: Total | Accumulated Depreciation | Date of Construction | Date Acquired | Life on Which Depreciation is Computed (b) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | (In thousands) | | | | | | | | | | | |
| 1900 and 2000 Alameda | San Mateo, California | $ 33,065 | $ 18,522 | $ 22,495 | $ 41,017 | $ 4,039 | $ 18,522 | $ 26,534 | $ 45,056 | $ (4,400) | 1971,1983 | June-05 | 10 to 40 years |
| Citymark | Dallas, Texas | 15,303 | 6,796 | 3,442 | 10,238 | 1,336 | 6,796 | 4,778 | 11,574 | (707) | 1987 | August-05 | 10 to 40 years |
| 1515 S Street | Sacramento, California | 40,691 | 13,099 | 54,017 | 67,116 | 2,050 | 13,099 | 56,067 | 69,166 | (8,688) | 1987 | November-05 | 10 to 40 years |
| Airport Corporate Center | Miami, Florida | 79,000 | 44,292 | 100,535 | 144,827 | 3,213 | 44,292 | 103,748 | 148,040 | (15,591) | 1982-1996(c) | January-06 | 10 to 40 years |
| 321 North Clark | Chicago, Illinois | 136,632 | 27,896 | 159,763 | 187,659 | 1,085 | 27,896 | 160,848 | 188,744 | (23,014) | 1987 | April-06 | 10 to 40 years |
| 3400 Data Drive | Rancho Cordova, California | 18,079 | 4,514 | 21,083 | 25,597 | 737 | 4,514 | 21,820 | 26,334 | (2,809) | 1990 | November-06 | 10 to 40 years |
| 2100 Powell | Emeryville, California | 79,921 | 31,258 | 93,316 | 124,574 | 250 | 31,258 | 93,566 | 124,824 | (11,905) | 2001 | December-06 | 10 to 40 years |
| Daytona Buildings | Redmond, Washington | 53,458 | 19,197 | 63,613 | 82,810 | 420 | 19,197 | 64,033 | 83,230 | (8,025) | 2002 | December-06 | 10 to 40 years |
| Laguna Buildings | Redmond, Washington | 65,542 | 28,619(d) | 76,180 | 104,799 | 430 | 28,619 | 76,610 | 105,229 | (9,549) | 1987 | January-07 | 10 to 40 years |
| Seattle Design Center | Seattle, Washington | 31,000 | 15,665 | 32,701 | 48,366 | 739 | 15,665 | 33,440 | 49,105 | (3,916) | 1973, 1983(e) | June-07 | 10 to 40 years |
| 5th and Bell | Seattle, Washington | 39,000 | 3,533 | 58,628 | 62,161 | 80 | 3,533 | 58,708 | 62,241 | (6,633) | 2002 | June-07 | 10 to 40 years |
| 3 Huntington Quadrangle | Melville, New York | 48,000 | 16,698 | 60,539 | 77,237 | 1,734 | 16,698 | 62,273 | 78,971 | (6,898) | 1971 | July-07 | 10 to 40 years |
| One Wilshire | Los Angeles, California | 159,500 | 32,618 | 236,797 | 269,415 | 4,124 | 32,618 | 240,921 | 273,539 | (26,476) | 1966 | August-07 | 10 to 40 years |
| Minneapolis Office/Flex Portfolio | Minneapolis, Minnesota | 45,000 | 23,308 | 45,384 | 68,692 | 5,869 | 23,308 | 51,253 | 74,561 | (5,696) | 1986-1999(f) | September-07 | 10 to 40 years |
| JPMorgan Chase Tower | Dallas, Texas | 160,000 | 9,285 | 253,293 | 262,578 | 1,671 | 9,285 | 254,964 | 264,249 | (26,368) | 1987 | November-07 | 10 to 40 years |
| 2555 Grand | Kansas City, Missouri | 86,000 | 1,194 | 123,816 | 125,010 | 295 | 1,194 | 124,111 | 125,305 | (11,926) | 2003 | February-08 | 10 to 40 years |
| Raytheon/DirecTV Buildings | El Segundo, California | 50,534 | 37,366 | 65,422 | 102,788 | 43 | 37,366 | 65,465 | 102,831 | (6,221) | 1976 | March-08 | 10 to 40 years |
| Williams Tower | Houston, Texas | 165,000 | 37,502(g) | 185,184 | 222,686 | 3,270 | 37,502 | 188,454 | 225,956 | (17,132) | 1982 | May-08 | 10 to 40 years |
| 4050/4055 Corporate Drive | Dallas, Texas | — | 6,030 | 34,022 | 40,052 | 795 | 6,030 | 34,817 | 40,847 | (3,086) | 1996, 1997 | May-08 | 10 to 40 years |
| 345 Inverness Drive | Denver, Colorado | 14,058 | 1,985 | 17,798 | 19,783 | 225 | 1,985 | 18,023 | 20,008 | (1,370) | 2002 | December-08 | 10 to 40 years |
| Arapahoe Business Park | Denver, Colorado | 18,441 | 3,463 | 29,350 | 32,813 | 157 | 3,463 | 29,507 | 32,970 | (2,244) | 1997-2001 | December-08 | 10 to 40 years |
| Total | | $1,338,224 | $382,840 | $1,737,378 | $2,120,218 | $32,562 | $382,840 | $1,769,940 | $2,152,780 | $(202,654) | | | |

(a) Assets consist of institutional-quality office properties and industrial/distribution facilities.

(b) Real estate assets are depreciated or amortized using the straight-lined method over the useful lives of the assets by class. The estimated useful lives for computing depreciation are generally 10 years for furniture and fixtures, 15-20 years for electrical and mechanical installations and 40 years for buildings. Major replacements that extend the useful life of the assets are capitalized and maintenance and repair costs are expensed as incurred.

(c) Airport Corporate Center consists of 11 buildings constructed between 1982 and 1996 and a 5.46-acre land development site.

(d) The decrease is a result of the sale of land owned in connection with Laguna in December 2009.

(e) Seattle Design Center consists of a two-story office building constructed in 1973 and a five-story office building with an underground garage constructed in 1983.

(f) The Minneapolis Office/Flex Portfolio consists of nine buildings constructed between 1986 and 1999.

(g) The decrease is a result of the sale of a 2.8 acre park and waterwall adjacent to Williams Tower in December 2008 and an impairment charge recorded on a land parcel in October 2009.

**The changes in total real estate assets for the years ended December 31 (in thousands):**

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Gross real estate assets** | | | |
| Balance, beginning of period | $2,389,475 | $2,522,029 | $2,449,790 |
| Additions during the period: | | | |
| Effect of foreign currency exchange rates | 5,529 | 8,778 | 68,671 |
| Other | 9,529 | 5,247 | 7,730 |
| Deductions during the period: | | | |
| Cost of real estate sold | (251,261) | (145,768) | — |
| Fully-depreciated assets | (492) | — | (191) |
| Other | — | (811) | (3,971) |
| **Ending Balance** | $2,152,780 | $2,389,475 | $2,522,029 |
| **Accumulated Depreciation** | | | |
| Balance, beginning of period | $ (176,263) | $ (128,749) | $ (75,783) |
| Depreciation | (47,644) | (50,110) | (51,268) |
| Retirements or sales of assets | 21,253 | 2,596 | (1,698) |
| **Ending Balance** | $ (202,654) | $ (176,263) | $ (128,749) |

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized representative.

HINES REAL ESTATE INVESTMENT TRUST, INC.
(registrant)

March 30, 2012

By: /s/ CHARLES N. HAZEN
Charles N. Hazen
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 30th day of March, 2012.

| Signature | Title | Date |
|---|---|---|
| /s/ JEFFREY C. HINES<br>Jeffrey C. Hines | Chairman of the Board of Directors | March 30, 2012 |
| /s/ CHARLES N. HAZEN<br>Charles N. Hazen | President and Chief Executive Officer (Principal Executive Officer) | March 30, 2012 |
| /s/ RYAN T. SIMS<br>Ryan T. Sims | Chief Financial Officer and Secretary (Principal Financial Officer and Secretary) | March 30, 2012 |
| /s/ J. SHEA MORGENROTH<br>J. Shea Morgenroth | Chief Accounting Officer and Treasurer (Principal Accounting Officer and Treasurer) | March 30, 2012 |
| /s/ CHARLES M. BAUGHN<br>Charles M. Baughn | Director | March 30, 2012 |
| /s/ THOMAS A. HASSARD<br>Thomas A. Hassard | Director | March 30, 2012 |
| /s/ C. HASTINGS JOHNSON<br>C. Hastings Johnson | Director | March 30, 2012 |
| /s/ LEE A. LAHOURCADE<br>Lee A. Lahourcade | Director | March 30, 2012 |
| /s/ STANLEY D. LEVY<br>Stanley D. Levy | Director | March 30, 2012 |
| /s/ PAUL B. MURPHY JR.<br>Paul B. Murphy Jr. | Director | March 30, 2012 |

## INDEX TO EXHIBITS

| Exhibit No. | Description |
|---|---|
| 3.1 | Second Amended and Restated Articles of Incorporation of Hines Real Estate Investment Trust, Inc. (filed as Exhibit 3.1 to the registrant's Current Report on Form 8-K filed July 13, 2007 and incorporated herein by reference). |
| 3.2 | Second Amended and Restated Bylaws of Hines Real Estate Investment Trust, Inc. (filed as Exhibit 3.1 to the registrant's Current Report on Form 8-K filed August 3, 2006 and incorporated herein by reference). |
| 4.1 | Form of Subscription Agreement (filed as Appendix A to the Prospectus included in the Registration Statement on Form S-11 filed by the Registrant on January 25, 2008, as amended on June 18, 2008, June 27, 2008 and October 22, 2008 (file No. 333-198854, the "Third Registration Statement") and incorporated herein by reference). |
| 10.1 | Advisory Agreement among Hines REIT Properties, L.P., Hines Advisors Limited Partnership and Hines Real Estate Investment Trust, Inc., dated July 1, 2010 as renewed for an additional one-year term effective on June 30, 2011 (filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K on July 8, 2010 and incorporated by reference herein). |
| 10.2* | Indemnification Agreement between Hines Real Estate Investment Trust, Inc. and J. Shea Morgenroth dated November 1, 2011. |
| 21.1* | List of Subsidiaries of Hines Real Estate Investment Trust, Inc. |
| 23.1* | Consent of Independent Registered Public Accounting Firm of Hines Real Estate Investment Trust, Inc. and subsidiaries, Deloitte & Touche LLP. |
| 23.2* | Consent of Independent Auditors of Hines US Core Office Fund LP and subsidiaries, Deloitte & Touche LLP. |
| 23.3* | Consent of Independent Registered Public Accounting Firm of HCB II River LLC and subsidiaries, Deloitte & Touche LLP. |
| 31.1* | Certification. |
| 31.2* | Certification. |
| 32.1* | Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C., Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Pursuant to SEC Release 34-47551 this Exhibit is furnished to the SEC and shall not be deemed to be "filed." |
| 101** | The following materials from Hines REIT, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011, filed on March 30, 2012, are formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements. |

* Filed with the registrant's Annual Report on Form 10-K.

** In accordance with Rule 406T of Regulation S-T, the information in these exhibits is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended (the "Securities Act"), is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act , except as expressly set forth by specific reference in such filing.



**KPMG Building,**
San Francisco, California

## CORPORATE AND SHAREHOLDER INFORMATION

**Corporate Headquarters**
Hines Real Estate
Investment Trust, Inc.
2800 Post Oak Blvd
Suite 5000
Houston, TX 77056
888.220.6121
www.hinessecurities.com

**Annual Meeting**
Hines REIT's Annual Meeting of Shareholders will be held at 9:00 a.m. on Wednesday, August 22, 2012, The Westin Oaks Hotel, 5011 Westheimer, Houston, TX 77056

**Transfer Agent**
DST Systems, Inc.
430 W. 7th Street
Kansas City, MO 64105

**Auditors**
Deloitte & Touche LLP

**Legal Counsel for the Company**
Greenberg Traurig, LLP

**Legal Counsel for the Independent Directors**
Locke Lord Bissell & Liddell LLP

**Form 10-K**
The Hines REIT's annual report on Form 10-K, as filed with the Securities and Exchange Commission (the SEC), is available at no charge upon written request to Hines REIT Investor Relations, at the address below. The SEC maintains a website located at www.sec.gov that contains reports, proxy statements and other information regarding the Company that is filed electronically with the SEC. In addition, the Company makes its annual report on Form 10-K available free of charge at www.hinessecurities.com.

**Certifications**
We filed the CEO and CFO certifications regarding the quality of our public disclosure as Exhibits 31.1 and 31.2 to our Form 10-K with the SEC for the year ended December 31, 2011, as required by Section 302 of the Sarbanes-Oxley Act.

**Questions about Hines REIT or your account should be directed to:**
Hines REIT
Investor Relations
2800 Post Oak Blvd.
Suite 4700
Houston, TX 77056
888.220.6121

Hines Real Estate Investment Trust, Inc.


2800 Post Oak Blvd, Suite 5000
Houston, TX 77056
888.220.6121
www.hinessecurities.com


# Hines



**One Wilshire,** Los Angeles, California

**One Atlantic Center,** Atlanta, Georgia

**JPMorgan Chase Tower,** Dallas, Texas

**101 Second Street,** San Francisco, California